

Raising Intelligence

ANNUAL REPORT

COMPANY OVERVIEW

Teradata Corporation is a global leader in data warehousing and analytic solutions. Our customers use our market-leading technology to gain deeper insight into their business operations to drive growth, profitability, and competitive advantage.

Companies rely on Teradata to integrate data from various systems, applications, and other sources into a single enterprise data warehouse. This "single view of the business" allows decision makers to examine extremely large volumes of atomic-level data from multiple sources throughout their organization to better understand what has happened in the past and, more importantly, to better predict what will happen in the future. Their objective: to operate more quickly and more effectively in a changing marketplace.

Teradata's Enterprise Data Warehousing solutions include our high-performance massively parallel database technology, robust portfolio of analytical applications, data management solutions, and world-class scalable hardware. Our extensive network of partnerships with key analytic providers and system integrators, along with our team of knowledgeable and experienced data warehousing consulting and support services professionals, completes our solution set – which is designed to deliver superior intelligence for our customers.

Teradata's opportunity has never been greater; our competitive differentiation has never been more pronounced. All elements of our solution are fully integrated, and all dimensions of our business are fully riveted on a single purpose: to enable our growing base of customers to realize the value of enterprise data warehousing.

Data warehousing is the process of collecting, integrating, and managing a wide variety of detailed data from across an organization using a central repository, or "warehouse," to answer business questions and enhance decision making.

REVENUE / GROWTH RATE


$ In millions
$1,203
$1,349
$1,467
$1,547
$1,702
(1%)
12%
9%
5%
10%
2003
2004
2005
2006
2007

REGIONAL SEGMENT REVENUE


2007
18%
25%
57%
Americas
Europe, Middle East, Africa ("EMEA")
Asia, Pacific, Japan ("APJ")

On the cover: Teradata's Rancho Bernardo office near San Diego, California, houses research and development, customer briefing center, and customer support facilities. Rancho Bernardo will host the 2008 Annual Meeting of Stockholders.



James M. Ringler, Chairman
Michael F. Koehler, President and Chief Executive Officer

Welcome to Teradata – a new company with a long history of success. As a world leader in enterprise data warehousing, Teradata has grown from its beginnings in Southern California in the late 1970s into an organization of nearly 6,000 employees with a presence in more than 60 countries, dedicated to serving more than 850 of the most respected organizations around the world. Over the years, our mission has remained constant: to enable organizations to use better information to make faster and smarter decisions that drive profitable growth and competitive advantage.

DEAR FELLOW SHAREHOLDERS,

2007 was a busy year for Teradata. We continued our consistent record of strong performance; completed our spin off from NCR Corporation into an independent, publicly-traded company; and were named to the Standard & Poor's 500. Although we have the drive, passion, and focus of a "start-up" company, we have a solid foundation of innovative technology, a market-leading position, and financial strength. With a strong balance sheet and the ability to generate attractive cash flow, Teradata's financial position enables us to make investment decisions that are fully in the best interests of our customers and shareholders.

In 2007, we increased our revenue 10 percent from 2006 to more than $1.7 billion. Operating income for the year, which included non-recurring items such as the cost to spin off Teradata, was $320 million – or $337 million excluding such items – an increase from $302 million in 2006. We reported net income of $200 million, or $1.10 per share, in accordance with generally accepted accounting principles ("GAAP"), which included spin-off–related costs of approximately $17 million, and some tax adjustments. Excluding these items, non-GAAP net income was $226 million, or $1.24 per share, compared with $192 million, or $1.06 per share, in 2006.

THE OPPORTUNITY Going forward, Teradata has tremendous opportunities for growth and continued success as a freestanding company. The $19 billion data warehousing infrastructure market – database software, hardware, maintenance, and professional services – affords us significant potential, as more and more companies increasingly use enterprise analytics and business intelligence for strategic advantage. By providing the leading enterprise data warehousing solution to support these complex analyses, Teradata is well-positioned to increase market penetration.

Teradata's approach to data warehousing differs radically from the current IT infrastructures used by many organizations. Those environments contain numerous independent silos of fragmented data, or data marts, which house duplicate, inconsistent, or incomplete data. We advocate that companies instead integrate detailed data from across the enterprise into a large single data warehouse.

Industry analysts, as well as our customers, validate that Teradata's centralized enterprise analytics architecture provides the optimal information foundation for decision making. In fact, Gartner, Inc. has recognized our technology leadership by positioning Teradata in the Leaders Quadrant in its *Magic Quadrant for Data Warehouse DBMS Systems, 2007*, by Donald Feinberg and Mark A. Beyer, 10 October 2007.

Providing value is at the heart of the Teradata business and is core to our investment strategy. Since our inception, Teradata's commitment has been to help customers unlock the value of their data, transforming

Our mission is to enable organizations to use better information to make faster and smarter decisions that drive profitable growth and competitive advantage.

it into actionable information for strategic decision making. Teradata's next frontier is to enable companies to align strategic decision making, now done at the corporate level, with operational execution at all levels of the organization. Using Teradata's technology and analytics, organizations can improve their ability to make decisions and take actions faster than their competition.

Teradata calls this process of aligning data and accelerating decision making "Active Enterprise Intelligence." Active Enterprise Intelligence pushes out intelligence from the corporate office to operational decision makers – front-line employees, suppliers, partners, and customers. This is how we enable our customers to "raise intelligence," so that they can make the best decisions in the shortest amount of time, where it means the most – in the store, at the airport gate, in the call center, or over the Internet.

OUR STRATEGY It is our long-term strategy to leverage our core technology and services, along with those of our partners, to deliver competitively superior solutions to our customers that yield higher return on their investment – and by doing so, increase the long-term value of our company. We will continue to make strategic decisions and investments in three key areas to achieve these core objectives:

Technology: For nearly three decades Teradata has provided a revolutionary approach to data warehousing: a massively parallel processing architecture that is scalable for decision support and complex analytics. Going forward, we will continue to invest in our database software and platform to further extend our lead at the best price performance in the marketplace. These investments are directed at high-availability solutions and services, and Active Data Warehousing capabilities that enable Active Enterprise Intelligence.

Solutions: By expanding our solutions and offers, Teradata enables its customers to drive more innovation and solve business challenges more effectively. Investments in consulting, data management, and applications – along with continued work with our partners – will provide our customers with tailored solutions and high-value opportunities to leverage and grow their data warehouses. It is our goal to optimize and expand our portfolio of analytical applications from third-party providers on Teradata, giving our customers greater choice in the way they use information for competitive advantage.

Market Coverage: Teradata focuses its sales effort on the world's 3,000 largest organizations, across a wide range of industries, including communications, financial services, government, healthcare, insurance, manufacturing, retail, transportation, and travel. To deliver optimal value to our customers and grow our business, we will continue to expand our market coverage, which includes sales, professional services, and consulting resources. This will not only increase our ability to add new customers, but also our ability to grow the size and scope of our existing customers' enterprise data warehouses – which is vital to our future growth and success.

Teradata's spin off into an independent company allows for further innovation and greater improvements to help drive more value for our customers. We are excited about our future as a new company, and we extend our thanks and appreciation to our customers, partners, advocates, shareholders, and the Teradata team for their collective efforts that led to our continued success in 2007.

Michael F Koehler

Michael F. Koehler
President and Chief Executive Officer

James M. Ringler

James M. Ringler
Chairman

TERADATA

NOTICE OF 2008 ANNUAL MEETING AND PROXY STATEMENT

March 3, 2008

Dear Fellow Teradata Corporation Stockholder:

I am pleased to invite you to attend Teradata's 2008 Annual Meeting of Stockholders on April 28, 2008. The meeting will begin promptly at 8:00 a.m. local time at Teradata's Research and Development Office, 17095 Via Del Campo, Rancho Bernardo, California 92127.

This proxy statement, which also includes a notice of the 2008 annual meeting, tells you more about the agenda and procedures for the meeting. It also describes how the Board operates and gives information about our director candidates and general compensation and corporate governance matters.

To conserve natural resources and to reduce the costs of printing and distributing our proxy materials (which include this proxy statement, our 2007 annual report and form of proxy and voting instruction card), we are taking advantage of the new U.S. Securities and Exchange Commission ("SEC") rule that allows us to deliver these materials to stockholders via the Internet. As a result, most of our stockholders will receive a mailing containing only a notice of the 2008 annual stockholders' meeting instead of paper copies of our proxy materials. The notice will include instructions on how to access these documents over the Internet, as well as instructions on how stockholders receiving this form of notice can request paper copies of our proxy materials. Stockholders who do not receive the notice-only mailing will receive either paper copies of the proxy materials by mail or electronically-available materials as permitted under applicable SEC rules.

Michael Koehler, Teradata's President and Chief Executive Officer, and I look forward to sharing more information with you about Teradata at the annual meeting. If you plan to attend, please send an email to investor.relations@teradata.com to receive a meeting reservation request form.

Your vote is important. Whether or not you plan to attend the annual meeting, I urge you to authorize your proxy as soon as possible so that your stock may be represented at the meeting.

Sincerely,

James M. Ringler
Chairman of the Board

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS OF TERADATA CORPORATION

Time:

8:00 a.m. local time

Date:

Monday, April 28, 2008

Place:

Teradata Corporation Research and Development Office
17095 Via Del Campo, Rancho Bernardo, California 92127

Purpose:

- Elect two Class I directors for three-year terms expiring at the 2011 annual meeting of stockholders and ratify the appointment of one Class II director with a term expiring at the 2009 annual meeting of stockholders, each until his respective successor is duly elected and qualifies;
- Consider and vote upon the ratification of the appointment of the Company's independent registered public accounting firm for 2008; and
- Transact such other business as may properly come before the meeting and any adjournment or postponement of the meeting.

Other Important Information:

- Record holders of Teradata common stock at the close of business on February 29, 2008, may vote at the meeting.
- Your shares cannot be voted unless they are represented by proxy or in person by the record holder at the meeting. **Even if you plan to attend the meeting, please submit a proxy to ensure that your shares are represented at the meeting.**

By order of the Board of Directors,

Laura Nyquist
General Counsel and Secretary

March 3, 2008

TERADATA

2835 Miami Village Drive
Miamisburg, OH 45342

PROXY STATEMENT

GENERAL INFORMATION

We are delivering these proxy materials to solicit proxies on behalf of the Board of Directors of Teradata Corporation, a Delaware corporation (which we refer to as "Teradata," the "Company," "we," or "us"), for the 2008 annual meeting of stockholders, including any adjournment or postponement thereof. The meeting will be held at 8:00 a.m. local time, on April 28, 2008, at the Company's Research and Development Office, 17095 Via Del Campo, Rancho Bernardo, California 92127.

Stockholders Entitled to Vote at the Meeting

If you are a record stockholder at the close of business on the record date for the meeting, February 29, 2008, you are entitled to vote at the meeting. There were 179,589,472 shares of common stock outstanding on the record date. For each share of Teradata common stock you own, you are entitled to cast one vote on each candidate submitted for director election and to cast one vote on each other matter properly brought before the meeting.

Delivery of Proxy and Voting Materials

Starting on or about March 18, 2008, we will begin distributing to stockholders our proxy materials (including the 2008 annual report, proxy statement and form of proxy and voting instruction card ("proxy card")). The delivery method and nature of the materials (electronic or paper copies) received by each stockholder will vary as described below.

Notice and Access

Pursuant to the new "notice and access" rules recently adopted by the U.S. Securities and Exchange Commission ("SEC"), we have elected to provide access to our proxy materials via the Internet. A Notice of Internet Availability of Proxy Materials ("Notice") will be mailed to most of our stockholders of record and beneficial owners (stockholders who own their stock through a nominee such as a bank or broker). The document will instruct stockholders on how to access the proxy materials on a secure website referred to in the Notice or how to request printed copies. In addition, stockholders may request to receive all future proxy materials in printed form by mail or electronically by email by following the instructions included with the Notice.

Electronic Delivery

A number of Teradata's stockholders, including those who have previously consented to electronic delivery of proxy materials, will receive an email notifying them of their ability to obtain access to Teradata's materials, including notice of the 2008 annual meeting, via the Internet. Stockholders can elect to view future proxy materials electronically instead of receiving paper copies in the mail as follows:

- If you are a stockholder of record (*i.e.,* you are a registered stockholder directly holding your Teradata common stock through an account with Teradata's transfer agent, Mellon Investor Services), you can choose to access your disclosure materials electronically and save the Company the cost of producing and mailing these documents by following the instructions provided at http://www.investordelivery.com or by following the prompt if you choose to authorize your proxy over the Internet. You must have your control number listed on your Notice or proxy card to make this election.

- If you are a beneficial owner (*i.e.*, you hold your Teradata common stock beneficially through a nominee such as a bank or broker), please review the information provided by your nominee for instructions on how to elect to view future proxy statements and annual reports over the Internet.

Delivery Method	*What does it mean?*	*How can I participate?*	*How can I opt out?*
Notice and Access of Internet Availability	You will receive a Notice in the mail that will provide you with instructions on how to access http://www.proxyvote.com to: (1) view Teradata's proxy materials for the 2008 annual meeting over the Internet; and (2) securely vote your proxy electronically via the Internet.	Under the SEC's new rule, you do not have to "opt in" to participate. Stockholders, other than those who have previously requested printed materials or who receive their notice electronically via email, will receive the Notice and Internet access to the proxy materials.	You will receive instructions with the Notice regarding how to obtain paper copies of the proxy materials and/or instruct us to mail future proxy materials in printed form. To do so, stockholders can either (1) follow the instructions on http://www.proxyvote.com, (2) call 1-800-579-1639, or (3) send an email to sendmaterial@proxyvote.com.*
Electronic Access	If you have chosen to receive your proxy materials electronically (including the notice of the meeting), you will receive an email with instructions containing a link to those materials and the proxy voting site hosted on http://www.proxyvote.com.	Choosing to receive your future proxy materials by electronic access will save us the cost of printing and mailing any documents to you and will conserve natural resources. If you have not already made this election, you can provide your consent when you vote at: http://www.proxyvote.com.*	Your election to receive proxy materials by electronic access will remain in effect until you terminate your consent at http://www.proxyvote.com,* or your consent is deemed to be revoked under applicable law.

* Stockholders must provide a control number (listed on their Notice and/or proxy card) to make this election.

Paper Copies

Stockholders who have previously requested paper copies of their proxy materials, or who are otherwise required to receive them, will receive the 2008 proxy materials in printed form unless they consent to receive these documents electronically in the future.

How to Obtain a Separate Set of Proxy Materials

As an additional cost-saving measure, we are also taking advantage of the householding rules adopted by the SEC that permit us to deliver only one set of proxy materials to stockholders who share an address, unless otherwise requested. If you have multiple Teradata common stock record accounts and/or share an address with a family member who is an Teradata stockholder and want to receive more than one copy of the Notice and/or proxy materials, you may contact our mailing agent, Broadridge Financial Solutions, at Broadridge Householding Department, 51 Mercedes Way, Edgewood, New York, 11717 (phone: 1-800-542-1061). Broadridge will remove you from the householding program within thirty days of receipt of this request and will mail you a separate copy of the proxy materials.

How to Vote Your Shares

Your vote is important. Your shares can be voted at the annual meeting only if you are present in person or represented by proxy. Even if you plan to attend the meeting, we urge you to authorize your proxy in advance. You may vote by proxy over the Internet or by telephone. In addition, if you received paper copies of the proxy materials by mail, you can also vote by mail by following the instructions on the proxy card. Voting by proxy over the Internet, by telephone or by written proxy card will ensure your representation at the annual meeting regardless of whether you attend in person.

We encourage you to authorize your proxy electronically by going to the http://www.proxyvote.com website or by calling the toll-free number (for residents of the United States and Canada) listed on your Notice and proxy card. Please have your Notice or proxy card in hand when going online or calling. ***If you authorize your proxy electronically over the Internet, you do not need to return your proxy card.*** If you choose to authorize your proxy by mail, simply mark your proxy card, and then date, sign and return it in the postage-paid envelope provided.

If you hold your shares beneficially in street name through a nominee (such as a bank or broker), you may be able to authorize your proxy by telephone or the Internet as well as by mail. You should follow the instructions you receive from your nominee to vote these shares.

How to Revoke Your Proxy

You may revoke your proxy at any time before it is voted at the meeting by:

- properly executing and delivering a later-dated proxy (including a telephone or Internet proxy authorization);
- voting by ballot at the meeting; or
- sending a written notice of revocation to the inspectors of election in care of the Corporate Secretary of the Company at the address listed above.

Voting at the Annual Meeting

The method by which you vote and authorize your proxy will in no way limit your right to vote at the meeting if you later decide to vote in person at the meeting. If you beneficially own your shares through a nominee (such as a bank or broker), you must obtain a proxy executed in your favor from your nominee to be able to vote at the meeting.

Your shares will be voted at the meeting as directed by the instructions on your proxy card, voting instructions or electronic proxy if: (1) you are entitled to vote, (2) your proxy was properly executed or properly authorized electronically, (3) we received your proxy prior to the annual meeting, and (4) you did not revoke your proxy prior to or at the meeting.

The Board's Recommendations

If you send a properly executed proxy or authorize your proxy electronically without specific voting instructions, your shares represented by that proxy will be voted as recommended by the Board of Directors:

- FOR the election of each of the two Class I director nominees identified herein and the ratification of the appointment of C.K. Prahalad as a Class II director (see pages 7-8); and
- FOR ratification of the appointment of the Company's independent registered public accounting firm for 2008 (see page 61).

Voting Shares Beneficially Held in the Teradata 401(k) Savings Plan

If you are a participant in the Teradata 401(k) Savings Plan, your proxy includes the number of Teradata common stock units (share interests) allocated to your plan account. You may instruct the trustee how to vote the number of share interests allocated to your plan account. The trustee will vote the share interests allocated to your plan account in accordance with your instructions. If you do not vote your share interests in the Teradata 401(k) Savings Plan, the trustee will vote the unallocated share interests, as well as any allocated share interests held by the plan, in the same proportion as the share interests for which it received timely voting instructions.

Votes Required to Approve Each Item

The presence at the meeting (in person or by proxy) of the holders of a majority of the shares of common stock outstanding on the record date, the close of business on February 29, 2008, is necessary to have a quorum allowing us to conduct business at the meeting. The affirmative vote of a majority of the voting power present (in person or by proxy) at the meeting is required to elect each director, to ratify the appointment of C.K. Prahalad to Class II of the board, and to ratify the appointment of our independent registered public accounting firm. Abstentions effectively count as votes "against" the adoption of a proposal and the election of a director, but broker "non-votes" will have no effect on the outcome of the vote for any item or the election of any director. Broker "non-votes" occur when a broker returns a properly executed proxy but does not vote on a particular item because the broker has not received voting instructions from the beneficial owner and, therefore, does not have the authority to vote on a proposal. We do not expect that brokers will lack authority to vote on either of the proposals that will be considered at the meeting.

Annual Meeting Admission

You may attend the meeting if you are a stockholder of record, represent a proxy for a stockholder of record, or are a beneficial owner of Teradata common stock with evidence of ownership. **If you plan to attend the meeting in person, please send an email to us at investor.relations@teradata.com to request a meeting reservation request form. If you are a beneficial owner (*e.g.*, you hold your Teradata stock through a bank or broker), please include evidence of your ownership of Teradata stock with the form (such as an account statement showing you own Teradata stock as of the record date).** If you do not have a reservation for the meeting, you may still attend if we can verify your stock ownership at the meeting.

We will include the results of the votes taken at the meeting in Teradata's next quarterly report filed with the SEC. You may also find information on how to obtain a full transcript of the meeting in that quarterly report or by writing to Teradata's Corporate Secretary at Teradata Corporation, 2835 Miami Village Drive, Miamisburg, Ohio 45342.

STOCK OWNERSHIP

Ownership by Officers and Directors

This table shows the Teradata common stock beneficially owned as of January 31, 2008, by each Named Executive Officer included in the Summary Compensation Table found on page 30 of this proxy statement (other than Mr. Young who was not an executive officer of the Company as of that date), each non-employee director, and the directors and executive officers as a group as of January 31, 2008. As of that date, none of the Company's directors or executive officers beneficially owned more than 1.0% of the issued and outstanding shares of Teradata common stock. As a group, such directors and executive officers beneficially owned 0.76% of Teradata's issued and outstanding shares of common stock. In addition to the shares shown in this table, directors and executive officers hold restricted stock units, which have not yet vested, as listed in footnote 6 to the following table.

Names	Total Shares Beneficially Owned(1)	Shares Covered by Options(2)
Non-Employee Directors		
Class I Directors		
William Stavropoulos[3]	102,565	65,724
David E. Kepler	1,436	0
Class II Directors		
James Ringler, Chairman of the Board	100,651	68,334
C.K. Prahalad	123,179	77,770
Class III Directors		
Edward P. Boykin	71,818	39,724
Victor Lund	45,816	27,724
Named Executive Officers		
Michael F. Koehler, President, Chief Executive Officer and Class II Director[4]	213,116	86,650
Robert Fair, Executive Vice President, Global Field Operations	172,593	125,439
Daniel Harrington, Executive Vice President, Technology & Support Services[5]	93,220	34,536
Bruce Langos, Chief Operations Officer	84,217	58,168
Stephen Scheppmann, Executive Vice President and Chief Financial Officer	0	0
Current Directors and Executive Officers as a Group[6] (14 persons)	1,381,996	878,752

(1) Unless otherwise indicated, total voting power and total investment power are exercised by each individual and/or a member of his or her household. Includes (a) shares covered by options that are exercisable within 60 days of January 31, 2008 (as listed in the "Shares Covered by Options" column); (b) shares granted to directors, the receipt of which have been deferred, as follows: Mr. Boykin, 21,630 shares; Mr. Kepler, 487 shares; Mr. Lund, 11,623 shares; Mr. Ringler, 19,879 shares; and Mr. Stavropoulos, 16,787 shares; and (c) restricted stock units, the receipt of which have been deferred, as follows: each of Messrs. Boykin, Lund, and Ringler, 2,464 units; and Mr. Kepler, 949 units.

(2) Includes shares that the executive officer or director or his or her respective family members have the right to acquire through the exercise of stock options within 60 days after January 31, 2008. These shares are also included in the "Total Shares Beneficially Owned" column. For Named Executive Officers who are eligible for "retirement" under the Company's benefit plans as of January 31, 2008, includes the following shares that would be acquired upon the acceleration of options upon such retirement: Mr. Koehler, 7,257 shares.

(3) Includes 2,000 shares held by Mr. Stavropoulos' spouse.

(4) Includes 21,503 shares held jointly by Mr. Koehler and his spouse.

(5) Includes 1,564 shares held by Mr. Harrington in a unitized stock fund under the Teradata 401(k) Savings Plan.

(6) In addition to the shares listed in the table, directors and executive officers hold the following number of restricted stock units which have not yet vested: each of Messrs. Boykin, Lund and Ringler, 327 units, and Mr. Kepler, 2,845 units (the receipt of which each director has elected to defer); Messrs. Prahalad and Stavropoulos, 327 units; Messrs. Harrington and Fair, 1,102 units; Mr. Koehler, 3,471 units; Mr. Langos, 4,158 units; and Mr. Scheppmann, 10,722 units; and other executive officers who are not Named Executive Officers, 1,797 units.

Other Beneficial Owners of Teradata Stock

To the Company's knowledge, the following stockholders beneficially own more than 5% of the Company's outstanding stock.

Name and Address of Beneficial Owner	Total Number of Shares	Percent of Class
Delaware Management Business Trust (1)	14,447,648	7.98%
Cramer Rosenthal McGlynn, LLC (2)	9,449,239	5.2%
Stephen F. Mandel, Jr. (individually and for Lone Pine Assoc. LLC, *et al.*) (3)	9,254,453	5.1%

(1) Information is based upon an amended Schedule 13G filed by Delaware Management Business Trust with the SEC on February 8, 2008. According to this filing, Delaware Management Business Trust has sole power to dispose or direct the disposition of 14,447,648 shares, has sole power to vote or to direct the vote over 14,402,688 shares, and has shared voting power over 259 shares.

(2) Information is based upon a Schedule 13G filed by Cramer Rosenthal McGlynn, LLC with the SEC on February 14, 2008. According to this filing, Cramer Rosenthal McGlynn, LLC has sole power to dispose or direct the disposition of 8,921,989 shares, shared power to direct the disposition of 527,250 shares, sole power to vote or to direct the vote over 8,608,139 shares, and shared voting power over 26,100 shares.

(3) According to a Schedule 13G statement filed with the SEC reflecting ownership as of February 22, 2008, Steven F. Mandel, Jr. has shared voting and investment power with respect to an aggregate of 9,254,453 shares held directly or indirectly by Lone Spruce, L.P., Lone Balsam, L.P., Lone Sequoia, L.P., Lone Cascade, L.P., Lone Sierra, L.P., Lone Pine Associates LLC, Lone Pine Members LLC, and Lone Pine Capital LLC.

ELECTION OF DIRECTORS
(Item 1 on Proxy Card)

The Board of Directors is currently divided into three classes. Directors are elected by stockholders for terms of three years and hold office until their successors are elected and qualify. One of the three classes is elected each year to succeed the directors whose terms are expiring. As of the 2008 annual meeting, the terms for the directors in Classes I, II and III of the Board of Directors expire in 2008, 2009, and 2010, respectively.

All of our non-employee directors, other than Mr. Kepler (who was appointed a director by the Board effective as of November 1, 2007), were directors of NCR Corporation ("NCR"). Effective as of September 6, 2007, in connection with the spin off of Teradata from NCR on September 30, 2007, Messrs. Ringler, Boykin, Lund, Prahalad, and Stavropoulos were elected to serve as Teradata directors, with Messrs. Boykin and Prahalad also remaining on NCR's Board of Directors. NCR and Teradata agreed at the time of the spin off, for purposes of complying with applicable Internal Revenue Service rules and regulations, that Mr. Prahalad would not serve on Teradata's Board for more than a two-year period following the spin off, and he was initially elected as a Class I director with a term to expire at the 2008 annual stockholders' meeting. On February 4, 2008, the board determined that it was in the best interests of the Company to extend Mr. Prahalad's tenure on the board another year given his leadership in strategic thinking, experience and knowledge of the Company. As a result, on February 4, 2008, Mr. Prahalad resigned as a Class I director and was immediately reappointed by the board as a Class II director.

Although Mr. Prahalad has been appointed to Class II by the board, and is therefore not subject to reelection at this meeting, the board determined that, because the Company previously disclosed in the Form 10 that Mr. Prahalad would be subject to re-election at this meeting, the stockholders should be provided the opportunity to ratify his appointment to Class II. Under applicable law and the Company's Bylaws, however, Mr. Prahalad is entitled to serve for a term expiring at the 2009 annual meeting, regardless of the outcome of the vote to ratify his appointment to Class II.

Messrs. Stavropoulos and Kepler are Class I directors whose current terms are expiring at the 2008 annual meeting. Messrs. Stavropoulos and Kepler have been nominated for reelection through the 2011 annual meeting of stockholders and until their successors are elected and qualify.

Proxies solicited by the Board will be voted for the election of the nominees, unless you provide a contrary instruction on your proxy. The Board has no reason to believe that these nominees will be unable to serve. However, if one of them should become unavailable, the Board may reduce the size of the Board or designate a substitute nominee. If the Board designates a substitute, shares represented by proxies will be voted for the substitute nominee.

The Board recommends that you vote FOR each of the Class I nominees for election as a director and the ratification of the appointment of the following Class II director nominee. Election of each nominee requires the affirmative vote of a majority of the voting power present (in person or by proxy) at the meeting. Proxies solicited by the Board of Directors will be voted FOR each nominee, unless you specify otherwise in your proxy.

Class I — Current Terms Expiring in 2008 and New Terms Expiring in 2011:

William S. Stavropoulos, 68, retired as director and Chairman of the Board of The Dow Chemical Co. ("Dow"), a chemical and plastics producer, on April 1, 2006. He had served in such capacity since November 2000. Mr. Stavropoulos was the President and Chief Executive Officer of Dow from 1995 to 2000 and was Chairman of the Board and Chief Executive Officer from 2002 to November 2004. In addition, he is a director of Tyco International, Inc., Chemical Financial Corporation, and Maersk Inc., and is a trustee of the Fidelity Group of Funds. He also serves as a special advisor to Clayton, Dubilier and Rice,

Inc., a private equity investment firm, and is a member of the advisory board of Metalmark Capital LLC, a private equity investment firm. Mr. Stavropoulos served on the board of directors of NCR from 1997 to September 2007. He joined Teradata's board on September 6, 2007.

David E. Kepler, 55, is the Senior Vice President, Chief Sustainability Officer, Chief Information Officer (CIO) and Corporate Director, Shared Services, of Dow. Mr. Kepler joined Dow in 1975. He was appointed Vice President and CIO of Dow in 1998 and Corporate Vice President in 2000. Mr. Kepler assumed responsibility for Shared Services in 2004 and was appointed Senior Vice President in 2006, with added responsibilities for the company's sustainability initiatives. He also serves on the board of directors of the U.S. Chamber of Commerce, the board of directors of EPCglobal, and the board of directors of Dorinco Reinsurance Company and Liana Limited, both Dow affiliated companies. He joined Teradata's board on November 1, 2007.

Class II — Current Term Expiring in 2009:

C.K. Prahalad, 66, is the Paul and Ruth McCracken Distinguished University Professor at The Ross School of Business, University of Michigan. Mr. Prahalad is a nationally recognized specialist in corporate strategy and the role of top management in large, diversified, multi-national corporations and was recently named the world's most influential living management thinker in the Thinkers 50 biennial poll. From 2000 to 2002, he was Chairman of the Board of PRAJA, Inc., a software company located in Rancho Bernardo, California. He is also a director of NCR, Hindustan Lever Limited, India, and World Resources Institute, Washington, D.C., a non-governmental organization. He joined Teradata's board on September 6, 2007.

Other Directors

Class II — Current Terms Expiring in 2009:

James M. Ringler, 62, was named Chairman of the Board of Teradata in September 2007. Mr. Ringler previously served as Chairman of the Board of NCR from July 25, 2005 to September 2007. From March 2005 to August 2005, Mr. Ringler served as NCR's President and Interim Chief Executive Officer. He served as Vice Chairman of Illinois Tool Works Inc., a multi-billion dollar diversified manufacturer of highly engineered components and industrial systems, from 1999 until 2004. Prior to joining Illinois Tool Works, from 1997 to 1999, Mr. Ringler was Chairman of Premark International, Inc. ("Premark"). He also served as Premark's Chief Executive Officer from 1995 to 1999 when it merged with Illinois Tool Works. Mr. Ringler serves as a director of Autoliv Inc., Dow, FMC Technologies, Inc., and Corn Products International, Inc. He joined Teradata's board on September 6, 2007.

Michael Koehler, 55, is President and Chief Executive Officer of Teradata. Previously, Mr. Koehler served as Senior Vice President, Teradata Division of NCR from 2003 to 2007. From September 2002 until March 2003, he was the Interim Teradata Division Leader, Teradata Division. From 1999 to 2002, Mr. Koehler was Vice President, Global Field Operations, Teradata Division, and from June 1997 to October 1999, he was Vice President, Americas, Retail Solutions Group of NCR. He joined Teradata's board in August 2007.

Class III — Current Terms Expiring in 2010:

Edward P. Boykin, 69, served as the President and Chief Operating Officer of Computer Sciences Corporation ("CSC"), an information technology services company he joined in 1966, from July 2001 to June 2003. From 1998 to 2001, he held a number of senior management positions at CSC, including group president of its Financial Services Group from 1999 to 2001 and vice president of its Technology Management Group from 1998 to 1999. Mr. Boykin also serves as a director of NCR and as Chairman of the Board of Capital TEN Acquisition Corp., a special purpose acquisition company. He joined Teradata's board on September 6, 2007.

Victor L. Lund, 60, has served as Chairman of the Board of DemandTec, Inc., an on-demand applications company, since December 2006. Prior to this position, Mr. Lund served as the non-executive Chairman of the Board of Mariner Health Care, Inc., a long-term health care services company, from 2002 to 2004. He served as Vice Chairman of Albertson's, Inc., a food and drug retailer, from 1999 until 2002. Mr. Lund served as Chairman of the Board of American Stores Company from 1995 until its acquisition by Albertson's in June 1999, and as Chief Executive Officer of American Stores Company from 1992 until 1999. Prior to joining American Stores Company in 1977, Mr. Lund was a practicing certified public accountant. He also serves on the boards of Delta Air Lines, Incorporated, Borders Group, Inc., Del Monte Foods Company, and Service Corporation International. He joined Teradata's board on September 6, 2007.

ADDITIONAL INFORMATION CONCERNING THE BOARD OF DIRECTORS

The Board of Directors oversees the overall performance of the Company on your behalf. Members of the board stay informed of the Company's business through discussions with the Chief Executive Officer and other members of management and staff, by reviewing materials provided to them, and by participating in regularly scheduled board and committee meetings.

Corporate Governance

Teradata's Board of Directors is elected by the stockholders to govern the business and affairs of the Company. The board selects the senior management team, which is charged with conducting the Company's business. Having selected the senior management team, the board acts as an advisor to senior management and monitors its performance. The board reviews the Company's strategies, financial objectives and operating plans. It also plans for management succession of the Chief Executive Officer, as well as other senior management positions, and oversees the Company's compliance efforts.

To help discharge its responsibilities, the Board of Directors has adopted Corporate Governance Guidelines on significant corporate governance issues. These guidelines address, among other things, such matters as director independence, committee membership and structure, meetings and executive sessions, and director selection, retirement, and training. The Board of Directors Corporate Governance Guidelines are found on Teradata's corporate governance website at http://www.teradata.com/t/page/172901/index.html. You may obtain a written copy of these guidelines, or any of the board's committee charters, by writing to Teradata's Corporate Secretary at the address listed on page 1 of this proxy statement. The board's independent directors meet regularly in executive session and, as provided in the Corporate Governance Guidelines, the Board of Directors has selected the Chairman of the Board to preside at its executive sessions during 2008.

In connection with its Corporate Governance Guidelines, the Board of Directors has established independence standards. In general, the board must determine whether a director is considered independent, taking into account the independence guidelines of the New York Stock Exchange ("NYSE") and the factors listed immediately following this paragraph, which are included as Exhibit B, Definition of Director Independence, to the board's Corporate Governance Guidelines referenced above, in addition to those other factors it may deem relevant. No director may qualify as independent unless the board affirmatively determines (i) under the NYSE listing standards, that he or she has no material relationship with the Company (either directly or as a partner, stockholder or officer of an organization that has a relationship with Teradata); and (ii) under the Company's independence standards, that the director or director candidate:

- has not been an employee of the Company or any of its affiliates, or affiliated with the Company, within the past five years;
- has not been affiliated with or an employee of the Company's present or former independent auditors or its affiliates within at least the past five years;
- has not been in the past five years a paid advisor, service provider or consultant to the Company or any of its affiliates or to an executive officer of the Company or an employee or owner of a firm that is such a paid advisor, service provider or consultant;
- has not, directly or indirectly, had a material relationship (such as being an executive officer, director, partner, or significant stockholder) with a significant customer or supplier of the Company, and in no case may the director be an executive officer or employee of another company that in the previous three years made payments to or received payments from the Company in a fiscal year exceeding the greater of $1 million or 2% of the other company's consolidated gross revenues;
- is not an executive officer or director of a foundation, university or other non-profit entity receiving significant contributions from the Company, including contributions in the previous three years that, in

any single fiscal year, exceeded the greater of $1 million or 2% of such charitable organization's consolidated gross revenues;

- has not been employed as an executive officer by another corporation that has (or had during the past five years) an executive officer of the Company on its board of directors;
- has not for the past five years received any compensation, consulting, advisory or other fees from the Company, other than director compensation and expense reimbursement or compensation for prior service that is not contingent on continued service; and
- is not and has not been for the past five years, a member of the immediate family of (i) an officer of the Company, (ii) an individual who receives more than $100,000 per year in direct compensation from the Company, other than compensation for prior service that is not contingent on continued service, (iii) an individual affiliated with or an employee of the Company's present or former independent auditors or its affiliates, (iv) an individual who is an executive officer of another company that has (or had) an executive officer of the Company on its board of directors, (v) an executive officer of a company that has made payments to, or received payments from, the Company in a fiscal year that exceeded the greater of $1 million or 2% of the other company's consolidated gross revenues, or (vi) any director who is not considered an independent director.

Teradata's Board of Directors has determined that all of the Company's non-employee directors and nominees, namely James Ringler, Edward P. Boykin, Victor Lund, C.K. Prahalad, William Stavropoulos and David Kepler, meet the NYSE listing independence standards and the Company's independence standards. There were no transactions, relationships or arrangements that required review by the board for purposes of determining director independence.

The board and its committees met eleven times last year following Teradata's registration as a public company. In 2007, each of the directors attended 75% or more of the total number of meetings of the board and the committee(s) on which he serves. In addition, Teradata's directors intend to maintain a practice of attending the Company's annual meeting of stockholders each year. However, there is no formal policy regarding director attendance at the annual meeting of stockholders.

Committees of the Board

Teradata's Board of Directors has four committees: the Audit Committee, the Compensation and Human Resource Committee, the Committee on Directors and Governance, and the Executive Committee.

Audit Committee: The Audit Committee is the principal agent of the Board of Directors in overseeing (i) the quality and integrity of the Company's financial statements; (ii) the assessment of financial risk and risk management programs; (iii) the independence, qualifications, and performance of the Company's independent registered public accounting firm; (iv) the performance of the Company's internal auditors; and (v) the integrity of management and the quality and adequacy of disclosures to stockholders. The committee also:

- is solely responsible for hiring and terminating the Company's independent registered public accounting firm and pre-approving all audit, as well as any audit-related, tax and other non-audit services, to be performed by the independent registered public accounting firm;
- reviews and discusses with Teradata's independent registered public accounting firm their quality control procedures and the Company's critical accounting policies and practices;
- regularly reviews the scope and results of audits performed by the Company's independent registered public accounting firm and internal auditors;
- meets with management to review the adequacy of the Company's internal control framework and its financial, accounting, reporting and disclosure control processes;

- reviews the Company's periodic SEC filings and the form of its quarterly earnings releases;
- reviews and discusses with the Company's Chief Executive and Financial Officers the procedures they followed to complete their certifications in connection with Teradata's periodic filings with the SEC; and
- discusses management's plans with respect to the Company's major financial risk exposures.

The Audit Committee has three members, David Kepler, Victor Lund and C.K. Prahalad, each of whom is independent and financially literate as determined by the board under applicable SEC and NYSE standards. In addition, the board has determined that Mr. Lund is an "audit committee financial expert," as defined under SEC regulations. No member of the committee may receive any compensation, consulting, advisory or other fee from the Company, other than board compensation described below under the caption "Compensation of Directors," as determined in accordance with applicable SEC and NYSE rules. Members serving on the Audit Committee are limited to serving on the audit committees of two other public companies, unless the Board of Directors evaluates and determines that these other commitments would not impair his or her effective service to the Company.

A more detailed discussion of the committee's mission, composition, and responsibilities is contained in the Audit Committee Charter. A copy of this charter can be found on Teradata's corporate governance website at http://www.teradata.com/t/page/172922/index.html.

Compensation and Human Resource Committee: This committee reviews and approves the Company's overall compensation principles, objectives and programs covering executive officers and key management employees as well as the competitiveness of Teradata's total executive officer compensation practices. The committee also:

- evaluates and reviews the performance levels of Teradata's executive officers and determines base salaries and equity and incentive awards for such officers;
- discusses its evaluation of, and determination of compensation to, the Chief Executive Officer at executive session of the Board of Directors;
- reviews and approves Teradata's executive compensation plans;
- monitors Teradata's compliance with the Sarbanes-Oxley Act of 2002 relating to 401(k) plans and loans to directors and officers, NYSE rules relating to approval of equity compensation plans and all other applicable laws affecting employee compensation and benefits;
- reviews management's proposals to make significant organizational changes or significant changes to existing executive officer compensation plans; and
- oversees Teradata's plans for management succession and development.

The Compensation and Human Resource Committee has three members, Edward P. Boykin, James Ringler and William Stavropoulos, each of whom the Board of Directors has determined meets the NYSE listing independence standards and the Company's independence standards. The committee has delegated authority to the Company's Chief Executive Officer to make equity awards to individuals other than executive officers in limited instances.

In November 2007, this committee engaged Semler Brossy Consulting Group as its outside compensation consultant to assist the committee in the development of the Company's executive compensation and benefit programs and in the evaluation of the Company's Chief Executive Officer. The rules of engagement for the use of the compensation consultant by the committee and management include the following: (a) only the committee and its Chair can hire or fire the consultant; (b) on an annual basis, the consultant will provide the committee with a letter of the projected scope of services for the year; (c) the consultant's work will be coordinated with

Teradata's Vice President, Human Resources and any project undertaken at management's request will be with the knowledge and consent of the committee Chair; (d) the consultant will have direct contact with the committee; and (e) the committee will evaluate the performance of the consultant on an annual basis.

A more detailed discussion of the committee's mission, composition, and responsibilities is contained in the Compensation and Human Resource Committee Charter, a copy of which can be found on Teradata's corporate governance website at http://www.teradata.com/t/page/173042/index.html.

Committee on Directors and Governance: This committee is responsible for reviewing the Board's corporate governance practices and procedures and the Company's ethics and compliance program, and:

- establishes procedures for evaluating the performance of the Board of Directors and oversees such evaluation;
- reviews and makes recommendations to the board concerning director compensation; and
- reviews the composition of Teradata's Board of Directors and the qualifications of persons identified as prospective directors, recommends the candidates to be nominated for election as directors, and, in the event of a vacancy on the board, recommends any successors.

This committee directly engaged Semler Brossy Consulting Group as its consultant to review the Company's director compensation program in 2008.

The Committee on Directors and Governance is composed entirely of independent directors, C.K. Prahalad, James Ringler and William Stavropoulos. A more detailed discussion of the committee's mission, composition and responsibilities is contained in the Committee on Directors and Governance Charter, a copy of which is available on Teradata's corporate governance website at http://www.teradata.com/t/page/173051/index.html.

Selection of Nominees for Directors

The Board of Directors and the Committee on Directors and Governance are responsible for recommending candidates for membership to the board. The director selection process is described in detail in the board's Corporate Governance Guidelines, which are posted on the Company's corporate governance website at http://www.teradata.com/t/page/172901/index.html. In determining candidates for nomination, the Committee on Directors and Governance will seek the input of the Chairman of the Board and the Chief Executive Officer and will consider individuals recommended for board membership by the Company's stockholders in accordance with the Company's Bylaws and applicable law.

When Teradata separated from NCR at the end of September 2007, our board only had six members. In an effort to immediately expand its size, the board solicited input from the directors regarding potential director candidates. The Committee on Directors and Governance subsequently nominated, and the board elected, Mr. Kepler to the board effective as of November 1, 2007. In November 2007, the Committee on Directors and Governance engaged the outside search firm of Spencer Stuart LLP to assist it in identifying and contacting qualified candidates. In addition, directors have suggested potential candidates for consideration by this committee. All candidates are evaluated by the committee using the qualification guidelines included as part of the board's Corporate Governance Guidelines. As part of the selection process, the Committee on Directors and Governance and the Board of Directors examine candidates' business skills and experience, personal integrity, judgment, and ability to devote the appropriate amount of time and energy to serving the best interests of stockholders. The board and the Committee on Directors and Governance are committed to finding proven leaders who are qualified to serve as Teradata directors.

Stockholders wishing to recommend individuals for consideration as directors should contact the Committee on Directors and Governance by writing the Company's Corporate Secretary at Teradata Corporation, 2835 Miami Village Drive, Miamisburg, Ohio 45342. Recommendations by stockholders that are made in this manner will be evaluated in the same manner as other candidates. Stockholders who want to nominate directors for election at Teradata's next annual meeting of stockholders must follow the procedures described in the Company's Bylaws, which are available on our corporate governance website at http://www.teradata.com/t/page/172936/index.html. See "Procedures for Stockholder Proposals and Nominations" on page 62 of this proxy statement for further details regarding how to nominate directors.

The directors nominated by the Board of Directors for election at the 2008 annual meeting were recommended by the Committee on Directors and Governance. All of these candidates for election are currently serving as directors of the Company and have been determined by the Board to be independent.

Executive Committee: This committee has the authority to exercise all powers of the full Board of Directors, except those prohibited by applicable law, such as amending the Bylaws or approving a merger that requires stockholder approval. This committee meets between regular board meetings if urgent action is required.

Board Committee Membership

Name	Executive Committee	Compensation and Human Resource Committee	Audit Committee	Committee on Directors and Governance
James Ringler*	X*	X*		X
Michael Koehler	X			
Edward P. Boykin		X		
Victor Lund	X		X*	
C.K. Prahalad			X	X
William Stavropoulos	X	X		X*
David E. Kepler			X	
Number of meetings in 2007	0	2	3	3

* Chair

Communications with Directors

Stockholders wishing to communicate directly with Teradata's Board of Directors, any individual director, the Chairman of the Board, or Teradata's non-management or independent directors as a group are welcome to do so by writing Teradata's Corporate Secretary at 2835 Miami Village Drive, Miamisburg, Ohio 45342. The Corporate Secretary will forward any communications as directed. Any matters reported by stockholders relating to Teradata's accounting, internal accounting controls or auditing matters will be referred to members of the Audit Committee as appropriate. Anonymous and/or confidential communications with the Board of Directors may also be made by writing to this address. For more information on how to contact Teradata's board, please see the Company's corporate governance website at http://www.teradata.com/t/page/172943/index.html.

Code of Ethics

The Company has a Code of Conduct that sets the standard for ethics and compliance for all of its employees, including its officers, directors, and controller. Teradata's Code of Conduct is available on Teradata's corporate governance web site at http://www.teradata.com/t/page/172929/index.html. To obtain a copy of the Code of Conduct, please send a written request to the Corporate Secretary at the address provided above.

Section 16(a) Beneficial Ownership Reporting Compliance

During 2007, all executive officers and directors of the Company timely filed the reports required under Section 16(a) of the Securities Exchange Act of 1934. However, Messrs. Boykin, Lund, Ringler and Stavropoulos were required to file amended Form 4 reports under Section 16(a) to update the filings made immediately following the spin off from NCR with correct number of shares of Teradata common stock acquired in connection with the spin off transaction.

EQUITY COMPENSATION PLAN INFORMATION

The table below shows information regarding awards outstanding and shares available for issuance under the Teradata Corporation 2007 Stock Incentive Plan that was adopted by NCR's board of directors, on our behalf prior to the spin off and approved by Teradata's sole stockholder, a subsidiary of NCR, on August 14, 2007. The plan was adopted by the Teradata Board of Directors on September 6, 2007, and was effective as of October 1, 2007.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)(#)	Weighted-average exercise price of outstanding options, warrants and rights (b)($)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)(#)
Equity compensation plans approved by security holders (1)	7,499,596(1)	17.72	15,055,397
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	7,499,596	17.72	15,055,397

(1) Includes a total of 534,086 performance-based restricted stock units that were outstanding under the Teradata Corporation 2007 Stock Incentive Plan as of December 31, 2007.

BOARD COMPENSATION AND HUMAN RESOURCE COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The Compensation and Human Resource Committee of the Board of Directors (the "Committee") manages the Company's compensation programs on behalf of the Board of Directors. The Committee reviewed and discussed with the Company's management the *Compensation Discussion and Analysis* included in this proxy statement. In reliance on the review and discussions referred to above, the Committee recommended to the Board of Directors that the *Compensation Discussion and Analysis* be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 and this proxy statement, each of which will be filed with the SEC.

Dated: February 28, 2008

The Compensation and Human Resource Committee:

James M. Ringler, Chair
Edward P. Boykin, Member
William Stavropoulos, Member

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

The purpose of this Compensation Discussion and Analysis ("CD&A") is to provide information about the compensation principles regarding the compensation program for our executive officers, including Messrs. Koehler, Scheppmann, Young, Langos, Harrington, and Fair. We refer to these individuals as our "Named Executive Officers." This discussion and analysis describes the evolution of the compensation principles covering Teradata's employees as a division of NCR, the changes implemented in anticipation of the separation of Teradata from NCR, and the on-going development of these principles to support our business strategies as an independent company.

Background

On January 5, 2007, the Board of Directors of NCR (the "NCR Board") preliminarily approved a plan to separate NCR into two public companies. The effective date of this transaction was September 30, 2007, at which time NCR's Teradata data warehousing business became a separate, independent, public company and was spun off from NCR. We refer to this transaction as the "spin off."

At the beginning of 2007, two of our Named Executive Officers (Messrs. Koehler and Langos) were executive officers of NCR. Our other Named Executive Officers (with the exception of Mr. Scheppmann) were employees of NCR. At that time, NCR conducted several lines of business, including the Teradata data warehousing business which was operated through its Teradata Division, and all of our Named Executive Officers (other than Messrs. Langos and Scheppmann) were aligned with the Teradata Division. As NCR's Senior Vice President, Global Operations, Mr. Langos had responsibility for all of NCR's operations, including the Teradata Division. In July 2007, in preparation for the spin off, the NCR Board approved Mr. Koehler's appointment of Mr. Young as the Interim Chief Financial Officer of Teradata while Teradata conducted its search for a Chief Financial Officer of the Company. In August 2007, the search was completed and, based on Mr. Koehler's recommendation, the NCR Board appointed Mr. Scheppmann as Teradata's Chief Financial Officer effective as of September 4, 2007. Immediately prior to the spin off, all of the Named Executive Officers terminated their employment with NCR and commenced employment with Teradata.

At the beginning of 2007, the NCR Compensation and Human Resource Committee (the "NCR Committee") established the compensation levels for Messrs. Koehler and Langos as executive officers of NCR. Teradata's other Named Executive Officers were not NCR executive officers and, therefore, their compensation levels (other than Mr. Scheppmman's) were determined by NCR senior management, including William Nuti, NCR's Chief Executive Officer ("CEO") in consultation with Mr. Koehler, as the Senior Vice President of the Teradata Division. These decisions were based on NCR's compensation principles at that time, and were made as part of NCR's annual management performance evaluation process.

During the second and third quarters of 2007, NCR's plans regarding the spin off of Teradata began to crystallize and the NCR Board began approving certain actions to implement those plans. After identifying Teradata's executive officers, the NCR Committee took the following actions:

- Approved increases and adjustments to the base salaries and annual incentive target levels for our Named Executive Officers (other than Messrs. Young and Scheppmann), effective as of October 1, 2007. These increases were intended to reflect the additional responsibilities that the executives would have in connection with their new roles as the most senior leaders of an independent, public company in the software industry. The adjustments were also intended to provide salary and annual incentive compensation levels that are generally competitive with market median and consistent with internal pay relationships among executives.

- Approved an equity grant to each of the Named Executive Officers, with an October 1, 2007 effective date. This equity grant was intended to immediately align the Named Executive Officers with the Teradata stockholders from the first day of being a publicly-traded company.
- Approved the compensation terms for Mr. Scheppmann as Teradata's new Chief Financial Officer, which were memorialized in an offer letter executed in August 2007.

On September 6, 2007, the Compensation and Human Resource Committee of Teradata's Board of Directors (the "Teradata Committee") met to review and ratify the actions taken on behalf of Teradata by the NCR Committee. At that time, the Teradata Committee also reviewed and approved the disclosures made in the Registration Statement on Form 10, as amended, filed by Teradata with the SEC (the "Form 10"), including the description of the NCR Committee's compensation principles with respect to our Named Executive Officers in the CD&A section of the Form 10.

The Teradata Committee met again on November 26, 2007 to review and discuss, among other things, the historical framework and underlying principles of NCR's executive compensation program leading up to the spin off, including the performance measures, compensation levels and the use of equity awards approved by the NCR Committee on Teradata's behalf. At this meeting, the Teradata Committee began the process of developing an executive compensation program and principles for Teradata that will be uniquely tailored to meet the needs of the Company as an independent, public company in the software industry. During 2008, the Teradata Committee will continue to develop these principles, which are evolving for the Company, and they will be described in next year's proxy statement.

Overview of Compensation Decisions and Principles

The following discussion and analysis regarding compensation for Teradata's executive officers reflects the compensation decisions and principles of NCR and the NCR Committee. As described in the Form 10, these principles generally included the following: (a) compensate executive officers primarily with current cash and long-term equity incentives, (b) pay at competitive market levels, (c) motivate and reward executives for superior performance, particularly through the use of performance-based compensation, and (d) retain high-performing executives. In addition, the discussion and analysis also reflects the emerging compensation principles for our Company as an independent competitor in the software industry.

Competitive Compensation Practices

Teradata's executive compensation program is designed to attract, develop and retain business leaders who are responsible for attaining the Company's financial, operational and strategic objectives and driving long-term shareholder value. To accomplish this goal, we established compensation levels based in part on information about the compensation being paid to executives (a) who are working at companies engaged in comparable businesses, and (b) who have roles and responsibilities that are similar to the roles and responsibilities of our executives. In general, both base salary and target annual incentive levels are structured to reflect the median of the relevant market data, while the long-term equity incentives are below median.

For 2007, the NCR Committee directly retained the firm of Frederic W. Cook ("FW Cook") to advise it on compensation matters. FW Cook was involved in assessing and reviewing all compensation decisions made on behalf of the NCR Committee, including the decisions made with respect to the spin off. To complement and further support these activities, Semler Brossy Consulting Group, LLC ("SBCG") was engaged to help NCR's management assess the impact of the spin off on the design of Teradata's compensation programs and to make recommendations appropriate for Teradata as a stand-alone, public company.

To review the recommendations made by NCR management with the assistance of SBCG, the NCR Committee worked with FW Cook to develop a new peer group of public companies appropriate for Teradata.

These companies, which included the following, were selected due to the similar nature of each company's business, operational complexity and size as measured primarily by revenue and market capitalization (the "Pre-Spin Peer Group").

BMC Software, Inc.	Informatica Corporation
CA, Inc.	Microstrategy Incorporated
Cognos Incorporated	Network Appliance Inc.
Compuware Corporation	SPSS Inc.
DST Systems, Inc.	SRA International, Inc.
Fidelity National Information Services, Inc.	Sybase, Inc.
Fiserv, Inc.	TIBCO Software Inc.
Hyperion Solutions Corporation	

FW Cook analyzed the following components of executive compensation of the companies in the Pre-Spin Peer Group at the median, 25th and 75th percentiles: (a) base salary, (b) actual annual incentive compensation, (c) total target cash compensation (which is base salary plus annual incentive target opportunity and commonly referred to as "TTC"), (d) long-term equity incentive compensation, and (e) total direct compensation (which is total target cash compensation plus long-term equity incentive compensation). In addition, FW Cook assisted the NCR Committee with the design of its variable incentive plans, including the establishment of performance goals, assistance in the design of indirect compensation programs (*e.g.*, change in control policy, general severance, perquisites, etc.), the development of its Section 162(m) compliance strategy, and other technical matters.

Following the spin off, the Teradata Committee directly engaged SBCG as its compensation consultant to assist the committee in developing and assessing its executive compensation strategy. In connection with this work, SBCG has helped the Teradata Committee develop a revised peer group for use in setting 2008 executive compensation levels. This peer group consists of business-to-business companies in the technology industry with revenues and business operations that more closely approximate that of Teradata. The revised peer group and other relevant competitive market information provided by SBCG will be discussed in the Company's 2009 proxy statement.

SBCG was retained by, and reports directly to, the Teradata Committee, and is subject to the following rules of engagement:

- SBCG consulting services will be directed by the Teradata Committee and coordinated by the Vice President of Human Resources. SBCG can solicit company information directly from the Vice President of Human Resources and her designates.
- The Teradata Committee Chair and SBCG are expected to have direct contact. Any communications or requests to SBCG from the Teradata directors are expected to come through the Teradata Committee Chair. Likewise, any communications or requests to the consultant from management are expected to come through the Vice President of Human Resources.
- Any project undertaken at management's request will be with the knowledge and consent of the Teradata Committee Chair.
- The Teradata Committee will evaluate the performance of SBCG on an annual basis.

Pay for Performance (Variable Compensation)

Our long-term success is based on achieving key financial and operational goals, resulting in an executive compensation program focused on pay for performance. A significant portion of our executive officers' compensation is variable and contingent upon achieving specific results – namely, revenue and profitability. In general, the pay for performance elements include our annual incentives (cash-based compensation) and long-term incentives (equity-based compensation).

As illustrated below, in 2007, approximately two thirds of the total direct compensation for our Named Executive Officers was weighted towards variable components. In general, the percentage of performance-based compensation increases as the levels of executive responsibility increase. For example, the total direct compensation mix for the CEO was roughly 85% variable to reflect his greater job scope and responsibility and ability to impact long-term levels of performance. The following graphs reflect base salaries and target annual incentive payouts effective as of the spin off and target long-term incentive grants made at the time of the spin off. In determining these percentages, we excluded the target value of one-time sign-on and hiring awards, including the value of a portion of the CEO's award that was granted to ensure an immediate and significant equity position as of the spin off.

Chief Executive Officer


16%
16%
68%
Base Pay
Annual Incentive
Long-term Incentive

Other Named Executive Officers


44%
32%
24%
Base Pay
Annual Incentive
Long-term Incentive

The above illustration does not reflect a pre-determined formula for the allocation of fixed (*e.g.*, base salary) and performance-based compensation components, and may change in future years as the Teradata Committee develops the Company's long-term equity incentive strategy.

Elements of Executive Compensation

Following is a brief summary of each element of the compensation program as it applies to each of our Named Executive Officers, except for certain elements of compensation for Messrs. Scheppmann and Young, which are discussed separately below under the "Compensation of Chief Financial Officer" section of this CD&A.

Base Salary

We provide competitive base salaries to attract and retain key executive talent and to align our compensation with market practices. The base salaries for executive officers are established annually at competitive levels for each specific role with consideration of that role's scope, responsibility and complexity, as well as the knowledge, skills and potential of each officer.

In early 2007, as part of NCR's annual executive and management performance evaluation processes, NCR's CEO and the NCR Committee reviewed the base salaries of our Named Executive Officers, other than Messrs. Scheppmann and Young. For Messrs. Koehler and Langos, this review included an assessment of their pre-spin roles at NCR as well as a validation against market data provided by FW Cook. In 2007, NCR's base salary decisions were made based on peer group data, market surveys and internal pay relationships. Because they were in non-executive, senior management positions, the base salary levels for Messrs. Harrington and Fair were also presented to NCR's CEO and the NCR Committee for approval.

In preparation for the spin off, the NCR Committee reviewed the base salaries of Messrs. Koehler, Langos, Harrington and Fair to determine if any adjustments would be advisable in light of the fact that they would become executive officers of a separate, public company as of the spin off. To do this, the NCR Committee used the Pre-Spin Peer Group described above and consulted with Mr. Koehler in light of his appointment as Teradata's new Chief Executive Officer. In general, the NCR Committee took into consideration the expanded roles and additional responsibilities that Messrs. Koehler, Langos, Harrington and Fair would have with Teradata as an independent, public company, and made appropriate adjustments based on their new roles, knowledge, skills and potential. In particular, the Committee considered the increased responsibilities of Mr. Harrington as the Company's Executive Vice President of Technology & Support Services and Mr. Fair as Executive Vice President of Global Field Operations compared to their pre-spin roles with NCR's Teradata Division. The adjusted base salary levels for these executives were targeted and established at the market median of the salaries for executives with similar roles in the Pre-Spin Peer Group. The NCR Committee determined that the post-spin annual base salaries of Messrs. Koehler, Langos, Harrington and Fair would be as follows:

Named Executive Officer	NCR Base Salary Pre-Spin off	Teradata Base Salary Post-Spin off
Michael Koehler	$500,000	$700,000
Bruce Langos	$350,000	$360,000
Daniel Harrington	$275,834	$360,000
Robert Fair	$275,843	$360,000

Annual Incentives

Our Named Executive Officers have an opportunity to earn an annual, cash-based incentive opportunity that is aligned with targeted revenue and profitability results. The actual measures, as well as the specific performance targets, will be established by the Teradata Committee for each fiscal year, based on management's recommendations and a review of competitive market data. As confirmed by the Teradata Committee's compensation consultant, SBCG, revenue and profitability reflect the critical performance measures of our Company and the software industry. In order for any payout to occur, minimum trigger thresholds have to be achieved for both our revenue and profitability goals.

All of our Named Executive Officers participate in an annual incentive program that is based on revenue and profitability goals (the "Annual Incentive Program"). In addition, as described below, our Named Executive Officers were eligible in 2007 for a number of other annual incentive programs depending on their role with NCR. These legacy programs included the 2007 stretch and diversity incentive programs for NCR's executive officers (including Messrs. Koehler and Langos), the revenue growth bonus program for certain key employees of the Teradata Division (including Messrs. Harrington and Fair), and the NCR solutions compensation incentive program for certain sales and services employees (including Mr. Harrington). Each of these incentive programs, along with the adjustments made to the programs in connection with the spin off, is described in detail in the Grants of Plan-Based Awards section of this proxy statement. The following is a brief summary of the principles underlying the key components of each incentive program.

The Annual Incentive Program

For 2007, the Annual Incentive Program included the following design elements:

- Target award opportunity as a percent of base salary;
- Performance measures based on revenue and/or profitability objectives;
- Performance metrics to determine payout levels based on achievement of trigger, target and maximum targets for each performance measure; and
- Opportunity to earn between 0% and 200% of the target award opportunity (for example, if an officer's target award opportunity is 75% of his base salary, the officer has the ability to earn up to 150% of his base salary if the maximum performance target is met).

In early 2007, the NCR Committee approved the design of NCR's Annual Incentive Program for its executive officers, including Messrs. Koehler and Langos. The performance measures and target award opportunities were based on the executive's level of responsibility and impact on the success of the business. The annual incentive performance levels for Messrs. Harrington and Fair were established by NCR's CEO in consultation with Mr. Koehler and approved by the NCR Committee.

Following is a summary of the annual incentive performance measures for NCR's executive officers. These measures were chosen because they are simple to calculate and easily understood by both employees and stockholders. For a description of the target achievement levels for this program, please refer to the Grants of Plan-Based Awards section of this proxy statement.

- NCR's non-pension operating income after capital charge ("NCR NPOICC"), with a target based on projected one-year business growth. Non-pension operating income ("NPOI") reflected NCR's highest business imperative in 2007: driving profit growth by increasing revenue and controlling costs. The measurement was adjusted to take into consideration capital charges that represent NCR's cost of capital as used in it operations and corporate activities. The capital charge factor was designed to ensure that NCR's executive officers considered the long-term aspect of their decisions as well as short-term financial consequences.

- Teradata revenue, which was set at a level to exceed prior year levels with an increase based on planned growth objectives. This measure was designed to drive the Teradata Division's most important financial objective – revenue growth.

- Teradata NPOI, which correlated to NCR's NPOI company-level objective of driving profitable growth by increasing revenue and controlling costs. Capital charges were not excluded from this measure because NCR's capital was generally not managed at the division level.

In preparation for the spin off, the NCR Committee reviewed the annual incentive opportunities of Messrs. Koehler, Langos, Harrington, and Fair to determine if any adjustments to the design elements described above would be advisable in light of the fact that they would become executive officers of an independent, public company as of the spin off. Based on this review, and in consultation with Mr. Koehler, the annual incentive target award opportunities were established at the market median of the Pre-Spin Peer Group:

Named Executive Officer	NCR Annual Incentive Opportunity Pre-Spin off	Teradata Annual Incentive Opportunity Post-Spin off
Michael Koehler	75%	100%
Bruce Langos	60%	75%
Daniel Harrington	54%	75%
Robert Fair	40%	75%

The 2007 performance measures on a post-spin basis were not modified significantly, other than for Mr. Langos whose performance measures had been aligned entirely with NCR at the company level and were based on Teradata-only performance after the spin off. However, the performance metrics to determine payout levels based on achievement of trigger, target and maximum targets for each performance measure were adjusted to take into consideration the elimination of NCR's fourth quarter revenue and profitability from Teradata's 2007 financial performance.

The NCR Committee determined that it would also be appropriate to exclude the impact of certain expenses related to the spin off on the revenue and profitability goals for the year. In general, the NCR Committee did not want the spin off to unduly influence the executives' performance, as they should neither benefit nor be penalized as a result of unanticipated and uncontrollable expenses related to the transaction. The NCR Committee, however, decided to leave the type and scope of the adjustments to the discretion of the Teradata Committee, based on its assessment of actual year-end results. In this regard, after reviewing the year-end results, the Teradata Committee authorized minor adjustments to the revenue and profitability financial results used to determine performance against established goals to exclude (a) extraordinary spin-related expenses and public company costs, (b) one-time changes to Teradata's revenue and profit targets in light of the carve-out of the Teradata data warehousing business from NCR's financial statements, and (c) the impact of foreign currency exchange rates on revenue from pre-established 2007 plan rate levels. Overall payouts related to this plan for Named Executive Officers were adjusted slightly downward as a result of these adjustments.

Legacy NCR Annual Incentive Programs

Stretch and Diversity Incentive Programs. In addition to the Annual Incentive Program described above, as executive officers of NCR, each of Messrs Koehler and Langos had the opportunity for "stretch" and "diversity" incentives, as set forth below:

- To drive and reward exceptional financial success, in 2007, Mr. Koehler had the opportunity to receive a stretch incentive equal to 25% of his base salary if NCR achieved a significant increase over target in Teradata revenue. Mr. Langos had the opportunity to receive a stretch incentive equal to 15% of his base salary if NCR achieved a significant increase over target in NCR NPOI. The stretch incentive was established at a level that, when combined with the Annual Incentive Program, provided the executives an opportunity to receive a total annual incentive award at the 75th percentile of the market data. The stretch objectives were selected based on the areas where NCR most needed to excel. In the case of Mr. Koehler, the objective was based on Teradata revenue to reflect the business goal of NCR to aggressively grow revenue in this area. In the case of Mr. Langos, the objective was based on NCR NPOI to motivate him to increase NCR's profitability. The NPOI stretch goal was adjusted in connection with the spin off in the same manner as the performance goals for the Annual Incentive Program. The Teradata revenue stretch goal was not adjusted. Because the stretch objective based on Teradata revenue for Mr. Koehler was not met in 2007, he did not receive any of his stretch incentive opportunity; however, Mr. Langos did receive a payout under this program given the achievement of his stretch NPOI performance objective.
- To drive NCR's objective of creating a more diverse workforce, in 2007, Messrs. Koehler and Langos also had the opportunity to receive a diversity incentive equal to 10% of base salary based on the achievement of three separate measures surrounding the interviewing and hiring of women or ethnic minorities at the management level in the United States. The intent of this incentive program was to motivate executives to increase NCR's diversity. The NCR Committee believed that the incentive opportunity was established at an appropriate level, as anything lower would not be a significant motivator of key behaviors, but anything higher would begin to overshadow other key behaviors driven by other incentive programs. The diversity objectives, which were not adjusted in connection with the spin off, were met in 2007 and both Mr. Koehler and Mr. Langos received payouts under this program.

Revenue Growth Bonus Incentive Program. In addition to NCR's Annual Incentive Program, Messrs. Harrington and Fair were eligible to participate in the special revenue growth bonus program for the Teradata Division, which provided for a payment of $100,000 for each 8% increase in the Teradata Division's revenue growth, beginning in 2007 and ending at the end of 2009. NCR wanted to give the Teradata Committee the opportunity to review and consider the overall executive compensation program for Teradata with as little carry-over from special programs as possible. Therefore, NCR's CEO, in consultation with Mr. Koehler, determined that this program would not be continued after the spin off due to its limited scope. In exchange, Teradata made one-time payments of $110,494 to each of Messrs. Harrington and Fair based on the prorated performance of the Teradata Division under this program prior to the spin off.

Solutions Compensation Incentive Program. Given his role in 2007 as Customer Services Vice President for Teradata, Mr. Harrington participated in the NCR solutions compensation incentive program, which provides for incentive payments based on attainment of specified financial objectives. For 2007, Mr. Harrington's financial objectives were as follows: 50% based on Teradata services profit, 25% based on Teradata profit and 25% based on Teradata revenue. Performance is measured by comparing actual year-to-date results against full year objectives and paid upon the first and continued point of attainment against the objectives. As of the effective date of the spin off, Mr. Harrington no longer qualified for this incentive program. Instead, he was added to the Teradata management incentive program along with the other Teradata executive officers.

Long-Term Incentives

Our Named Executive Officers have an opportunity to participate in our long-term, performance-based equity program, consisting of stock options and performance-based restricted stock units. This program is designed to reward performance over a long-term period for the achievement of our revenue and profitability goals, thus aligning the potential award to Teradata's success and our stockholders' interests. Each of the equity awards granted in 2007, along with the adjustments made to all outstanding awards in connection with the spin off, is described in detail in the Grants of Plan-Based Awards section of this proxy statement. Following is a brief summary of the principles underlying the key components of our long-term equity incentive program.

Awards Granted by NCR

In early 2007, the NCR Committee established the value of the long-term equity incentives for NCR's executive officers, including Messrs. Koehler and Langos, based on management's recommendations and a review of the practices of the companies in the NCR peer group, past equity awards and individual performance. In addition, on March 1, 2007, NCR established the value of the long-term equity incentives for other key management, including Messrs. Harrington, Fair and Young. The long-term equity incentive values for non-executive officers were established based on their specific roles, individual performance, competitive market data and cost considerations. Based on these factors, Mr. Koehler recommended the 2007 equity award values for Messrs. Harrington, Fair and Young to NCR's CEO. The NCR Committee then reviewed and approved the equity values, as presented by NCR's CEO.

The value of the awards was equally divided between stock options and performance-based restricted stock units as follows:

Stock Options.

- The number of shares for each grant was determined by dividing the applicable dollar value of the option grant by the average of the closing price of NCR stock for the 20 trading days preceding the grant effective date and then dividing the result by the 2007 Black-Scholes valuation factor for NCR, as determined by NCR's Controller's Group.
- Because the value of stock options increases when the stock price increases, stock options align the interests of executive officers with those of stockholders. In addition, stock options are intended to help retain key executives due to vesting over four years.

Performance-Based Restricted Stock Units.

- The number of units for each award was determined by dividing the applicable dollar value of the restricted stock unit grant by the average of the closing price of NCR stock for the 20 trading days preceding the grant effective date. The result was rounded to the nearest whole unit.
- Performance-based restricted stock units are earned based on the extent to which NCR achieved specified levels of Cumulative Net Operating Profit ("CNOP") during the period from January 1, 2007 through December 31, 2009. As described in the Grants of Plan-Based Awards section of this proxy statement, CNOP is a profitability measure based on NPOI that takes into consideration the long-term impact of the use of capital by the company.

- Payout will vary according to the level of overall performance achieved during the performance period, as follows:

NCR CNOP Profit Level	Stock Units Earned (as a % of Stock Units Awarded)*
Threshold	25%
Target	100%
Maximum	150%

*No payout is earned if performance is below threshold. The payout schedule is a sliding scale, based on straight-line interpolation, that is designed to motivate and reward superior performance, as the payout percentage directly corresponds to the percentage of target performance that is achieved. The plan design also includes a trigger feature so that no awards will be paid if a minimum level of return on capital is not achieved.

- The delivery of performance-based restricted stock units is consistent with the overall objective of rewarding executives for superior, sustained performance, since the number of shares earned depends on the extent to which the company achieves these specified goals during a three-year period. Moreover, the three-year performance period provides retention incentives for executive officers and also helps to maintain their focus on increasing the value of the company over time.

Spin off Adjustments

In preparation for the spin off, the NCR Committee spent considerable time between March and July 2007 determining the treatment of NCR's outstanding equity awards for its employees, including those who would be transferred to Teradata. These decisions were made based on legal advice provided by the committee's outside counsel as well as FW Cook and NCR management, with the support of SBCG. In general, the principles underlying these decisions were to (a) recognize NCR's above-plan performance for the first three quarters of 2007 prior to the spin off for all NCR employees, whether or not they were joining Teradata, (b) adjust outstanding awards in a manner that reflects the value of each award as it relates to common shares of NCR and Teradata after the spin off, (c) align the ongoing interests of each company's employees with their employer (*e.g.*, for Teradata employees, through the replacement of outstanding NCR awards with awards based on Teradata common stock), (d) maintain existing performance measures, but adjust the metrics used to determine payouts to reflect the changed financial circumstances as a result of the separation of NCR and Teradata, and (e) preserve the intrinsic value of the outstanding equity awards.

As described in more detail in the Grants of Plan-Based Awards section of this proxy statement, the treatment approved by the NCR Committee for Teradata employees included the following:

- Outstanding, unvested and unexercised NCR stock options, unvested time-based restricted shares and unvested time-based restricted stock units were converted to Teradata awards on a one-for-one basis, based on the distribution ratio for the spin off. Moreover, the exercise price of each stock option was also adjusted to maintain the intrinsic value of the stock option immediately prior to the spin off.
- The 2007-2009 performance-based restricted stock unit grants will be paid in Teradata shares (as adjusted for the conversion ratio of the price of Teradata to NCR stock at the time of the spin off), but will have a shortened performance cycle that will extend from October 1, 2007 through the end of the original performance period, December 31, 2009. This performance cycle is based on Teradata's CNOP and has revised performance metrics, as adjusted to reflect the shorter performance period and NCR's over-plan performance through the third quarter of 2007.
- The performance-based restricted share awards for the 2006-2008 performance period (granted by the NCR Committee in 2006) were treated as follows: (a) two-thirds of the award was vested in Teradata shares based on achieving the pro-rated target level as of the spin off, (b) one-third of the award was converted to Teradata performance-based restricted stock units with a Teradata CNOP performance

measure for the period from October 1, 2007 through December 31, 2008, and (c) additional time-based Teradata restricted stock units were awarded to compensate for NCR's above-target performance as of September 30, 2007, and will vest on December 31, 2008, assuming the recipient is still employed on that date.

Pull Forward Awards

In preparation for the spin off, the NCR Committee approved "pull forward" equity awards for each of Messrs. Koehler, Langos, Harrington and Fair. These grants, which were primarily made in lieu of the Company's annual equity award cycle for 2008, consisted of 50 percent stock options and 50 percent performance-based restricted stock units. The value of the awards was determined as follows.

- The awards for Messrs. Langos, Harrington and Fair were based on a targeted equity value that was generally in line with the 25th percentile to median level range of the Pre-Spin Peer Group for their respective roles. In establishing the value of these awards for Messrs. Harrington and Fair, the award values were increased within this range as an added incentive for retention and recognition of their expanded roles and additional responsibilities with Teradata as an independent, public company. Based on advice from SBCG, NCR's CEO and Mr. Koehler provided the NCR Committee with recommendations for the target long-term equity award opportunities for these executive officers, and FW Cook provided relevant competitive market information. The value of the pull-forward grants to Messrs. Langos, Harrington and Fair are $450,000, $500,000 and $500,000, respectively.
- The value of the pull forward award for Mr. Koehler was $4,500,000. A meaningful portion of this award, approximately $1,500,000, was made as a one-time, sign-on grant to give him an immediate and significant personal stake in the Company as of the spin off. Based on advice from SBCG, NCR's CEO provided the NCR Committee with recommendations for the target long-term equity award opportunity for Mr. Koehler and FW Cook provided relevant competitive market information.
- Notwithstanding the increases described above, the pull forward awards for these officers' awards were not intended to be at market median levels at the time of grant based on cost considerations, namely the desire to keep the accounting expense impact of the awards relatively consistent with the prior year, as well as a desire to provide flexibility for the Teradata Committee to develop the Company's long-term equity incentive strategy.

These values were established pre-spin and then were converted to Teradata stock options and performance-based restricted stock units using the methodology described above. Payment of the "pull forward" performance-based restricted stock units will be based on the extent to which the Company achieves certain revenue and operating income performance metrics during a designated performance cycle. The Teradata Committee plans to finalize the performance cycle, the performance metrics and the payout schedule for these awards in the first quarter of 2008.

Other Benefits

Perquisites

Perquisites and other personal benefits did not comprise a significant portion of NCR's executive compensation program. While employed as executive officers of NCR, Messrs. Koehler and Langos were eligible to participate in NCR's executive medical and financial counseling programs. The incremental costs to NCR associated with providing perquisites to each of Messrs. Koehler and Langos in 2007 are described in the footnotes to the Summary Compensation Table below in this proxy statement. Teradata takes a minimalist approach to perquisites and discontinued any executive perquisites as of the spin off. Moreover, Teradata does not permit personal use of its corporate aircraft by Company employees.

Retirement Benefits

Based on the capital structure of Teradata approved by the NCR Board as described in the Form 10, all liabilities for the accrued benefits under the frozen NCR retirement plans for our Named Executive Officers (other than Mr. Scheppmann who never participated in any NCR plans) were retained by NCR. The actuarial present values of the accumulated pension benefits of our Named Executive Officers who participate in these plans as of the spin off, as well as other information about each of NCR's defined benefit pension plans, are reported in the Pension Benefits section of this proxy statement. In general, as described in the Form 10, the current participants in NCR's pension plans, both qualified and non-qualified, will continue to receive credit for years of service while continuously employed with Teradata, but will not accrue any additional pension benefits under these plans.

Change in Control Severance Plan

In preparation for the spin off, the NCR Board adopted a change in control severance plan for Teradata similar to the plan offered by NCR, which was ratified by our board in September 2007. We believe that the change in control severance plan will help us to retain our Named Executive Officers by reducing the personal uncertainty that arises from the possibility of a future business combination and to promote objectivity and neutrality in the consideration or pursuit of change in control transactions that are in the best interests of Teradata and our stockholders. We have selected objective criteria to determine whether a change in control has occurred for purposes of the plan, in order to reduce the likelihood of a dispute in the event of a change in control and to help ensure that the agreements are triggered only under circumstances where a true transfer of control or ownership has occurred.

In addition, the Teradata change in control severance plan will provide for the "double trigger" vesting of equity compensation awards that are assumed in the transaction, which means that both a change in control and a termination of employment must occur in order for a Named Executive Officer's equity compensation awards to accelerate in connection with a change in control. This design was used because it will serve Teradata's retention goals upon a change in control better than so-called "single trigger" vesting, which would require only a change in control for awards to accelerate.

The plan provides for separation payments and benefits to our executives based on the plan level, or "tier," to which the executive is assigned by the Teradata Committee. These different benefit levels represent the most common market practices among the Pre-Spin Peer Group as determined by the NCR Committee. The market data supports including Mr. Koehler in Tier I and the other executive officers in Tier II.

More information on the change in control severance plan, including the estimated payments and benefits payable to the Named Executive Officers assuming a triggering event under this plan, is provided under the "Potential Payments Upon Termination or Change in Control" section of this proxy statement. A copy of the Teradata Change in Control Severance Plan is filed as Exhibit 10.10 to the Form 10.

Other Severance Arrangement

The offer letter provided to Mr. Koehler in connection with the spin off contains a severance arrangement that became effective upon the spin off. The severance arrangement provides that, in the event the Company terminates Mr. Koehler's employment (other than for "cause") or if he were to resign for "good reason" (as such terms are defined in the Company's change in control severance plan), he would receive:

- A payment equal to 150% of the sum of his annual base salary and target annual incentive opportunity;
- A payment equal to a pro rata portion of his annual incentive opportunity for the year in which the termination occurs; and
- Medical benefits for a period of 18 months for himself and his dependents equal to the level he received during his employment.

After discussions with Mr. Koehler and FW Cook, this severance arrangement was approved by the NCR Committee, because it was considered to be competitive and reflective of the fact that the employment market for

Mr. Koehler has more limited opportunities for comparable employment if he were terminated due to circumstances beyond his reasonable control. Further information concerning Mr. Koehler's offer letter is found in the "Employment Agreements and Material Employment Terms" and "Potential Payments Upon Termination or Change in Control" sections of this proxy statement.

Compensation of Chief Financial Officer

As mentioned above, Mr. Scheppmann was hired as the Company's Chief Financial Officer shortly before the spin off. The NCR Committee was responsible for approving the final terms of his compensation package. These terms were developed by Mr. Koehler and the Vice President, Human Resources of Teradata using competitive data provided by FW Cook, based on the Pre-Spin Peer Group, and information provided by SBCG. The various elements of Mr. Scheppmann's compensation are as follows:

- Base salary of $412,000, which was set at the 75th percentile of the Pre-Spin Peer Group market data provided by FW Cook, based on his experience level and as an incentive to join the Company.
- A prorated annual incentive award opportunity with a target of 75% of base salary and a maximum potential payout of 150% of base salary. The target opportunity was guaranteed because he started nearly three-quarters through the year and, thus, had a limited opportunity to affect the Company's 2007 performance. The one-time guarantee was an additional consideration afforded Mr. Scheppmann to join the Company and was consistent with market practices.
- A "pull forward" long-term equity incentive award of $600,000, which was designed to bring his total direct compensation closer to median market levels based on the data provided by both consultants.
- A long-term equity incentive hiring award of $800,000 to compensate him at a level comparable to the value of equity incentives he received before joining the Company and to provide hiring and retention incentives.

In June 2007, Mr. Young's base salary and annual target award incentive opportunity were increased by NCR's CEO. This decision was based on Mr. Koehler's recommendation in light of Mr. Young's additional responsibilities in connection with the spin off. As a result of this action, Mr. Young's base salary increased by approximately 12% and his annual target award opportunity increased from 30% to 40% of his base salary. Upon his appointment as Teradata's Interim Chief Financial Officer in July 2007, the NCR Committee approved his base salary and annual incentive opportunity but did not make any further changes to his compensation. NCR provided performance bonuses to certain individuals who were actively involved in the spin off. Mr. Young's performance bonus, as determined by NCR's CEO, was $15,000. In addition, Mr. Young received a pull forward equity grant with a value of $300,000, which was the level recommended by Mr. Koehler based on Mr. Young's role and responsibilities with the Company and the judgment and experience that he brings to the Company going forward in his position as Vice President, Finance and Planning.

Equity Ownership Guidelines and Grant Approval Process

Ownership Guidelines

Following the spin off, the Teradata Committee adopted revised stock ownership guidelines for our executive officers, including the Named Executive Officers, which operate to align the interests of our management and stockholders by encouraging executives to accumulate a meaningful stake in our common stock. The guidelines encourage the Named Executive Officers to accumulate ownership of common stock equal to three times base salary (five times base salary in the case of our CEO) over a period of five years, with the expectation that such level of ownership will be maintained while they are in their positions. For these purposes, ownership includes shares owned outright by the executive, interests in restricted stock, stock acquired through our employee stock purchase plan, and investments in Teradata stock through the Teradata 401(k) Savings Plan. Stock options and performance-based restricted stock/units are not taken into consideration in meeting the ownership guidelines.

The guidelines are intended to ensure that our executive officers maintain an equity interest in the Company at a level sufficient to assure our stockholders of their commitment to value creation while satisfying an individual's needs for portfolio diversification.

Approval Process

The Teradata Committee has adopted an equity approval process for granting awards to our executives and other employees. This process does not allow equity compensation awards to be granted in anticipation of the release of material, nonpublic information. Similarly, Teradata does not time the release of material, nonpublic information based on equity award grant dates. This process will generally work as follows:

- Annual Awards: Grants of annual equity awards, including stock option grants, will be effective on the first calendar day of the month immediately following the date the Teradata Committee meets to approve the award. The committee is in the process of establishing the time frame for the annual award grants going forward.
- Ad hoc Awards: In the case of an award approved by the Teradata Committee at any meeting that is scheduled at least 30 days in advance of the meeting date, the effective date for the award will be the first calendar day of the month immediately following the date the Committee approves the award. In the case of awards approved by the committee at any meeting that is scheduled with less than 30 days notice (a "special meeting"), or via an action by unanimous written consent ("action by consent"), the effective date for the award will be determined as follows:
    - With respect to awards approved at a special meeting held on or before the 15th day of the month, or via an action by consent fully executed on or before the 15th day of the month, the effective date will be the first calendar day of the month immediately following the special meeting or action by consent.
    - With respect to awards approved at a special meeting held on or after the 16th day of the month, or via an action by consent fully executed on or after the 16th day of the month, the effective date will be the first calendar day of the second month immediately following the special meeting or action by consent.
    - In no case will an ad hoc award for a newly hired employee be effective prior to the recipient's effective date of employment.

To determine the number of shares granted to our executive officers, as approved by the Teradata Committee, our practice will be to determine the dollar amount of the equity compensation and then convert this value into a specific number of shares or options using the average closing price of Teradata stock on the 20 trading days immediately preceding, but not including, the grant date. The exercise price will be based on the market prices of Teradata common stock on the effective date of the award.

Tax Deductibility Policy

Under Section 162(m) of the Internal Revenue Code, certain compensation in excess of $1,000,000 annually is not deductible for federal income tax purposes unless it is awarded pursuant to a performance-based plan approved by stockholders. We believe that most of the incentive compensation (all but approximately $720,000) paid in 2007 to our executive officers, including the Named Executive Officers, qualifies as performance-based compensation for purposes of Section 162(m) of the Internal Revenue Code and, thus, is fully deductible for federal income tax purposes by either NCR or Teradata. While we generally try to ensure the deductibility of the incentive compensation paid to our executive officers, the Teradata Committee has not adopted a policy that requires all compensation to be deductible because we want to preserve the ability to award cash or equity compensation to an executive that is not deductible under Section 162(m) if we believe that it is in our stockholders' best interests.

COMPENSATION TABLES

Summary Compensation Table

The following table summarizes the total compensation paid to or earned by each of our Named Executive Officers for the fiscal years ended December 31, 2006 and December 31, 2007. Teradata was operated as a division of NCR until September 30, 2007, the effective date of Teradata's spin off from NCR. Accordingly, the Summary Compensation Table reflects compensation paid to the Named Executive Officers by both Teradata and NCR. The narrative following the table describes current employment agreements and material employment terms with each of our Named Executive Officers, as applicable.

Name and Principal Position	Year	Salary ($)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(6)	All Other Compensation ($)(7)	Total ($)
Michael Koehler	2007	538,288	—	1,132,593	380,075	451,502	—	39,046	2,541,504
President and Chief Executive Officer	2006	417,000	—	852,963	259,156	332,150	175,405	27,682	2,064,356
Stephen Scheppmann Executive Vice President and Chief Financial Officer	2007	143,353	107,153	49,818	53,963	—	—	1,434	355,721
Robert Young (1)	2007	217,416	15,000	103,398	42,401	68,743	—	11,849	458,807
Interim Chief Financial Officer	2006	198,183	—	72,541	45,279	55,050	76,361	10,994	458,408
Bruce Langos	2007	337,851	—	406,331	196,573	362,268	—	29,994	1,333,017
Chief Operations Officer	2006	235,119	—	150,551	104,534	122,455	49,046	22,636	684,341
Daniel Harrington	2007	295,816	—	426,490	144,804	280,521	—	6,982	1,154,613
Executive Vice President, Technology & Support Services	2006	266,300	—	171,180	106,763	123,256	35,980	4,177	707,656
Robert Fair	2007	295,822	—	370,922	145,341	242,988	—	5,341	1,060,414
Executive Vice President, Global Field Operations	2006	266,309	—	182,664	102,463	98,608	33,898	7,850	691,792

(1) Mr. Young acted as Interim Chief Financial Officer from July 25, 2007 until September 4, 2007.

(2) For Mr. Scheppmann, this column shows his guaranteed bonus for 2007. Pursuant to the terms of Mr. Scheppmann's offer letter, he was entitled to a prorated annual bonus guaranteed at an amount equal to at least 75% of his annual base salary, with the ability to earn up to 150% of his annual base salary, depending on performance. For Mr. Young, this column shows the transaction success bonus that he received upon completion of the spin off.

(3) This column shows the aggregate dollar amount recognized for financial statement reporting purposes for 2007 with respect to outstanding performance-based restricted stock unit awards, time-based restricted stock units, and restricted stock awards, and includes amounts attributable to awards granted in 2007 and in prior years. The aggregate dollar amount was determined in accordance with Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004), Share Based Payment ("FAS 123R"); however, the calculations disregard the estimate of forfeitures related to service-based vesting conditions. See note 7 of the Notes to Consolidated Financial Statements contained in Teradata's Annual Report on Form 10-K for the year ended December 31, 2007 (the "Annual Report") for an explanation of the assumptions made by Teradata in the valuation of these awards. For information about awards made in 2007, see the Grants of Plan-Based Awards section beginning on page 32 of this proxy statement.

(4) This column shows the aggregate dollar amount recognized for financial statement reporting purposes for 2007 with respect to outstanding stock options, and includes amounts attributable to awards granted in 2007 and in prior years. The aggregate dollar amount was determined in accordance with FAS 123R; however, the calculations disregard the estimate of forfeitures related to service-based vesting conditions. See note 7 of the Notes to Consolidated Financial Statements contained in Teradata's Annual Report for an explanation of the assumptions made by Teradata in the valuation of these awards. For information about awards made in 2007, see the Grants of Plan-Based Awards section beginning on page 32 of this proxy statement.

(5) This column shows the annual incentive earned by each Named Executive Officer for 2007 under the Teradata Corporation Management Incentive Plan ("MIP"), 2007 Teradata Business Performance Plan ("BPP"), Revenue Growth Bonus program ("RGB"), and Teradata Solutions Compensation Plan ("SCP"), as applicable. The following table shows the actual amount earned by each Named Executive Officer under each plan or program. For information regarding the annual incentives, including the performance measures, see the Grants of Plan-Based Awards section beginning on page 32 of this proxy statement.

Name	Management Incentive Plan (MIP)	Business Performance Plan (BPP)	Revenue Growth Bonus Program (RGB)	Solutions Compensation Plan (SCP)	Total
Michael Koehler	$451,502	-	-	-	$451,502
Stephen Scheppmann	-	-	-	-	-
Robert Young	-	$68,743	-	-	$ 68,743
Bruce Langos	$362,268	-	-	-	$362,268
Daniel Harrington	$ 58,661	-	$110,494	$111,366	$280,521
Robert Fair	$ 58,661	$73,833	$110,494	-	$242,988

(6) The amounts reported in this column reflect the aggregate increase, if any, in actuarial values from January 1, 2007 to September 30, 2007 (the effective date of the spin off) of each executive's benefits under NCR's various qualified and nonqualified defined benefit pension plans. There was a decrease in actuarial values from January 1, 2007, to September 30, 2007, for Messrs. Koehler, Young, Langos, Harrington, and Fair of $40,202, $1,019, $12,275, $27,795, and $26,214, respectively. For further information about these pension benefits, see the 2007 Pension Benefits Table on page 47 of this proxy statement. Teradata does not provide any pension benefits in the United States and does maintain any non-qualified deferred compensation plans.

(7) The amounts reported in this column include the aggregate incremental cost to Teradata with respect to perquisites and other benefits provided to the Named Executive Officers, as detailed below:

- The dollar value of insurance premiums paid by NCR and Teradata in 2007 with respect to life insurance for the benefit of Messrs. Koehler, Scheppmann, Young, Langos, Harrington and Fair was $1,479, $1,434, $695, $451, $932, and $932, respectively.
- The dollar value of contributions made by NCR and Teradata in 2007 to the 401(k) Savings Plan on behalf of each of Messrs. Koehler, Scheppmann, Young, Langos, Harrington and Fair was $10,867, $0, $11,154, $12,543, $6,050, and $4,409, respectively.
- The dollar value of the limited perquisites paid by NCR provided to Messrs. Koehler and Langos, including: (a) NCR's executive medical program, which provided up to $5,000 for each of Mr. Koehler and Mr. Langos to receive medical diagnostic services at a designated medical facility (due to privacy considerations associated with the receipt of medical services, Teradata has elected to disclose the maximum benefit available rather than the amount actually used); (b) the NCR financial planning allowance program, which provided payment of $12,000 for financial planning services for each of Mr. Koehler and Mr. Langos; and (c) payment of $9,700 of legal fees incurred by Mr. Koehler in negotiating his offer letter. Neither Mr. Koehler nor Mr. Langos used NCR's corporate aircraft for personal use at any time. Teradata's corporate aircraft is not available for personal use by employees.

Employment Agreements and Material Employment Terms

In connection with the spin off of Teradata from NCR, in August 2007, each of the Named Executive Officers received an offer letter to join Teradata. Each letter agreement sets forth, among other things, the Named Executive Officer's base salary, incentive opportunities, entitlement to participate in Teradata's benefit plans and initial equity awards. In addition, the letters contain standard 12-month post-termination, non-competition, non-solicitation and non-hire covenants and a perpetual confidentiality covenant. None of the offer letters has a fixed expiration date. Because the offer letters for Messrs. Koehler and Scheppmann contained additional provisions, they are described in more detail below.

Under the terms of the offer letter with Mr. Koehler, he will serve as President and Chief Executive Officer of Teradata. The offer letter also provides that he will receive an annual base salary of $700,000 and an annual bonus target of 100% of his annual base salary with the ability to earn a bonus from 0% to 200% of annual base salary, depending on performance. Mr. Koehler's offer letter provides that he will receive a Teradata equity grant with a grant date value of $4.5 million, approximately $1.5 million of which consisted of a sign-on award and the remainder was a "pull forward" grant as described on page 26 of this proxy statement. In addition, the letter specifies that Mr. Koehler will be eligible to participate in the employee benefit plans of Teradata generally. The letter also specifies that following a change in control he will be eligible for severance benefits as a Tier I participant in the Teradata Corporation Change in Control Severance Plan. Finally, the letter includes Teradata's standard non-competition, non-solicitation and non-hire, and confidentiality covenants described above.

Under the terms of Mr. Scheppmann's offer letter, he will serve as Executive Vice President and Chief Financial Officer of Teradata with an annual base salary of $412,000. The offer letter states that for 2007 he will receive an annual bonus guaranteed at an amount equal to at least 75% of his annual base salary, with the ability to earn up to 150% of his annual base salary depending on performance. Such award was prorated for the number of months, or parts thereof, during which he served after his hire date in August 2007. Mr. Scheppmann's offer letter provides that he will receive a hiring grant of Teradata equity with a grant date value of $800,000 as well as an initial post-spin grant of Teradata equity with a grant date value of $600,000, which is also referred to as a "pull forward" grant as described on page 26 of this proxy statement. In addition, the letter provides that Mr. Scheppmann will be eligible to participate in the employee benefit plans of Teradata generally. In the event that, following a change in control, Mr. Scheppmann's employment is terminated by Teradata without "cause" or by Mr. Scheppmann for "good reason", the letter specifies that Mr. Scheppmann will be entitled to receive severance benefits as a Tier II participant in the Teradata Corporation Change in Control Severance Plan. Finally, the letter includes Teradata's standard non-competition, non-solicitation and non-hire, and confidentiality covenants described above.

The terms of the offer letters with Messrs. Harrington and Fair also contained a description of the termination of the Revenue Growth Bonus program, including an acceleration of the earnings under the plan in 2007 in connection with the termination of the program.

Please refer to the "Potential Payments Upon Termination or Change in Control" section of this proxy statement for information regarding potential payments and benefits, if any, that each executive is entitled to receive under his offer letter in connection with his termination of employment or change in control.

Grants of Plan-Based Awards

The following discussion summarizes information for each Named Executive Officer regarding (a) estimated payouts of the annual cash incentive opportunities granted under various annual incentive plans during 2007, (b) estimated number of shares that could be delivered under the performance-based restricted stock unit awards granted during 2007, (c) time-based restricted stock awards granted during 2007, and (d) stock options granted in 2007.

2007 Non-Equity Incentive Plan Awards

Our Named Executive Officers participated in a variety of annual cash-based incentive plans and arrangements during 2007. Following is a summary of each of these plans and arrangements.

Management Incentive Plan

Under the Teradata Corporation Management Incentive Plan (the "Teradata MIP"), the Named Executive Officers (other than Mr. Young) were eligible to participate in an annual incentive program based on revenue and profitability objectives (the "Annual Incentive Program") and, for Messrs. Koehler and Langos, stretch and diversity objectives. Under the terms of the Teradata MIP, the maximum awards payable to each Named Executive Officer equal 1.5% (for the Chief Executive Officer) and 0.75% (for the other eligible Named Executive Officers) of Teradata's earnings before interest and taxes ("EBIT"). The maximum awards are then adjusted downward by the Committee through the application of negative discretion using the performance objectives established by the Committee for such awards. Objectives under the Teradata MIP for the Annual Incentive Program and the stretch objective for Mr. Langos were established by adjusting the NCR Management Incentive Plan (the "NCR MIP") objectives to reflect expected performance for Teradata as an independent company. The different objectives established by the NCR Committee under the NCR MIP, the adjustments made by the NCR Committee in connection with the spin off, and the resulting post-spin off annual incentives under the 2007 Teradata MIP are as described below:

The Annual Incentive Program. On a pre-spin basis, the target payout for reaching the Annual Incentive Program's objective under the NCR MIP was 75% of base salary for Mr. Koehler and 60% of base salary for Mr. Langos. The actual payout could range from a threshold of 50% to a maximum of 200% of the targeted award depending on the extent to which performance was achieved. However, if the performance threshold is not met, no payout will be achieved. The pre-spin NCR MIP opportunity for Mr. Koehler and Mr. Langos are further described below.

PRE-SPIN OFF				
Target Incentive Opportunity			Mr. Koehler	Mr. Langos
Performance Goal	Performance Levels	Measurement Period	Weightings	
Consolidated NCR NPOICC (including performance of the Teradata data warehousing business as part of NCR)	Trigger: $525.1 million Target: $574 million Maximum: $692.5	Measured over the entire 2007 fiscal year	25%	100%
Teradata non-pension operating income ("Teradata NPOI")	Trigger: $340 million Target: $370.1 million Maximum: $410.2 million	Measured over the entire 2007 fiscal year	37.5%	0%
Teradata revenue	Trigger: $1,609.7 million Target: $1,676.8 million Maximum: $1,810.9 million	Measured over the entire 2007 fiscal year	37.5%	0%

In connection with the spin off from NCR, the NCR Committee increased Mr. Koehler's Annual Incentive Program award opportunity from a target of 75% of his pre-spin base salary to 100% of his post-spin base salary. This adjustment was prorated so that his 2007 Annual Incentive Program award opportunity at target equaled the sum of (i) 3/4 of his pre-spin base salary plus (ii) 1/4 of his post-spin base salary. Prior to the spin off, the NCR Committee also adjusted the consolidated Teradata NPOICC performance goal to reflect (i) consolidated NCR performance at plan for the first three quarters of the year plus (ii) Teradata performance at plan for the final quarter of the year. This adjustment was reflected in a revised new measure known as TD/NCR non-pension operating income after capital charge ("TD/NCR NPOICC"). The NCR Committee also adjusted the consolidated NCR NPOICC performance goal to reflect (i) consolidated NCR performance at plan for the first three quarters of the year, plus (ii) NCR performance at plan for the final quarter of the year. This adjustment was reflected in a new measure known as new NCR non-pension operating income after capital charge ("new NCR NPOICC").

- Non-pension operating income or "NPOI" for a certain period is determined as follows: income (loss) before taxes minus operating income/expense plus pension expense.
- "NPOICC" is determined by subtracting a capital charge (representing the cost of capital used in operations and corporate activities) from NPOI.
- "Revenue" is defined as net customer revenue.

Mr. Langos' Annual Incentive Program award opportunity was increased from a target of 60% of his pre-spin base salary to 75% of post-spin base salary. The adjustment was prorated so that his 2007 target baseline annual incentive equaled the sum of (i) his pre-spin base salary, based on performance against the new NCR NPOICC for the first three quarters of the year plus (ii) 1/4 of his post-spin base salary, based on the same goals and objectives as Mr. Koehler. The table below summarizes the baseline incentive performance goals as adjusted in connection with the spin off:

POST-SPIN OFF					
Adjusted Target Incentive Opportunity			**Mr. Koehler**	**Mr. Langos**	
			Weightings		
Performance Goal	**Performance Levels**	**Measurement Period**	**Q1-Q4**	**Q1-Q3**	**Q4**
New NCR NPOICC (including performance of Teradata as part of NCR for Q1–Q3 2007)	Trigger: $416.1 million Target: $449.2 million Maximum: $544 million	Measured over the entire 2007 fiscal year	n/a	100%	n/a
Consolidated TD/NCR NPOICC (including performance of Teradata as part of NCR for Q1–Q3 2007 plus Teradata NPOI after capital charge for Q4 2007)	Trigger: $420 million Target: $461.5 million Maximum: $556.5 million	Measured over the entire 2007 fiscal year	25%	n/a	25%
Teradata NPOI	Trigger: $340 million Target: $370.1 million Maximum: $410.3 million	Measured over the entire 2007 fiscal year	37.5%	n/a	37.5%
Teradata revenue	Trigger: $1,609.7 million Target: $1,676.8 million Maximum: $1,810.9 million	Measured over the entire 2007 fiscal year	37.5%	n/a	37.5%

Stretch Incentive. On a pre-spin basis, both Messrs. Koehler and Langos also had the opportunity to receive a stretch incentive award opportunity equal to 25% and 15% of his base salary, respectively, based on the achievement of NCR's stretch objective during the 2007 fiscal year. NCR included the stretch component on an "all or none" basis. That is, if the goal was achieved, the executive officer received the full award; if it was not achieved, the executive officer received no award.

PRE-SPIN OFF			
Target Incentive Opportunity		**Mr. Koehler**	**Mr. Langos**
Target Performance Goal	**Measurement Period**	**Weightings**	
Consolidated NCR NPOI of $700.0 million	Measured over the entire 2007 fiscal year	0%	100%
Teradata revenue of $1,721.8 million	Measured over the entire 2007 fiscal year	100%	0%

As a result of the spin off, the NCR Committee adjusted the consolidated NCR NPOI performance goal for the stretch objective for Mr. Langos to reflect (i) consolidated NCR performance for the first three quarters of the year plus (ii) Teradata performance for the final quarter of the year. The base salary to be used to determine each of Mr. Koehler's and Mr. Langos' 2007 stretch incentive opportunity was prorated so that the target stretch objective was 25% and 15%, respectively, of (a) his base salary as of September 30, 2007 for the first three quarters of the year, and (b) each officer's post-spin base salary for the last quarter of the year.

POST-SPIN OFF			
Adjusted Target Incentive Opportunity		Mr. Koehler	Mr. Langos
Target Performance Goal	Measurement Period	Weightings	
Consolidated TD/NCR NPOI (including performance of Teradata as part of NCR for Q1–Q3 2007 plus Teradata NPOI for the fourth quarter of 2007) of $561.0 million	Measured over the entire 2007 fiscal year	0%	100%
Teradata revenue of $1,721.8 million	Measured over the entire 2007 fiscal year	100%	0%

Diversity Incentive. Finally, Messrs. Koehler and Langos each had the opportunity to receive an additional diversity component under the NCR MIP equal to 10% of his base salary if NCR achieved three separate measures surrounding the interviewing and hiring of women or ethnic minorities at the management level in the United States. These three measures were: (i) 25% of open roles above a certain level are filled by diverse candidates; (ii) 40% of candidates interviewed for the open roles above a certain level are diverse; and (iii) an increase in the percentage of diverse employees in the targeted population versus the prior year. Like the stretch incentive award, NCR considered this award on an "all or none" basis. If the goals were achieved, the eligible NCR executive officers received the full award; if they were not, no award was payable. Unlike the stretch incentive award, the diversity objectives were based on total NCR performance, rather than individual or business unit performance, in order to better promote the company-wide efforts to increase the diversity of its workforce.

As a result of the spin off, the base salary to be used to determine each of Mr. Koehler's and Mr. Langos' 2007 diversity incentive opportunity was prorated so that the target diversity objective was 10% of (i) his base salary as of September 30, 2007 for the first three quarters of the year, and (ii) each officer's post-spin base salary for the last quarter of the year. No adjustments were made to the diversity incentive in connection with the spin off transaction; however, Teradata's achievement of these measures in the fourth quarter of 2007 was not considered. In 2007, NCR met its diversity objectives under the NCR MIP.

Business Performance Plan

Messrs. Young and Fair were eligible for annual cash incentive award opportunities under the 2007 NCR Business Performance Plan ("NCR BPP") until the completion of the spin off on September 30, 2007, at which time the 2007 Teradata Business Performance Plan ("Teradata BPP"), which generally mirrors the NCR BPP, went into effect. As Mr. Scheppmann was hired prior to the effective date of the Teradata MIP, he was eligible to participate in the NCR BPP between the time he started working for Teradata on August 24, 2007, and the completion of the spin off at the end of September 2007.

The NCR BPP provided non-executives and other NCR employees not directly involved in NCR's sales or professional services functions an opportunity to share in NCR's financial success. The performance goals and their relative weightings under the NCR BPP and the Teradata BPP are summarized in the table below. Regardless of the achievement of other financial results, no awards would be paid under the NCR BPP unless NCR achieved a target NPOI. Mr. Young's target incentive was 30% of his base salary until June 25, 2007, and then was adjusted to 40% of his base salary for the remainder of the year. Mr. Fair's target incentive under the NCR BPP was 40% of base salary which was prorated through the first three quarters of 2007. As set forth in his offer letter, and confirmed by the Teradata Committee, Mr. Scheppmann's annual incentive award opportunity for 2007 (under both the NCR BPP and the Teradata MIP) was an amount no less than 75% of his base salary. The plan's payout can range from a threshold of 50% to a maximum of 200% of the target award depending on the extent to which performance was achieved. However, if the performance threshold is not met, no payout will be achieved.

PRE-SPIN OFF					
Target Incentive Opportunity			Mr. Scheppmann	Mr. Young	Mr. Fair
Performance Goal	Performance Levels	Measurement Period	Weightings		
Consolidated NCR NPOI (including performance of the Teradata data warehousing business)	Trigger: $617.6 million Target: $674.0 million Maximum: $800.0 million	Measured over the entire 2007 fiscal year	25%	25%	25%
Teradata NPOI	Trigger: $340 million Target: $370.1 million Maximum: $410.2 million	Measured over the entire 2007 fiscal year	37.5%	37.5%	37.5%
Teradata revenue	Trigger: $1,609.7 million Target: $1,676.8 million Maximum: $1,810.9 million	Measured over the entire 2007 fiscal year	37.5%	37.5%	37.5%

The Teradata MIP became effective on October 1, 2007, and Messrs. Scheppmann, Harrington and Fair were eligible for an annual incentive award opportunity under the Teradata MIP at that time. In connection with the spin off and their new roles with Teradata, the target annual incentive opportunity for each of Messrs. Harrington and Fair was established at 75% of post-spin base salary. At the same time, Mr. Scheppmann was added as a participant to the Teradata MIP. Pursuant to the terms of his offer letter, Mr. Scheppmann was entitled to receive a guaranteed annual incentive award equal to no less than 75% of his annual base salary, prorated from his hire date, with an opportunity to receive payment equal to 150% of his base salary (or 200% of his target annual incentive award), based on the level of performance achieved. Mr. Young continued to be eligible for either the NCR BPP or the Teradata BPP for the entire year.

POST-SPIN OFF					
Adjusted Target Incentive			Mr. Scheppmann	Mr. Harrington	Mr. Fair
Performance Goal	Performance Levels	Measurement Period	Weightings		
Consolidated TD/ NCR NPOICC (including performance of the Teradata data warehousing business for Q1–Q3 2007 plus Teradata NPOICC for Q4 2007)	Trigger: $420 million Target: $461.5 million Maximum: $556.5 million	Measured over the entire 2007 fiscal year	25%	25%	25%
Teradata NPOI	Trigger: $340 million Target: $370.1 million Maximum: $410.2 million	Measured over the entire 2007 fiscal year	37.5%	37.5%	37.5%
Teradata revenue	Trigger: $1,609.7 million Target: $1,676.8 million Maximum: $1,810.9 million	Measured over the entire 2007 fiscal year	37.5%	37.5%	37.5%

Revenue Growth Bonus

Messrs. Harrington and Fair were also eligible to participate in the Revenue Growth Bonus program (the "RGB") for certain Teradata Division employees, which provided for a payment of $100,000 each time there was an 8% increase in the Teradata Division's revenue growth, beginning in 2007 and ending at the end of 2009. Neither of these executives was eligible to continue in this program after the spin off; however, Teradata did make one-time payments of $110,494 to each of Messrs. Harrington and Fair based on the performance of the Teradata Division under this program for actual performance prior to the spin off.

Solutions Compensation Program

Mr. Harrington also participated in the NCR Solutions Compensation Program, which provides for incentive payments based on attainment of specified financial objectives. For 2007, Mr. Harrington's financial objectives were as follows: 50% based on Teradata Division services profit, 25% based on Teradata Division profit and 25% based on Teradata Division revenue. Performance was measured by comparing actual year-to-date results against full year objectives and paid upon the first and continued point of attainment. Mr. Harrington was not eligible to participate in this plan after the spin off. Instead, Mr. Harrington commenced participation in the Teradata MIP as of the spin off. Prior to the spin off, he received payments equal to $111,366 for his actual performance against plan measures prior to that time.

2007 Equity Awards

On March 1, 2007, the NCR Committee granted equity awards to Messrs. Koehler, Young, Langos, Harrington and Fair. The awards were made 50% in stock options to purchase shares of NCR common stock and 50% in performance-based restricted stock units.

- *Annual Stock Option Award.* The options were granted with an exercise price equal to the closing price of the NCR shares on the date of grant. These options vest in four equal installments on the first four anniversaries of the date of grant for so long as the executive remains employed by the company. Vesting accelerates upon the executive's death or disability. Upon a change in control, the vesting of the option depends on whether it is assumed by the surviving entity. If the option is not assumed by the surviving entity, then vesting accelerates upon the change in control. If the option is assumed, then vesting accelerates if the executive's employment is terminated without "cause," or the executive terminates his employment for "good reason," within 24-months after the change in control. In connection with the spin off, the stock options for Teradata's executive officers were substituted for an option to purchase shares of Teradata common stock. The number of shares underlying the options and the exercise price of the options were adjusted to preserve the intrinsic value of the award pursuant to the terms of the Employee Benefits Agreement between NCR and Teradata. The stock options remain subject to the same vesting schedule as applied prior to the spin off.
- *Annual Performance-Based Restricted Stock Unit Award.* Payment of the performance-based restricted stock units was based on the extent to which NCR achieved a specified level of "Cumulative Net Operating Profit" or "CNOP" (as defined below) during a three-year performance period starting January 1, 2007 and ending December 31, 2009. NCR chose to use the CNOP measure because it represents projected long-term, meaningful growth of the company as well as the value that is generated from its operations. That is, while it is possible to create a short-term increase in operating income by growing receivables, inventory, and investments in property, plant and equipment (each of which is an element of "Controllable Capital" (as defined below), in the long-term, these types of short-term gains may begin to erode and "Return on Capital" (as defined below) will subsequently decrease. The number of shares of NCR common stock earned will range, according to the level of performance achieved, from a threshold of 25% to a maximum of 150% of the performance units granted depending on the extent to which performance is achieved. However, if the performance threshold is not met, no payout will be achieved. Per the terms and conditions of the plan, no shares will vest if 10% Return on Capital is not achieved, which is designed to ensure that NCR's NPOI

growth is based on sound investments by taking into account the impact of the cost of generating the additional operating income. The executives have no right to dividends and no right to vote the shares underlying the units until they are paid.

- Cumulative Net Operating Profit is determined by multiplying "Controllable Capital" (as defined below) by 10% (which approximates the weighted average cost of capital), and subtracting this amount from the sum of NPOI as reported for each quarterly reporting period during the performance period.

- By Controllable Capital, we mean: (i) working capital (accounts receivable plus inventory, minus the sum of accounts payable, deferred revenue and customer deposits), (ii) plus the sum of property, plant and equipment, other current assets excluding taxes, and capitalized software, (iii) minus the sum of payroll and employee benefits and other current liabilities excluding taxes and severance.

- Return on Capital is equal to NPOI divided by Controllable Capital.

In connection with the spin off, these performance-based restricted stock units for Teradata's executive officers were substituted for performance-based restricted stock units covering Teradata shares. The number of shares underlying the award, and the CNOP performance measures, were adjusted to preserve the intrinsic value of the award pursuant to the terms of the Employee Benefits Agreement and the compensation principles developed by the NCR Committee in connection with the spin off. Moreover, the performance period was changed to October 1, 2007 through December 31, 2009.

In July 2007, prior to the spin off, the NCR Committee also adjusted the CNOP performance measure to reflect Teradata's performance against CNOP during the adjusted performance period. Further, the NCR Committee recognized the potential for over-performance by NCR against this target prior to the spin off, and, therefore, provided that the target may be further adjusted to recognize any such over-performance. Because NCR did over-perform against this target prior to the spin off, the Teradata Committee, in November 2007, further reduced the Teradata CNOP target by $44.4 million to account for this over-performance. The final adjusted measures are listed below.

POST-SPIN OFF		
Performance Goal	**Performance Levels**	**Measurement Period**
Teradata CNOP	Trigger: $800.7 million Target: $819.7 million Maximum: $927.5 million	Measured from October 1, 2007 through December 31, 2009

The performance-based restricted stock units remain subject to the same vesting schedule as applied prior to the spin off. In general, an executive's right to receive payment of the performance-based restricted stock units will be forfeited if he or she terminates employment with Teradata and its affiliates for any reason prior to the date that the Teradata Committee certifies achievement of the performance goal. If, however, an executive retires, dies or becomes disabled, or there is a reduction-in-force, in each case during the performance period, the resulting award would be prorated based on the number of full and partial months the executive had been employed from the date of grant divided by the number of months in the performance period. The resulting award would vest based on achievement of performance, as determined by the Teradata Committee, at the end of the original performance period. Upon a "change in control" of Teradata, the performance-based restricted stock units vest as follows:

- If the change in control occurs on or prior to the first anniversary of the date of grant and the award is not assumed, then the award will be paid at target without pro-ration.

- If the change in control occurs on or prior to the first anniversary of the date of grant and the award is assumed by the acquiring company, then the award will be paid at target at the end of the performance period, provided that the executive remains employed through that date. If, however, the executive's employment is terminated without "cause," or the executive terminates his employment for "good reason," within 24-months after the change in control, then the award will vest at target on the date of termination.
- If the change in control occurs after the first anniversary of the date of grant and the award is not assumed by the acquiring company, then the award will be paid based on actual performance through the end of the calendar year immediately preceding the change in control, without pro-ration.
- If the change in control occurs after the first anniversary of the date of grant and the award is assumed by the acquiring company, then the award will be paid based on actual performance at the end of the performance period, provided that the executive remains employed through that date. If, however, the executive's employment is terminated without "cause," or the executive terminates his employment for "good reason," within 24-months after the change in control, then the award will vest at that time based on actual performance through the end of the performance period.

In connection with the spin off, the NCR Committee granted additional equity awards to certain management and key employees, including our Named Executive Officers, effective October 1, 2007. These awards are referred to as "pull forward" grants, as they were primarily made in lieu of the Company's standard annual equity grants that would have been granted as of March 1, 2008, and in consideration for our Named Executive Officers' accepting employment with Teradata following the spin off. The NCR Committee also granted equity awards to Mr. Scheppmann pursuant to the terms of his offer letter. As described above under the "Employment Agreements and Material Employment Terms" section of this proxy statement, Mr. Scheppmann's 2007 equity awards included both a "hiring grant" and a "pull forward" grant. The following awards were all approved and ratified by the Teradata Committee in September 2007 prior to the spin off:

- *Pull Forward Stock Option Award.* A "pull forward" grant of stock options to purchase shares of Teradata common stock with an exercise price equal to the closing price of the shares on the date of grant. These options have the same vesting schedule as the Annual Stock Option Award described above.
- *Pull Forward Performance-Based Restricted Stock Units Award.* A "pull forward" award of performance-based restricted stock units. Payment of the performance-based restricted stock units is based on the extent to which Teradata achieves two equally weighted performance goals during a designated performance period. The first performance goal is based on Teradata operating income. The second performance goal is based on Teradata revenue. The performance period and payout schedule, including the percentage of the range of the target number of shares earned and paid of the performance shares granted depending on the extent to which performance was achieved, is expected to be finalized in the first quarter of 2008. The executives have no right to dividends and no right to vote the shares underlying the units until they are paid. These awards have the same vesting schedule as the Annual Performance-Based Stock Unit Award described above.
- *Hiring Grant of Stock Options.* A grant of stock options to Mr. Scheppmann to purchase shares of Teradata common stock pursuant to the terms of his offer letter with a grant date value of $500,000. The stock option has an exercise price equal to the closing price of the shares on the date of grant and is subject to the same vesting schedule as the Annual Stock Option Award described above.
- *Hiring Grant of Time-Based Restricted Stock Units.* A grant of time-based restricted stock units to Mr. Scheppmann, pursuant to the terms of his offer letter, with a grant date value of $300,000. The restricted stock units vest in full on October 1, 2010, provided that he remains employed with Teradata through that date. If, however, he dies or becomes disabled, then the restricted stock units vest in full. If Mr. Scheppmann retires or there is a reduction-in-force, then a pro-rata portion of the stock units become vested based on the number of full and partial months the executive had been employed during the period commencing on the date of grant and ending on the originally scheduled vesting date.

Upon a change in control, the vesting of the restricted stock units depends on whether they are assumed by the surviving entity. If the restricted stock units are not assumed by the surviving entity, then vesting accelerates upon the change in control. If the restricted stock units are assumed, then vesting accelerates if his employment is terminated without "cause," or he terminates his employment for "good reason," within 24 months after the change in control.

In connection with the spin off, the NCR Committee also made certain adjustments to the outstanding performance-based shares that were awarded in 2006 to our Named Executive Officers (other than Mr. Scheppmann, who did not receive any equity grants in 2006 because he was not employed by NCR at that time). The Teradata Committee approved and ratified these adjustments in September 2007 prior to the spin off. Payment of the performance-based restricted shares was based on the extent to which NCR achieved a specified level of Cumulative Net Operating Profit or CNOP, as defined above, during a three-year performance period starting January 1, 2006 and ending December 31, 2008. No shares vest unless Teradata also achieves a threshold level of Return on Capital. The 2006 performance-based restricted share award held by each Named Executive Officer was adjusted on October 24, 2007 as follows (note that Mr. Langos held three separate awards, each of which was adjusted as described below):

- *Payment of Award.* 2/3 of the 2006 performance-based restricted shares was paid in Teradata shares on October 24, 2007, based on achieving "target" performance as of the spin off. Please refer to the 2007 Option Exercises and Stock Vested table on page 47 of this proxy statement for more information on the payout of this award.
- *Uplifted Restricted Stock Unit Award.* Actual performance for the 2006 performance-based restricted shares through the date of the spin off exceeded the target level. In order to compensate the executives for this "over performance," actual performance up through the date of spin off was applied against 2/3 of target award. The amount in excess of the 2/3 was granted to Teradata executives as a time-based restricted stock unit award on October 24, 2007. The executives have no right to dividends and no right to vote the shares underlying this award until they are paid. The restricted stock units vest in full on December 31, 2008, provided that the executive remains employed with Teradata through that date. If, however, an executive dies or becomes disabled, then the restricted stock units vest in full. If the executive retires or there is a reduction-in-force, then a pro-rata portion of the units become vested based on the number of days the executive had been employed during the period commencing on the date of grant and ending on the originally scheduled vesting date. Upon a change in control, the vesting of the restricted stock units depends on whether they are assumed by the surviving entity. If the restricted stock units are not assumed by the surviving entity, then vesting accelerates upon the change in control. If the restricted stock units are assumed, then vesting accelerates if the executive's employment is terminated without "cause," or the executive terminates his employment for "good reason," within 24 months after the change in control.
- *Stub Award.* The remaining 1/3 of the award was uplifted for NCR's over-performance through the date of the spin off and substituted for an award of performance-based restricted stock units with a new CNOP performance measure based on Teradata performance during a performance period that begins October 1, 2007 and ends on December 31, 2008 (the "Stub Awards"). The Stub Awards were granted by Teradata on October 24, 2007, after NCR provided the Company with its performance information through the third quarter 2007. The number of shares of Teradata common stock earned will range, according to the level of performance achieved, from threshold of 25% to a maximum of 150% of the performance shares granted depending on the extent to which performance is achieved. However, if the performance threshold is not met, no payout will be achieved. Moreover, no shares vest unless Teradata also achieves a threshold level of Return on Capital. The executives have no right to dividends and no right to vote the shares until they are paid. The Stub Awards will vest based on actual performance through December 31, 2008, as determined by the Teradata Committee.

Prior to the spin off, the NCR Committee also adjusted the CNOP performance goal to reflect Teradata's performance against CNOP during the adjusted performance period as follows:

POST-SPIN OFF		
Performance Goal	**Performance Levels**	**Measurement Period**
Teradata CNOP	Trigger: $440.7 million Target: $477.1 million Maximum: $513.5 million	Measured from October 1, 2007 through December 31, 2008

2007 Grants of Plan-Based Awards Table

The following table sets forth information for each Named Executive Officer regarding (i) estimated payouts of the annual cash incentive opportunities available during 2007, (ii) estimated number of shares that could be delivered under the performance-based restricted stock unit awards granted during 2007, (iii) time-based restricted stock awards granted during 2007, and (iv) stock options granted in 2007:

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(2)			Estimated Future Payouts Under Equity Incentive Plan Awards(3)			All Other Stock Awards: Number of Shares of Stock or Units(4)	All Other Option Awards: Number of Securities Underlying Options(5)	Exercise or Base Price of Option Awards(6)	Grant Date Fair Value of Stock and Option Awards(7)
Name	Grant Date	Approval Date(1)	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)	(#)	($/Sh)	($)
Michael Koehler	MIP		228,125	456,250	912,500							
	Stretch			137,500								
	Diversity			55,000								
	10/24/2007	10/23/2007				1,722	6,886	10,329				194,598
	10/24/2007	10/23/2007							3,471			98,090
	10/1/2007	9/6/2007					80,415					2,250,012
	10/1/2007	9/6/2007								228,386	27.98	2,250,004
	3/1/2007	2/12/2007				3,690	14,759	22,139				367,056
	3/1/2007	2/12/2007								36,776	24.87	367,037
Stephen Scheppmann	BPP		14,952	29,903	59,806							
	MIP		38,625	77,250	154,500							
	10/1/2007	9/06/2007					10,722					300,002
	10/1/2007	9/06/2007							10,722			300,002
	10/1/2007	9/06/2007								81,203	27.98	799,992
Robert Young	BPP		38,276	76,552	153,104							
	10/24/2007	10/23/2007				197	787	1,181				22,241
	10/24/2007	10/23/2007							397			11,219
	10/1/2007	9/6/2007					5,361					150,001
	10/1/2007	9/6/2007								15,226	27.98	150,003
	3/1/2007	2/12/2007				369	1,477	2,216				36,733
	3/1/2007	2/12/2007								3,677	24.87	36,698
Bruce Langos	MIP		112,500	225,000	450,000							
	Stretch			52,875								
	Diversity			35,250								
	10/24/2007	10/23/2007				2,062	8,247	12,371				233,060
	10/24/2007	10/23/2007							4,158			117,505
	10/1/2007	9/6/2007					8,041					224,987
	10/1/2007	9/6/2007								22,839	27.98	225,004
	3/1/2007	2/12/2007				3,444	13,775	20,663				342,584
	3/1/2007	2/12/2007								34,325	24.87	342,575
Daniel Harrington	RGB			110,494								
	MIP		33,750	67,500	135,000							
	SCP			150,000								
	10/24/2007	10/23/2007				547	2,186	3,279				61,776
	10/24/2007	10/23/2007							1,102			31,143
	10/1/2007	9/6/2007					8,935					250,001
	10/1/2007	9/6/2007								25,376	27.98	249,998
	3/1/2007	2/12/2007				984	3,935	5,903				97,863
	3/1/2007	2/12/2007								9,806	24.87	97,867
	1/1/2007	11/20/2006							9,276			213,812
Robert Fair	BPP		41,109	82,217	164,435							
	RGB			110,494								
	MIP		33,750	67,500	135,000							
	10/24/2007	10/23/2007				547	2,186	3,279				61,776
	10/24/2007	10/23/2007							1,102			31,143
	10/1/2007	9/6/2007					8,935					250,001
	10/1/2007	9/6/2007								25,376	27.98	249,998
	3/1/2007	2/12/2007				984	3,935	5,903				97,863
	3/1/2007	2/12/2007								9,806	24.87	97,867

(1) This column was included in order to demonstrate those situations where the date of approval of an equity award differed from the grant date of the award for FAS 123R purposes. In all instances, the approval of the equity award preceded the grant date of such award.

(2) The information included in the "Threshold", "Target" and "Maximum" columns reflects the range of potential payouts under the MIP and the BPP when the performance goals were established. In connection with the spin off, the NCR Committee made certain adjustments to the target incentive opportunities, and the related performance goals, for our Named Executive Officers under the MIP and the BPP. The amounts shown in these columns reflect the adjustments. The actual amounts earned under each plan or program for 2007 are reflected in the Non-Equity Incentive Plan Compensation column in the Summary Compensation Table. There were no threshold or maximum performance levels for the Stretch, Diversity, RGB and SCP programs.

(3) The information included in the "Threshold", "Target" and "Maximum" columns reflects the range of potential payouts under the awards. The actual number of shares delivered will be determined at the end of the applicable performance period and will depend on the extent to which the Company achieves the applicable performance goals. In connection with the spin off, the NCR shares underlying the Annual Performance-Based Restricted Stock Unit Award were converted to shares of Teradata common stock, the performance goals were adjusted to reflect Teradata goals and objectives, the performance period was converted to October 1, 2007 through December 31, 2009, and the applicable plan covering the awards was converted to the Teradata Corporation 2007 Stock Incentive Plan (the "Teradata SIP"). The amounts shown in these columns reflect this adjustment as approved and ratified by the Teradata Committee. The "Threshold" and "Maximum" payout levels for the October 1, 2007 grant of performance-based restricted stock units is expected to be finalized in the first quarter of 2008. Therefore, this award is only listed at the "Target" level.

(4) Reflects the shares underlying time-based restricted shares and restricted stock units.

(5) Reflects the number of common shares that may be issued to the Named Executive Officers on exercise of stock options granted in 2007. Effective October 1, 2007, the Annual Stock Option Awards were converted to options that cover Teradata common shares in connection with the spin off under the Teradata SIP. The number of shares was adjusted to maintain the intrinsic value of the awards at the time of the spin off. The amounts shown reflect this adjustment as approved and ratified by the Teradata Committee.

(6) Reflects the exercise price for each stock option reported in the table, which generally equals the fair market value of the underlying shares on the date of grant. However, the exercise price of the Annual Stock Option Award was equitably adjusted to maintain the intrinsic value of the award in connection with the spin off. The amount shown reflects this adjustment.

(7) Reflects the grant date fair value, as determined in accordance with FAS 123R, of each equity award listed in the table.

2007 Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information for each Named Executive Officer with respect to (i) each option to purchase the Company's common stock that had not been exercised and remained outstanding as of December 31, 2007, (ii) each award of restricted stock and restricted stock units that had not vested and remained outstanding as of December 31, 2007, and (iii) each award of performance-based restricted stock units that had not vested and remained outstanding as of December 31, 2007. All of the information reflects the equitable adjustments to the number and type of shares and the exercise price that occurred in connection with the spin off:

	Option Awards					Stock Awards			
Name	Grant Date	Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(2) Unexercisable	Option Exercise Price ($)(3)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)(4)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(7)
Michael Koehler	10/24/2007					3,471	95,140	10,329	283,118
	10/1/2007		228,386	27.98	9/30/2017			80,415	2,204,175
	3/1/2007		36,776	24.87	2/28/2017			22,139	606,829
	2/13/2006	9,679	29,043	20.84	2/12/2016				
	10/25/2005					44,684	1,224,788		
	7/1/2005					9,276	254,255		
	3/1/2005	14,515	14,516	21.01	2/28/2015	3,226	88,425		
	3/1/2004	18,552		12.21	2/28/2014				
	8/4/2003	10,515		7.37	8/3/2013				
	1/1/1996					5,963	163,446		
Stephen Scheppmann	10/1/2007		81,203	27.98	9/30/2017	10,722	293,890	10,722	293,890
Robert Young	10/24/2007					397	10,882	1,181	32,371
	10/1/2007		15,226	27.98	9/30/2017			5,361	146,945
	3/1/2007		3,677	24.87	2/28/2017			2,216	60,741
	2/13/2006	1,106	3,318	20.84	2/12/2016				
	12/5/2005					9,276	254,255		
	3/1/2005	3,106	3,110	21.01	2/28/2015	252	6,907		
	3/1/2004	10,389		12.21	2/28/2014				
	8/4/2003	8,348		7.37	8/3/2013				
	2/3/2003	8,348		5.22	2/2/2013				
	7/29/2002	8,348		6.86	7/28/2012				
	1/24/2002	8,348		11.11	1/23/2012				
Bruce Langos	10/24/2007					4,158	113,971	12,371	339,089
	10/1/2007		22,839	27.98	9/30/2017			8,041	220,404
	3/1/2007		34,325	24.87	2/28/2017			20,663	566,373
	9/6/2006	3,423	10,272	18.42	9/5/2016				
	5/29/2006	5,864	17,597	21.39	5/28/2016				
	2/13/2006	2,303	6,917	20.84	2/12/2016				
	12/5/2005					9,276	254,255		
	3/1/2005	3,884	3,885	21.01	2/28/2015	330	9,045		
	3/1/2004	13,172		12.21	2/28/2014				
	8/4/2003	5,565		7.37	8/3/2013				
	2/3/2003	2,782		5.22	2/2/2013				
	7/29/2002	2,782		6.86	7/28/2012				
	1/24/2002	5,565		11.11	1/23/2012				
	1/3/2000					6,171	169,147		
Daniel Harrington	10/24/2007					1,102	30,206	3,279	89,877
	10/1/2007		25,376	27.98	9/30/2017			8,935	244,908
	3/1/2007		9,806	24.87	2/28/2017			5,903	161,801
	1/1/2007					9,276	254,255		
	11/1/2006	6,183	12,369	22.31	10/31/2016	12,987	355,974		
	2/13/2006	3,071	9,221	20.84	2/12/2016				
	12/13/2005					5,566	152,564		
	3/1/2005	5,748	5,750	21.01	2/28/2015	933	25,574		
	1/3/2005					9,276	254,255		
	3/1/2004	6,805		12.21	2/28/2014				
	8/4/2003	4,330		7.37	8/3/2013				
	1/3/2000					7,777	213,168		

Name	Grant Date	Option Awards: Number of Securities Underlying Unexercised Options (#)(1) Exercisable	Number of Securities Underlying Unexercised Options (#)(2) Unexercisable	Option Exercise Price ($)(3)	Option Expiration Date	Stock Awards: Number of Shares or Units of Stock That Have Not Vested (#)(4)	Market Value of Shares or Units of Stock That Have Not Vested ($)(5)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(6)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(7)
Robert Fair	10/24/2007					1,102	30,206	3,279	89,877
	10/1/2007		25,376	27.98	9/30/2017			8,935	244,908
	3/1/2007		9,806	24.87	2/28/2017			5,903	161,801
	11/1/2006	6,184	12,368	22.31	10/31/2016	12,987	355,974		
	2/13/2006	3,071	9,221	20.84	2/12/2016				
	12/5/2005					15,770	432,256		
	6/21/2005					1,855	50,846		
	3/1/2005	5,748	5,750	21.01	2/28/2015	933	25,574		
	3/1/2004	22,263		12.21	2/28/2014				
	8/4/2003	11,131		7.37	8/3/2013				
	2/3/2003	11,131		5.22	2/2/2013				
	7/29/2002	13,914		6.86	7/28/2012				
	1/24/2002	13,914		11.11	1/23/2012				
	1/26/2001	29,684		11.99	1/25/2011				

(1) This column shows the number of common shares underlying outstanding stock options for Teradata stock that have vested as of December 31, 2007.

(2) This column shows the number of common shares underlying outstanding stock options for Teradata stock that have not vested as of December 31, 2007. The remaining vesting dates and vesting percentage for the current remaining shares outstanding for each stock option are as follows:

Grant Date	Vesting Date	Percent Vesting
03/01/2005	03/01/2008	50%
	03/01/2009	50%
02/13/2006	02/13/2008	33 1/3%
	02/13/2009	33 1/3%
	02/13/2010	33 1/3%
05/29/2006	05/29/2008	33 1/3%
	05/29/2009	33 1/3%
	05/29/2010	33 1/3%
09/06/2006	09/06/2008	33 1/3%
	09/06/2009	33 1/3%
	09/06/2010	33 1/3%
11/01/2006	11/01/2008	50%
	11/01/2009	50%
03/01/2007	03/01/2008	25%
	03/01/2009	25%
	03/01/2010	25%
	03/01/2011	25%
10/01/2007	10/01/2008	25%
	10/01/2009	25%
	10/01/2010	25%
	10/01/2011	25%

(3) This column shows the exercise price for each stock option reported in the table, which equals the fair market value per share of the underlying option shares on the date of grant.

(4) This column shows the aggregate number of restricted shares and restricted stock units for each Named Executive Officer outstanding as of December 31, 2007. The remaining vesting dates and vesting percentage for the current remaining shares outstanding for each award are as follows:

Grant Date	Vesting Date	Percent Vesting
01/01/1996	01/13/2015	100%
01/03/2000	08/14/2008	50%
	04/30/2018	50%
01/03/2005	01/03/2008	100%
03/01/2005	03/01/2008	50%
	03/01/2009	50%

Grant Date	Vesting Date	Percent Vesting
06/21/2005	06/21/2008	100%
07/01/2005	07/01/2008	100%
10/25/2005	10/25/2008	100%
12/05/2005	12/05/2008	100%
12/13/2005	12/13/2008	100%
05/29/2006	05/29/2009	100%
09/06/2006	09/06/2009	100%
11/01/2006	11/01/2008	50%
	11/01/2009	50%
01/01/2007	01/01/2010	100%
03/01/2007	03/01/2010	100%
10/01/2007	10/01/2010	100%
10/24/2007	12/31/2008	100%
10/24/2007	02/13/2009	100%

(5) This column shows the number of shares of common stock covered by the restricted stock awards valued using a price of $27.41 per share (the closing market price of the Company's common stock on December 31, 2007).

(6) This column shows the aggregate number of shares of Teradata that each Named Executive Officer can earn under the performance-based restricted stock unit awards outstanding as of December 31, 2007, assuming target performance for awards granted on 10/1/2007 and 150% of target for all other awards. The corresponding performance periods for each award are as follows:

Grant Date	Performance Period
10/24/2007	10/01/2007 to 12/31/2008
10/01/2007	To be determined
03/01/2007	10/01/2007 to 12/31/2009

(7) This column shows the aggregate dollar value of the performance-based restricted shares listed in column titled "Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested", using the closing stock price on December 31, 2007 of $27.41 per share.

2007 Option Exercises and Stock Vested

The following table sets forth information for each Named Executive Officer with respect to (i) the exercise of stock options during 2007, (ii) the vesting of restricted stock awards during 2007, and (iii) the vesting of performance-based restricted shares during 2007:

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)(1)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)(2)	Value Realized on Vesting ($)
Michael Koehler			56,854	1,648,583
Stephen Scheppmann	0	0	0	0
Robert Young	27,000	698,784	1,413	44,149
Bruce Langos			12,676	364,282
Daniel Harrington			19,540	544,614
Robert Fair	13,000	350,675	10,264	295183

(1) Messrs. Young and Fair received shares of NCR stock upon exercise.

(2) This column includes NCR shares that were acquired on vesting as follows: Mr. Koehler (1,869), Mr. Young (236), Mr. Langos (339), Mr. Harrington (501), and Mr. Fair (501). The column also reflects the 2/3 portion of the adjusted 2006 performance-based restricted share awards that were paid at target in shares of Teradata stock in connection with the spin off as follows: Mr. Koehler (10,301), Mr. Young (1,177), Mr. Langos (12,337), Mr. Harrington (3,270), and Mr. Fair (3,270). In addition, Mr. Koehler had a restricted stock award that vested in 44,684 shares of Teradata stock in October 2007.

2007 Pension Benefits Table

NCR maintains several pension plans that provide benefits for certain of our Named Executive Officers. Effective December 31, 2006, these plans were frozen for all U.S. participants including the Named Executive Officers. In connection with the spin off, all liabilities for the accrued benefits under the frozen U.S. NCR retirement plans for our Named Executive Officers were retained by NCR. The actuarial present values of the accumulated pension benefits of our Named Executive Officers are reported in the following table.

Name	Plan Name	Number of Years Credited Service(#)(1)	Present Value of Accumulated Benefit($)(1)
Michael Koehler	NCR Pension Plan	31.3	509,272
	Officer Plan	12.2	419,592
	Excess Plan	31.3	323,148
Stephen Scheppmann (2)	N/A		
Robert Young	NCR Pension Plan	28.0	630,103
	Excess Plan	28.0	43,933
Bruce Langos	NCR Pension Plan	30.4	335,857
	Excess Plan	30.4	45,746
Daniel Harrington	NCR Pension Plan	21.4	256,086
	Excess Plan	21.4	105,409
Robert Fair	NCR Pension Plan	22.6	267,880
	Excess Plan	22.6	82,238

(1) The number of years of credited service and the present value of accumulated benefit are calculated as of September 30, 2007. The present value of accumulated benefits was prepared based on the same assumptions used in the NCR Annual Report for the year ended December 31, 2007, including a 6.25% discount rate, the RP2000WC, Projected to 2007 Mortality Table, and a retirement age of 62. Pursuant to the terms of the Officer Plan, Mr. Koehler has been credited with fewer years of service under the Officer Plan than his years of service with NCR because he did not become eligible for Officer Plan participation until the attainment of executive status.

(2) Mr. Scheppmann is not a participant in any of NCR's pension plans because all of the U.S. plans were closed to new participants prior to his employment date.

Pension Benefits

Messrs. Koehler, Young, Langos, Harrington and Fair are all participants in NCR's pension plans. Mr. Scheppmann joined Teradata prior to the spin off, but after NCR discontinued its pension plans in the United States, and, therefore, is not eligible for any pension benefits at NCR.

NCR Pension Plan

The NCR Pension Plan is a non-contributory, qualified pension plan that previously covered all NCR employees based in the United States. The NCR Pension Plan pays a monthly pension benefit and a PensionPlus benefit, each of which vests after the earlier of five years of service or attaining age 65. The full monthly pension benefit may begin at age 62, but may be started between age 55 and 62 in a reduced amount at the option of the participant after the participant has terminated employment. The PensionPlus benefit may be taken as a lump sum after termination of employment, or may be used to increase the monthly pension benefit.

The monthly pension benefit is computed by multiplying the following three items: (i) the participant's years of service with NCR, (ii) a factor between 1.3% and 1.7%, depending on the participant's total years of service, and (iii) the participant's modified average pay. Modified average pay is the average annual base pay and bonus received during a participant's career, with an adjustment to pay for earlier years when earnings typically were less. The PensionPlus benefit is computed as an account balance, although the account is for bookkeeping purposes only. The plan allocates to a participant's account each month 1 ½ % (3% in the case of employees hired on and after June 1, 2002) of the participant's compensation for such month, and also provides monthly interest credits on the participant's account balance. These interest credits will continue despite the plan being frozen, as long as the participant remains an employee of NCR.

NCR Nonqualified Excess Plan

NCR also maintains the NCR Nonqualified Excess Plan (the "Excess Plan"), which pays the additional pension benefits that would be paid under the NCR Pension Plan if certain federal limits on the amount of pay that may be considered under the NCR Pension Plan were not in effect. Benefits are calculated in the same way as under the NCR Pension Plan, and vesting provisions are the same. Messrs. Koehler, Langos, Harrington and Fair each participate in the Excess Plan.

Supplemental Retirement Plans

NCR also maintains a supplemental retirement plan for senior managers called the Retirement Plan for Officers of NCR (the "Officer Plan"). This plan covers senior managers appointed to specified executive levels after November 30, 1988. Mr. Koehler participates in the Officer Plan.

The Officer Plan pays monthly benefits in an amount equal to 2.5% of career average monthly pay for service after becoming a plan participant and vests after the earlier of five years of service or attaining age 65. The full monthly pension benefit may begin at age 62, but may be started between age 55 and 62 in a reduced amount at the option of the participant after the participant has terminated employment.

DIRECTOR COMPENSATION

Pursuant to authority granted to it by NCR's Board of Directors, the NCR Committee on Directors and Governance (the "NCR Directors Committee") adopted the Teradata Director Compensation Program on April 24, 2007. The Teradata Committee on Directors and Governance approved and ratified this program in September 2007 prior to the spin off. The Teradata Director Compensation Program provides for the payment of annual retainers, annual equity grants and initial equity grants to non-employee members of Teradata's Board of Directors.

Annual Retainer

Under the Director Compensation Program, each non-employee member of Teradata's board receives an annual retainer of $75,000. The Chairman of the Board (Mr. Ringler) receives an additional retainer of $165,000, and each director serving on the Audit Committee receives an additional retainer of $5,000. The Chair of the Committee on Directors and Governance receives an additional retainer of $9,000, and the Chairs of the Audit Committee and Compensation and Human Resource Committee each receive an additional retainer of $12,000.

Prior to January 1 of each year, a director may elect to receive all or a portion of his or her annual retainer in Teradata common stock instead of cash. In addition, a director may elect to defer receipt of shares of common stock payable in lieu of cash. Payments for deferred stock may be made only in shares of Teradata common stock.

Initial Equity Grant

The Director Compensation Program provides that upon initial election to the board, each non-employee director will receive a grant of restricted stock units. A director may elect to defer receipt of the shares of common stock that would otherwise be received upon vesting of restricted stock units. The restricted stock units vest in four equal quarterly installments commencing three months after the grant date. Payment is made only in Teradata common stock.

Mr. Kepler was the only director to receive an initial equity grant during 2007 in connection with his appointment to the board. In this regard, effective on November 1, 2007, Mr. Kepler received an initial equity grant of restricted stock units, with each unit corresponding to a single share of Teradata common stock, such that the total dollar value of the grant was equal to $75,000. Mr. Kepler elected to defer receipt of the shares until five years from the date of grant.

Annual Equity Grant

The Director Compensation Program also provides that on the date of each annual meeting of Teradata's stockholders each non-employee director will be granted restricted stock units and options to purchase a number of shares of Teradata common stock in an amount determined by the Committee on Directors and Governance. Any restricted stock units awarded will vest in four equal quarterly installments commencing three months after the grant date. Any options that are granted will be fully vested and exercisable on the first anniversary of the grant. If the grant is made in the form of restricted stock units, a director may elect to defer receipt of the shares of common stock payable when such restricted stock units vest.

No annual equity grants were made in 2007. However, Mr. Kepler received a mid-year equity grant at the time of his appointment to the board with a value of $62,500, half of which was awarded in restricted stock units and half in stock options.

2007 Director Compensation Table

Some members of the Company's Board of Directors served as directors of the Company prior to its spin off from NCR (from September 6 to September 30, 2007). However, none of these directors received compensation for his services as a director of the Company until after the spin off. Therefore, the following table provides information on compensation paid to our non-employee directors only for services performed for Teradata for the period from October 1, 2007 through December 31, 2007.

Name	Annual Retainers Paid in Cash ($)(1)	Stock Awards ($)(2)	Option Awards ($)(3)	Total ($)
James Ringler, Chairman	63,000	8,943	346	72,289
Edward P. Boykin		28,110(2a)	346	28,456
Victor Lund	23,000	8,943	346	32,289
C.K. Prahalad		28,943(2b)	346	29,289
William Stavropoulos	21,000	8,943	346	30,289
David E. Kepler		39,578(2c)	5,416	44,994

(1) Represents the cash annual retainer earned for the period October 1, 2007 through December 31, 2007. Messrs. Boykin and Kepler elected to receive their cash retainer in the form of deferred shares payable as described in footnote 2 below. Mr. Prahalad elected to receive his cash retainer in the form of current shares. These deferred and current shares are reported in the Stock Awards column.

(2) This column shows the aggregate dollar amount recognized for financial statement reporting purposes for 2007 with respect to outstanding restricted stock unit awards, and the value of current or deferred shares (also referred to as "phantom shares") paid in lieu of cash retainers. The aggregate dollar amount was determined in accordance with FAS 123R; however, the calculations disregard the estimate of forfeitures related to service-based vesting conditions. See note 7 of the Notes to Consolidated Financial Statements contained in the Company's Annual Report for an explanation of the assumptions made by the Company in the valuation of these awards.

(a) With respect to Mr. Boykin, the amount includes the value of 700 phantom shares received in lieu of cash payment of his annual retainer. The grant date fair value of the phantom shares paid in lieu of retainer to Mr. Boykin in 2007 is $19,167.

(b) With respect to Mr. Prahalad, the amount includes the value of 730 shares received in lieu of cash payment of his annual retainer. The grant date fair value of the current shares paid in lieu of retainer to Mr. Prahalad in 2007 is $20,000.

(c) With respect to Mr. Kepler, the amount reflects the dollar amount recognized for financial statement reporting purposes in 2007 in connection with his initial grant of restricted stock units on November 1, 2007. The grant date fair value of the restricted stock unit awards granted to Mr. Kepler in 2007 is $104,980. The amount also includes the value of 487 phantom shares received in 2007 in lieu of cash payment for his annual retainer. The grant date fair value of these phantom shares is $13,333.

Each non-employee director, with the exception of Mr. Kepler, had 653 Teradata restricted stock units unvested and outstanding as of December 31, 2007, as adjusted in the spin off. Mr. Kepler had 3,794 Teradata restricted stock units unvested and outstanding as of December 31, 2007.

(3) This column shows the aggregate dollar amount recognized for financial statement reporting purposes for 2007 with respect to outstanding stock options, and includes amounts attributable to awards granted by NCR in 2007 and in prior years. The aggregate dollar amount was determined in accordance with FAS 123R; however, the calculations disregard the estimate of forfeitures related to service-based vesting conditions. See note 7 of the Notes to Consolidated Financial Statements contained in the Company's Annual Report for an explanation of the assumptions made by the Company in the valuation of these awards.

The Teradata option awards outstanding as of December 31, 2007 for each of the non-employee directors, as adjusted for the spin off, are as follows: Mr. Ringler, 71,586; Mr. Boykin, 42,976; Mr. Lund, 30,976; Mr. Prahalad, 81,022; Mr. Stavropoulos, 68,976; and Mr. Kepler, 3,169. With the exception of Mr. Kepler who received his stock options after the spin off as part of his initial equity grant, these awards included options to acquire NCR stock. In connection with the spin off, the awards (other than those granted to Mr. Kepler) were converted into awards to purchase an equal number of shares of NCR and Teradata stock, and the exercise price of the Teradata options was adjusted to preserve the intrinsic value of the award. The grant date fair value of Mr. Kepler's option award was $30,874.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

Background

Teradata has entered into certain agreements and maintains certain plans and arrangements that require it to pay or provide compensation and benefits to each of the Named Executive Officers in the event of certain terminations of employment or a change in control. The estimated amount payable or provided to each Named Executive Officer in each situation is summarized below. These estimates are based on the assumption that the various triggering events occurred on the last day of 2007, along with other material assumptions noted below. The actual amounts that would be paid to a Named Executive Officer upon termination or a change in control can only be determined at the time the actual triggering event occurs.

The estimated amount of compensation and benefits described below does not take into account compensation and benefits that a Named Executive Officer has earned prior to the applicable triggering event, such as equity awards that had previously vested in accordance with their terms, or vested benefits otherwise payable under the retirement plans and programs. As a result, it does not provide information on the payout of the 2007 annual incentive, as this award was earned as of December 31, 2007 in accordance with its terms, regardless of whether the executive terminated employment or a change in control occurred on that date. Please refer to the Outstanding Equity Awards at Fiscal Year-End table for a complete summary of each Named Executive Officer's vested equity awards and the Pension Benefits table for a complete summary of each Named Executive Officer's vested retirement benefit. Please see the Summary Compensation Table for the annual incentive earned by our Named Executive Officers in 2007.

Treatment of Equity Awards

Under the Stock Incentive Plan, equity awards may have different vesting treatments based on a change in employment status or a change in control. The vesting treatment described below is conditioned upon the participant's compliance with a non-competition and non-solicitation provision for at least a twelve-month period, as well as a confidentiality provision.

Situation	Restricted Stock or Restricted Stock Units	Performance-Based Restricted Stock Units	Stock Options
Death and Long-term Disability ("LTD")	Awards vest in full upon the date of death or LTD	A pro-rata portion of the stock, calculated as of the date of death or long-term disability, will continue to vest and payout at the end of the performance period based on actual results	Awards vest in full upon the date of death or LTD. They remain exercisable for the one-year period following the date of death if the death occurs prior to age 55 or the earlier of the actual expiration or three years if after age 55. Awards granted prior to 2006 remain exercisable for the remainder of the ten-year term.
Retirement	A pro-rata portion will become fully vested as of date of retirement (but awards granted prior to 2006 will be forfeited)	A pro-rata portion of the stock, calculated as of the date of retirement will continue to vest and payout at the end of the performance period based on actual results	For awards granted in 2006 and later, unvested awards are forfeited. Vested awards expire the earlier of three years following retirement date or the expiration date. For awards granted prior to 2006, vesting is accelerated upon retirement and awards remain exercisable for the remainder of the ten-year term.
Termination due to Reduction in Force ("RIF")	A pro-rata portion will become fully vested as of date of RIF (but awards granted prior to 2006 will be forfeited)	A pro-rata portion of the stock, calculated as of the date of RIF, will continue to vest and payout at the end of the performance period based on actual results	Unvested awards are forfeited. Vested awards expire the earlier of one day prior to 60 days post termination or the expiration date.

Situation	Restricted Stock or Restricted Stock Units	Performance-Based Restricted Stock Units	Stock Options
Voluntary Resignation	Award is forfeited	Award is forfeited	Unvested awards are forfeited. Vested awards expire the earlier of the 59th day after termination or the expiration date.
Involuntary Termination for Cause	Award is forfeited	Award is forfeited	Award is forfeited. For awards granted prior to 2006, unvested awards are forfeited. Vested awards expire the earlier of one day prior to 60 days post termination or the expiration date.
Change in Control ("CIC")	If the award is not assumed by the surviving entity, then vesting accelerates upon the CIC. If the award is assumed, then vesting accelerates if the executive's employment is terminated without "cause," or the executive terminates his employment for "good reason," within 24 months after the CIC. Awards granted prior to 2006 will be forfeited.	Prior to First Anniversary. If the CIC occurs on or prior to the first anniversary of the date of grant and the award is not assumed, then the award will vest at target, without pro-ration. But if the award is assumed, then the award will vest at target at the end of the performance period, provided that the executive remains employed through that date (or his earlier termination without "cause" or for "good reason" within 24 months after the CIC). After First Anniversary. If the CIC occurs after the first anniversary of the date of grant and the award is not assumed, then the award will vest based on actual performance through the end of the calendar year immediately preceding the change in control, without pro-ration. But if the award is assumed, then the award will vest based on actual performance at the end of the performance period, provided that the executive remains employed through that date (or his earlier termination without "cause" or for "good reason" within 24 months after the CIC).	If the option is not assumed by the surviving entity, then vesting accelerates upon the CIC. If the option is assumed, then vesting accelerates if the executive's employment is terminated without "cause", or the executive terminates his employment for "good reason", within 24 months after the CIC. Awards granted prior to 2006 vest in full.

For purposes of the above, the terms "good reason" and "change in control" have the meanings provided under the Change in Control Severance Plan described below. The term "cause" generally means (i) conviction of a felony, (ii) dishonesty in the course of fulfilling the executive's duties, (iii) failure to perform substantially the executive's duties in any material respect, or (iv) a material violation of the Company's ethics and compliance program. The term "retirement" generally means termination with Teradata and its affiliates on or after age 55.

Offer Letter with Mr. Koehler

Under his offer letter, in the event that, prior to a change in control, Mr. Koehler's employment is terminated by Teradata without "cause" or by Mr. Koehler for "good reason," Mr. Koehler will be entitled to receive a severance payment equal to 1.5 times his annual base salary and target bonus, a prorated bonus based on actual achievement for the year of termination and continued medical benefits for 18 months, subject to his execution and non-revocation of a release. The terms "cause" and "good reason" have the meanings provided in the Change in Control Severance Plan described below.

Change in Control Severance Plan

Each Named Executive Officer, participates in the Teradata Change in Control Severance Plan. Under this plan, if the executive's employment is terminated by us other than for "cause", death or disability or if the executive resigns for "good reason," within two years after a "change in control," then Teradata or its successor will be obligated to pay or provide the following benefits:

- A lump sum payment equal to 3.0 times for Mr. Koehler, and 2.0 times for the other Named Executive Officers, of the executive's annual base salary and annual incentive. For this purpose, annual incentive generally means the average annual incentive earned for the prior three years.
- A lump sum payment equal to a pro rata portion of the average annual incentive earned for the prior three years.
- Continued medical, dental and life insurance coverage for three years for Mr. Koehler and two years for the other Named Executive Officers.
- Continued outplacement and financial counseling services, if such services are offered at such time, for one year.
- A "conditional gross-up" for excise and related taxes in the event the severance compensation and other payments or distributions to a Named Executive Officer, whether pursuant to the Change in Control Severance Plan or otherwise, would constitute "excess parachute payments," as defined in Section 280G of the Internal Revenue Code. The tax gross-up will be provided if the aggregate parachute value of all severance and other change in control payments to the executive exceeds 110% of the maximum amount that may be paid under Section 280G of the Internal Revenue Code without imposition of an excise tax. If the parachute value of an executive's payments does not exceed the 110% threshold, the executive's payments will be reduced to the extent necessary to avoid imposition of the excise tax on "excess parachute payments."

The plan provides that upon termination of employment, each participant is prohibited from soliciting employees of Teradata for a one-year period and is subject to confidentiality restrictions. Moreover, each participant is required to sign a release of all claims against Teradata prior to receiving severance benefits under the plan.

For purposes of the plan, the term "cause" generally means the willful and continued failure to perform assigned duties or the willful engaging in illegal or gross misconduct that materially injures the company. The term "good reason" generally means (i) a reduction in duties or reporting requirements, (ii) a reduction in base salary, (iii) failure to pay incentive compensation when due, (iv) a reduction in target or maximum incentive opportunities, (v) a failure to continue the equity award or other employee benefit programs, (vi) a relocation of an executive's office by more than 40 miles (provided that it also increases his commute by more than 20 miles), or (vii) failure to require a successor to assume the plan.

The term "change in control" generally means any of the following: (i) an acquisition of 30% or more of Teradata's stock; (ii) a change in the membership of Teradata's Board of Directors, such that the current incumbents and their approved successors no longer constitute a majority; (iii) a reorganization, merger, consolidation or sale or other disposition of substantially all of Teradata's assets in which any one of the following is true: Teradata's old stockholders do not hold at least 50% of the combined enterprise; there is a 30%-or-more stockholder of the combined enterprise (other than as a result of conversion of the stockholder's pre-combination interest in Teradata); or the members of Teradata's Board of Directors (immediately before the combination) do not make up a majority of the board of the combined enterprise; or (iv) stockholder approval of a complete liquidation of Teradata.

Death or Disability

Based on the above, Teradata would have provided each Named Executive Officer or his beneficiary with the following estimated payments or benefits had he died or become disabled on December 31, 2007.

Executive	Life Insurance ($) (1)	Disability Payments ($) (2)	Stock Options ($) (3)	Restricted Stock & Performance-Based Shares ($) (3)	Total ($)
Michael Koehler	1,200,000	674,095	377,126	2,033,870	4,285,091
Stephen Scheppmann	798,600	502,603	—	352,668	1,653,871
Robert Young	1,874,600	421,636	51,043	303,598	2,650,877
Bruce Langos	2,500,000	540,000	355,773	749,837	4,145,610
Daniel Harrington	1,874,600	512,302	185,371	1,104,080	3,676,353
Robert Fair	1,071,000	512,302	185,366	967,194	2,735,862

(1) Proceeds would be payable by a third-party insurer. Benefits provided to Named Executive Officers upon death depend on the individual level of benefits chosen by the Named Executive Officer during the annual benefits enrollment process. The Named Executive Officers receive the same company-provided life insurance coverage as is offered to all Teradata employees. The coverage is 200% of base salary for life insurance. Each employee has the option of choosing a higher level of coverage at his or her own expense. Messrs. Scheppmann and Langos each opted for core coverage for 2007, while Messrs. Koehler, Young, Harrington, and Fair opted for higher coverage.

(2) Benefits provided to Named Executive Officers upon disability depend on the individual level of benefits chosen by the Named Executive Officer during the annual benefits enrollment process. The Named Executive Officers receive the same short-term and long-term disability coverage as is offered to all Teradata employees. The core coverage is (i) for short-term disability, 100% of base salary for two to eighteen weeks depending on years of service and 66 2/3% of base salary for the remainder of a 26-week period, and (ii) for long-term disability, 50% of base salary (up to a maximum monthly payment of $15,000) for the duration of an employee's long-term disability. Each employee has the option of choosing a higher level of coverage at his or her own expense. Messrs. Koehler, Scheppmann and Fair each opted for core coverage for 2007, while Messrs. Harrington, Langos and Young opted for higher coverage. The payments above assume maximum payout based on each Named Executive Officers' coverage elections for 26 weeks of short-term disability plus two years of long-term disability.

(3) Equity valuations are based on a closing price of Teradata stock on December 31, 2007 of $27.41. Valuations of the performance-based equity awards are based on assumed performance at the target level.

Retirement

Based on the above, Teradata would have provided each Named Executive Officer with the following estimated payments if he had retired from the Company or its affiliates on December 31, 2007.

Executive	Restricted Stock & Performance-Based Shares ($) (1)	Total ($)
Michael Koehler	391,649	391,649
Stephen Scheppmann	83,269	83,269
Robert Young	33,886	33,886
Bruce Langos	227,841	227,841
Daniel Harrington	336,605	336,605
Robert Fair	251,858	251,858

(1) Equity valuations are based on a closing price of Teradata stock on December 31, 2007 of $27.41. Valuations of the performance-based equity awards are based on assumed performance at the target level.

Reduction-in-Force Severance; Termination without Cause or Termination for Good Reason

Based on the above, each Named Executive Officer would have been entitled to the following estimated payments and benefits from Teradata if, on December 31, 2007, the Company terminated the executive's employment without "cause" (or in connection with a reduction-in-force) or the executive terminated his employment for "good reason," in each case either prior to, or more than two years after, a change in control.

Executive	Cash ($) (1)	Restricted Stock & Performance-Based Shares ($) (2)	Welfare Benefits ($)	Out-placement Counseling ($)	Total ($)
Michael Koehler	2,100,000	391,649	$7,029	10,000	2,518,678
Stephen Scheppmann	0	83,269	—	10,000	93,269
Robert Young	0	33,886	—	10,000	43,886
Bruce Langos	0	227,841	—	10,000	237,841
Daniel Harrington	0	336,605	—	10,000	346,605
Robert Fair	0	251,858	—	10,000	261,858

(1) The cash severance payment would be payable to Mr. Koehler under the terms of his offer letter.

(2) Equity valuations are based on a closing price of Teradata stock on December 31, 2007 of $27.41. Equity awards vest only on a reduction-in-force, and not for termination without cause or for good reason.

Change in Control (without a Termination of Employment)

Based on the above, each Named Executive Officer would have been entitled to the following estimated payments and benefits from Teradata or its successor in the event that a "change in control" occurred on December 31, 2007.

Executive	Stock Options ($) (1)	Restricted Stock & Performance-Based Shares ($)(1)	Total ($)
Michael Koehler	377,126	2,892,605	3,269,731
Stephen Scheppmann	—	587,780	587,780
Robert Young	51,043	219,883	270,926
Bruce Langos	355,773	937,998	1,293,771
Daniel Harrington	185,371	1,053,120	1,238,491
Robert Fair	185,366	798,864	984,230

(1) Equity valuations are based on the following assumptions: (i) a closing price of Teradata stock on December 31, 2007 of $27.41, and (ii) the awards are not assumed in the corporate transaction (so they vest immediately prior to the change in control). Valuations of the performance-based equity awards are based on assumed performance at the target level.

Qualifying Termination within Two Years after a Change in Control

Based on the above, each Named Executive Officer would have been entitled to the following estimated payments and benefits from Teradata or its successor if a "change in control" occurred on December 31, 2007, and Teradata or its affiliates terminated the executive's employment without "cause" or the executive terminated his employment for "good reason" immediately following such change in control. These benefits would be in addition to the payments and benefits described in the change in control table immediately above.

Executive	Cash ($)	Prorata Bonus ($)	Welfare Benefits ($)	Out-placement Counseling ($)	Excise Tax Gross-Up ($)[1]	Total ($)
Michael Koehler	4,200,000	700,000	34,058	10,000	3,154,180	8,098,238
Stephen Scheppmann	1,442,000	309,000	22,615	10,000	898,286	2,681,901
Robert Young	644,000	92,000	21,137	10,000	—	779,137
Bruce Langos	1,260,000	270,000	20,649	10,000	1,023,334	2,583,983
Daniel Harrington	1,260,000	270,000	21,611	10,000	—	1,561,611
Robert Fair	1,260,000	270,000	21,611	10,000	—	1,561,611

(1) Section 280G of the Internal Revenue Code applies if there is a change in control of Teradata, compensation is paid to a Named Executive Officer as a result of the change in control ("parachute payments"), and the present value of the parachute payments is 300% or more of the executive's "base amount", which equals his average W-2 income for the five-calendar-year period immediately preceding the change in control (*e.g.*, 2002-2006 if the change in control occurs in 2007). If Section 280G applies, then the Named Executive Officer is subject to an excise tax equal to 20% of the amount of the parachute payments in excess of his base amount (the "excess parachute payments"), in addition to income and employment taxes. Moreover, Teradata is denied a federal income tax deduction for the excess parachute payments. The amounts in the Excise Tax Gross-Up column reflects a tax gross-up for the excise and related taxes, as required under the terms of the Change in Control Severance Plan described above. The amounts are merely estimates based on the following assumptions: (i) an excise tax rate of 20% and a combined federal, state and local income and employment tax rate of 40%, (ii) a discount rate of 4.61%, (iii) no amounts were allocated to the non-solicitation covenants contained in the plan, and (iv) all stock options were cashed out in the transaction.

RELATED PERSON TRANSACTIONS

Our Committee on Directors and Governance is responsible for reviewing and approving each related person transaction. In September 2007 the Board of Directors formalized in writing a Related Person Transactions Policy.

This policy provides for approval or ratification of each related person transaction in accordance with the procedures and policies discussed below (i) by the Company's Committee on Directors and Governance or (ii) if the Committee on Directors and Governance determines that the approval or ratification of such related person transaction should be considered by all of the disinterested members of the Board of Directors, by a majority vote of the disinterested members of the Board of Directors.

The policy provides for our General Counsel to advise the Chair of the Committee on Directors and Governance of any related person transaction of which the General Counsel becomes aware. The Committee on Directors and Governance is required to consider such related person transaction, unless the Committee on Directors and Governance determines that the approval or ratification of such transaction should be considered by all of the disinterested members of the Board of Directors, in which case such disinterested members of the Board of Directors will consider the transaction. Except as set forth below, no related person transaction not approved in advance will be entered into by the Company unless the consummation of such transaction is expressly subject to ratification.

If the Company enters into a transaction that it subsequently determines is a related person transaction or a transaction that was not a related person transaction at the time it was entered into but thereafter becomes a related person transaction, then in either such case the related person transaction must be presented to the Committee on Directors and Governance or the disinterested members of the Board of Directors, as applicable, for ratification. If the related person transaction is not ratified, then the Company is required to take all reasonable actions to attempt to terminate the Company's participation in the transaction.

Factors that are reviewed by the Committee on Directors and Governance or the Board of Directors, as applicable, include: the size of the transaction and the amount payable to a related person; the nature of the interest of the related person in the transaction; whether the transaction may involve a conflict of interest; and whether the transaction involves the provision of goods or services to the Company that are available from unaffiliated third parties and, if so, whether the transaction is on terms and made under circumstances that are at least as favorable to the Company as would be available in comparable transactions with or involving unaffiliated third parties.

There were no related party transactions that required consideration by the Committee on Directors and Governance in 2007.

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents the fees accrued or billed for professional audit services rendered by the Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"), for the audit of the Company's consolidated financial statements for fiscal year 2007, as well as the worldwide fees accrued or billed for other services rendered by PwC in 2007:

Service	2007
Audit Fees(1)	$1,317,000
Audit-Related Fees	$0
Tax Fees(2)	$110,000
All Other Fees	$0
Total Fees	$1,427,500

(1) Includes fees related to the audit and review of the Company's consolidated financial statements, as well as $7,500 of fees incurred in connection with the preparation of the Company's registration statements on Form S-8 that were required to be filed with the SEC upon the spin off.

(2) Includes tax fees relating to (i) tax and compliance consulting services relating to the Company's filing of an advanced pricing agreement in an international jurisdiction, and (ii) international tax compliance services relating to the transaction of expatriate employees from one service provider to another.

The Audit Committee has adopted policies and procedures regarding its pre-approval of the audit, audit-related, tax and all other non-audit services to be provided by the Company's independent registered public accounting firm or its affiliates to Teradata or its consolidated subsidiaries (the "Pre-Approval Policy"). This policy is designed to assure that the provision of such services does not impair the independence of the Company's independent registered public accounting firm. Under the Pre-Approval Policy, at the beginning of each fiscal year, the Audit Committee will review the services proposed by management and the Company's independent registered public accounting firm to be provided during that year. The Audit Committee will then provide its pre-approval based on the limitations set forth in the Pre-Approval Policy. These limitations included the following:

- In no case should Teradata or its consolidated subsidiaries retain the Company's independent registered public accounting firm or its affiliates to provide management consulting services or any non-audit services that are not permitted under applicable laws and regulations, including, without limitation, the Sarbanes-Oxley Act of 2002 and the SEC's related rules and regulations.

- Unless a type of service to be provided by the independent registered public accounting firm has received general pre-approval, it will require specific pre-approval by the Audit Committee. Any other non-audit services and tax consulting services will require specific pre-approvals by the Audit Committee and a determination that such services would not impair the independence of the Company's independent registered public accounting firm. Specific pre-approvals by the Audit Committee will also be required for any material changes or additions to the pre-approved services.

- The Audit Committee recommends that the ratio of total tax and all other non-audit services to total audit and audit-related services procured by the Company in a fiscal year be less than 1 to 1.

- The Audit Committee will not permit the exclusive retention of Teradata's independent registered public accounting firm in connection with a transaction initially recommended by the independent auditors, the purpose of which may be tax avoidance and the tax treatment of which is not supported in applicable tax law.

- Pre-approval fee levels for all services to be provided by the independent registered public accounting firm will be established annually by the Audit Committee, and updated on a quarterly basis by the Audit Committee at its regularly scheduled meetings. Any proposed services significantly exceeding these levels will require separate pre-approval by the Audit Committee.
- The Corporate Controller will report to the Audit Committee on a quarterly basis regarding the status of all pre-approved audit, audit-related, tax and all other non-audit services provided by the Company's independent registered public accounting firm or its affiliates to Teradata or its consolidated subsidiaries.
- Back-up documentation will be provided to the Audit Committee by management and/or the independent registered public accounting firm when requesting pre-approval of services by the Company's independent registered public accounting firm. At the request of the Audit Committee, additional detailed documentation regarding the specific services will be provided.
- Requests or applications to provide services that require separate approval by the Audit Committee will be submitted to the Audit Committee by the Chief Financial Officer, with the support of the independent registered public accounting firm, and must include a joint statement as to whether, in the view of management and the independent registered public accounting firm, the request or application is consistent with the SEC's rules on auditor independence.

Under the Pre-Approval Policy, the Audit Committee has delegated to its Chair limited authority to grant pre-approvals for audit, audit-related, tax and other non-audit services in the event that immediate approval of a service is needed. The Chair shall report any pre-approval decisions to the Audit Committee at its next scheduled meeting for its review and approval. The Audit Committee has not delegated to management its responsibilities to pre-approve services performed by the independent registered public accounting firm.

The audit, non-audit, tax and all other non-audit services provided by PwC to the Company, and the fees charged for such services, will be actively monitored by the Audit Committee as set forth in the Pre-Approval Policy on a quarterly basis to maintain the appropriate level of objectivity and independence in the firm's audit work for Teradata. Part of the Audit Committee's ongoing monitoring includes a review of any de minimis exceptions as provided in the applicable SEC rules for non-audit services that were not pre-approved by the Audit Committee. In 2007, of those total amounts reported above, all activities were pre-approved by the Audit Committee, or the Audit Committee of the NCR Board of Directors as spin-off related costs, prior to commencement. Any fees pre-approved by the NCR Audit Committee prior to the spin off were ratified by the Audit Committee after its formation.

BOARD AUDIT COMMITTEE REPORT

The Audit Committee consists of three directors, each of whom is independent as determined by the Board of Directors under the standards set forth in the board's Corporate Governance Guidelines, which are based on the requirements of the listing standards of the NYSE and the applicable rules of the SEC. In accordance with NYSE and SEC rules, all members are "financially literate." In addition, the Audit Committee Chair is an "audit committee financial expert" as defined under applicable SEC rules. A brief description of the responsibilities of the Audit Committee is set forth above under the caption "Committees of the Board." The Audit Committee acts under a charter adopted by the Board of Directors, which is periodically reviewed and revised as appropriate. The Audit Committee charter was approved by the Board of Directors in September 2007, and is available on the Company's corporate governance website at http://www.teradata.com/t/page/172922/index.html.

In general, Teradata's management is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles, internal controls, and procedures designed to ensure compliance with accounting standards, applicable laws, and regulations. PwC, Teradata's independent registered public accounting firm, is responsible for performing an independent audit of the Company's consolidated financial statements and expressing an opinion on the conformity of those financial statements with generally accepted accounting principles.

In the course of fulfilling its oversight responsibilities for the Company since the spin off from NCR, the Audit Committee has reviewed and discussed with Teradata management the Company's audited financial statements for fiscal year 2007, as well quarterly earnings releases and quarterly reports on Form 10-Q, and, together with the board, has reviewed and discussed the Company's annual report on Form 10-K and this proxy statement. In addition, as part of their oversight responsibility, the Audit Committee has reviewed and discussed with management the adequacy and effectiveness of the Company's internal controls over financial reporting. PwC has also discussed with the Audit Committee significant matters regarding internal controls over financial reporting that have come to their attention during the course of its audit of the consolidated financial statements. The Audit Committee also discussed with Teradata's senior management the process used for certifications by the Company's Chief Executive and Chief Financial Officers for certain of the Company's third quarter and year-end filings with the SEC, as well as the clarity and completeness of the Company's financial disclosures. Further, the Audit Committee discussed with PwC, the Company's independent registered public accounting firm, the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards). The Audit Committee also has received the written disclosures and the letter from PwC required by Independence Standards Board Standard No. 1, "Independence Discussions with Audit Committees," and has discussed with PwC its independence. In connection with its discussions concerning the independence of its independent registered public accounting firm, the Audit Committee adopted its annual policy requiring that the Audit Committee pre-approve all audit, audit-related, tax and other non-audit services provided by the Company's independent registered public accounting firm or its affiliates to Teradata or its consolidated subsidiaries. The committee also reviewed its procedures for processing and addressing complaints regarding accounting, internal controls, or auditing matters, and the confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters. Finally, the Audit Committee has reviewed Teradata's critical accounting policies and alternative policies, if any, with management and the Company's independent registered public accounting firm to determine that both are in agreement that the policies currently being used are appropriate.

The Audit Committee met in executive session at its regular meeting following the spin off with both PwC and the internal auditors. It also met privately on occasion with the Chief Financial Officer and Director of Internal Audit of the Company, each of whom has unrestricted access to the committee.

Based on the reviews and the discussions referred to above, the Audit Committee recommended to the Board that the Company's audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007 for filing with the SEC.

Dated: February 28, 2008

The Audit Committee:

Victor L. Lund, Chair
David E. Kepler, Member
C.K. Prahalad, Member

DIRECTORS' PROPOSAL TO RATIFY THE APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR 2008
(Item 2 on Proxy Card)

The Board's Audit Committee, which is composed entirely of independent directors, appointed PwC as the Company's independent registered public accounting firm for 2008 to audit Teradata's consolidated financial statements. The Board has approved this appointment and, as a matter of good corporate governance, is asking you to ratify this appointment.

Based on its "Pre-Approval Policy" (as defined on page 58 of this proxy statement) and applicable SEC rules and guidance, the Audit Committee has considered whether the provision of the tax and other non-audit services described above under the caption "Fees Paid to Independent Registered Public Accounting Firm" was compatible with maintaining PwC's independence and concluded that it was.

PwC was the Company's independent registered public accounting firm while it was part of NCR and following the spin off in 2007. The firm is considered a leader in providing audit services to the high-technology industry. The Board believes that PwC is well qualified to serve as Teradata's independent registered public accounting firm given its experience, global presence with offices or affiliates in or near most locations where Teradata does business, and quality audit work in serving the Company. PwC rotates its audit partners assigned to audit Teradata at least once every five years and the Audit Committee has placed restrictions on the Company's ability to hire any employees or former employees of PwC or its affiliates.

PwC representatives will be at the annual meeting to answer questions, and they may also make any statement they wish at the meeting.

The Board and Audit Committee recommend that you vote FOR this proposal. Approval of this proposal requires the affirmative vote of a majority of the voting power present (in person or by proxy) at the meeting. If the stockholders do not approve this proposal, the Audit Committee and the Board of Directors will reconsider the appointment, but may decide to maintain its appointment of PwC. Proxies solicited by the Board of Directors will be voted FOR this proposal, unless you specify otherwise in your proxy.

OTHER MATTERS

The Board of Directors does not know of any matters that will be brought before the annual meeting other than those listed in the notice of meeting. If any other matters are properly introduced at the meeting for consideration, including consideration of a motion to adjourn the meeting to another time or place, the individuals named on the proxy card will have authority to vote on such matters in their discretion.

ADDITIONAL INFORMATION

Cost of Proxy Solicitation

We will pay the expenses of soliciting proxies in connection with the annual meeting. Proxies may be solicited on our behalf through the mail, in person, by telephone, electronic transmission, or facsimile transmission. We have hired Georgeson Shareholder Communications Inc., to assist in the solicitation of proxies, at an estimated cost of $15,000, plus reimbursement of reasonable out-of-pocket expenses. In accordance with the SEC and the NYSE rules, Teradata will also reimburse brokerage houses and other custodians, nominees and fiduciaries for their expenses of sending proxies and proxy materials to the beneficial owners of Teradata common stock.

Procedures for Stockholder Proposals and Nominations

Under Teradata's Bylaws, nominations for directors at an annual meeting may be made only by (1) the Board of Directors or a committee of the board, or (2) a stockholder entitled to vote who has delivered notice to the Company within 90 to 120 days before the first anniversary of the date of the preceding year's annual meeting.

Our Bylaws also provide that business may not be brought before an annual meeting unless it is (a) specified in the notice of meeting (which includes stockholder proposals that the Company is required to include in its proxy statement under SEC Rule 14a-8), (b) brought before the meeting by or at the direction of the Board, or (c) brought by a stockholder entitled to vote who has delivered notice to the Company (containing certain information specified in the Bylaws) within 90 to 120 days before the first anniversary of the date of the preceding year's annual meeting. In order to include a proposal in the Company's notice of meeting and proxy materials pursuant to SEC Rule 14a-8, you must comply with the requirements of that rule.

A copy of the full text of the Company's Bylaws may be obtained upon written request to the Corporate Secretary at the address provided on page 1 of this proxy statement. A copy of the Company's Bylaws is also available on our corporate governance website at http://www.teradata.com/t/page/172936/index.html.

Stockholder Proposals for 2009 Annual Meeting

To include a stockholder proposal in the Company's 2009 notice of meeting and proxy materials pursuant to SEC Rule 14a-8, a stockholder must satisfy all applicable requirements of that rule, and the proposal must be received by Teradata's Corporate Secretary at the address provided on page 1 of this proxy statement no later than November 18, 2008. To present any other proposal at the 2009 Annual Meeting, or to nominate a candidate for director election at the 2009 Annual Meeting, a stockholder must submit an advance written notice of such proposal and/or nomination (as applicable) to the Company that complies with certain requirements set forth in the Company's Bylaws. Such advance written notice must be received by Teradata's Corporate Secretary at the address provided on page 1 of this proxy statement no sooner than the close of business on December 29, 2008, and no later than the close of business on January 28, 2009.

The above notice and proxy statement are sent by order of the Board of Directors.

Laura Nyquist
General Counsel and Secretary

Dated: March 3, 2008

2007 FINANCIAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ("MD&A")

You should read the following discussion in conjunction with the consolidated financial statements and the notes to those statements included elsewhere in this Annual Report. This Annual Report contains certain statements that are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. Certain statements contained in the MD&A are forward-looking statements that involve risks and uncertainties. The forward-looking statements are not historical facts, but rather are based on current expectations, estimates, assumptions and projections about our industry, business and future financial results. Our actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those discussed in other sections of this Annual Report.

BUSINESS OVERVIEW

Teradata ("we," "us," "Teradata," or the "Company") provides Enterprise Data Warehousing solutions for customers worldwide that combine software (including the Teradata database software and tools, data mining and analytical applications), hardware, and related consulting and support services. These solutions can also include third-party products and services from other leading technology and service partners.

Our solutions enable customers to integrate detailed enterprise-wide data such as customer, financial and operational data into a single data warehouse and provide the analytical capabilities to transform that data into useful information. As a result, customers have a consistent, accurate view of their data and businesses, which gives them more accurate, insightful and timely information when and where they need it so they can make better and faster decisions. This approach provides customers with better insight, faster access to new analytics and less redundancy within their information technology infrastructure so they can maximize business value while minimizing their total cost of ownership.

Our data warehousing technologies provide a high level of performance, scalability, availability and manageability for strategic and operational analytic requirements. Our professional services consultants combine a proven methodology, deep industry expertise and years of hands-on experience to help clients quickly capture business value while minimizing risk. Our customer services professionals provide a single source of support services to allow customers to maximize use and fully leverage the value of their investments in data warehousing.

Through Active Enterprise Intelligence, Teradata is extending the use of traditional data warehousing by integrating advanced analytics into enterprise business processes, allowing companies to combine the analysis of current and historical data so operations personnel can make decisions at the point of contact or service and take action as events occur.

Teradata offers data warehousing solutions to many major industries, including communications, financial services, government, healthcare, insurance, manufacturing, retail, transportation and travel. Teradata delivers its solutions primarily through direct sales channels, as well as through alliances with system integrators, other independent software vendors, value-added resellers and distributors. We deliver our solutions to customers on a global basis, and organize our operations in the following three regions, which are also our reportable segments: North America and Latin America ("Americas"), Europe, the Middle East and Africa ("EMEA"), and Asia Pacific and Japan ("APJ").

REVISION OF PRIOR PERIOD FINANCIAL STATEMENTS

During the fourth quarter of 2007, the Company identified an error related to a sales transaction that was originally recognized in the fourth quarter of 2006. Upon subsequent review, management determined that the transaction, which was made through a reseller, did not meet the conditions for revenue recognition until the first quarter of 2007, when the products were delivered and accepted by the end-user customer. The impact of this error was an overstatement of revenue and net income in the three- and twelve-month periods ended December 31, 2006, and an understatement of revenue and net income in the three-month period ended March 31, 2007. We assessed the materiality of this error on the three- and twelve-month periods ended December 31, 2006, in accordance with the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin No. 99 ("SAB 99"), and concluded that the error was not material to either period. However, we did conclude that the error was material to the three months ended March 31, 2007, as it understated the first quarter results. Therefore, in accordance with the SEC's Staff Accounting Bulletin No. 108 ("SAB 108"), the full-year 2006 financial statements presented herein have been revised to correct for the immaterial error and to allow for the correct recording of this transaction in the 2007 consolidated financial statements. The correction resulted in a $13 million reduction in product revenue, a $3 million reduction in cost of products and a $4 million reduction to income tax expense, resulting in a $6 million reduction to net income ($0.04 per diluted share) in the full-year 2006 financial statements. These revenue and expense amounts have subsequently been reflected in the 2007 results. Associated adjustments were also made to decrease accounts receivable by $13 million, increase inventory by $3 million and increase deferred income taxes by $4 million within the December 31, 2006, consolidated balance sheet. The revision had no net impact on Teradata's net cash provided by operating activities for the twelve months ended December 31, 2006.

2007 FINANCIAL OVERVIEW

As more fully discussed in later sections of this MD&A, the following were significant themes and events for 2007:

- Revenue increased 10% in 2007 from 2006, driven by strong growth in the EMEA and APJ regions.
- Gross margin as a percentage of revenue increased to 53.8% in 2007 from 53.6% in 2006.
- Operating income was $320 million in 2007, up from $302 million in 2006. Operating income in 2007 included Separation-related expenses of $17 million.
- Net income of $200 million in 2007 increased from $192 million in 2006. Net income per common share (diluted) of $1.10 in 2007 compared to $1.06 in 2006. Included in the 2007 results were $0.08 of Separation-related costs and $0.06 of unfavorable tax adjustments.

STRATEGY OVERVIEW

Our strategy is to grow profitability as the global leader of enterprise data warehousing technology and services. We are executing our multi-year strategy to advance enterprise data warehousing as the preferred data warehousing architecture that companies utilize to build their enterprise analytics infrastructure. To do this, we are focused on three core strategies:

- Increasing our technology capabilities by investing in near real-time (or "active") data warehousing and advanced development;
- Expanding our solutions and offers by investing in consulting and support services, applications and partners; and
- Optimizing our market coverage through effective use of our sales, marketing and services resources.

FUTURE TRENDS

We believe that demand for our solutions will continue to increase due to the continued increase in data volumes, the scale and complexity of business requirements, and the growing use of new data elements and more near real-time analytics over time. The adoption by customers of more near real-time analysis for enterprise intelligence is driving more applications, usage and capacity. We expect 2008 full-year revenue growth of approximately 5% to 8%. This outlook for 2008 includes some conservatism due to the potential impact of certain macroeconomic factors on capital spending, particularly in the United States. Also, while the EMEA and APJ segments experienced very strong revenue growth of 18% in 2007, we do not anticipate this same level of revenue growth for these regions in 2008. The size, timing and contracted terms of large customer orders for our products and services can impact, both positively and negatively, our quarterly operating results. While we have seen fluctuations in the information technology environment in the past, our outlook remains positive. We expect that competitive and technological pricing trends will continue at the levels experienced in 2007 and 2006. In 2008, we continue to be committed to new product development and achieving maximum yield from our research and development spending and resources, which are intended to drive revenue growth, and we continue to evaluate opportunities to increase our market coverage. We expect our full-year effective tax rate for 2008 to be approximately 30%.

THE SEPARATION OF TERADATA FROM NCR CORPORATION

The Separation became effective on September 30, 2007, through a distribution of 100% of the common stock of Teradata Corporation to the holders of record of NCR Corporation's ("NCR") common stock. The Separation was completed pursuant to the Separation and Distribution Agreement by which NCR contributed to the Teradata Corporation all of the assets and liabilities associated with the Teradata data warehousing business. We have received a private letter ruling from the Internal Revenue Service indicating that the Separation was tax free to stockholders, NCR and Teradata for U.S. federal income tax purposes. NCR distributed all of the shares of Teradata Corporation common stock as a dividend to NCR shareholders as of the record date for the Separation.

RESULTS FROM OPERATIONS FOR THE YEARS ENDED DECEMBER 31:

In millions	2007	% of Revenue	2006	% of Revenue	2005	% of Revenue
Product revenue	$ 884	51.9%	$ 807	52.2%	$ 786	53.6%
Service revenue	818	48.1%	740	47.8%	681	46.4%
Total revenue	1,702	100%	1,547	100%	1,467	100%
Gross margin						
Product gross margin	572	64.7%	518	64.2%	500	63.6%
Service gross margin	344	42.1%	311	42.0%	295	43.3%
Total gross margin	916	53.8%	829	53.6%	795	54.2%
Expenses						
Selling, general and administrative expenses	470	27.6%	410	26.5%	391	26.7%
Research and development expenses	126	7.4%	117	7.6%	120	8.2%
Total expenses	596	35.0%	527	34.1%	511	34.8%
Operating income	$ 320	18.8%	$ 302	19.5%	$ 284	19.4%

Teradata revenue increased 10% in 2007 from 2006. The revenue increase included a benefit of 2% from foreign currency fluctuations. The growth was driven by the need for more centralized data warehouse systems and is indicative of customers valuing the analytical capabilities of our solutions and the return on investment they can provide. Product revenue increased 10% in 2007 from 2006, primarily due to capacity expansions and technology upgrades by existing customers, as well as sales to new customers. Service revenue increased 11% in 2007 from 2006, driven by strong growth in both professional services and annuity support services. Product revenue, as a percentage of total revenue, declined in 2007 due to the increase in service revenue in 2007. Operating income was up $18 million in 2007 compared to 2006. The operating income benefited from the higher volume, offset somewhat by higher operating expenses, which included Separation-related costs and recurring incremental independent-company costs, as well as higher selling and marketing expenses and increased investment in research and development.

Our revenue increased 5% in 2006 from 2005 due to increased demand for a consolidated, enterprise-wide data warehousing architecture. Foreign currency fluctuations had less than 1% of negative impact on the year-over-year revenue comparison. Product revenue increased 3% in 2006 from 2005, led by growth in the EMEA region. Service revenue increased 9% in 2006 from 2005, primarily due to increases in professional services and annuity support services in the Americas region. Operating income increased $18 million in 2006 from 2005 due primarily to higher volume, offset somewhat by increases in selling and marketing expenses.

Gross Margin

Gross margin as a percentage of revenue for 2007 was 53.8% in 2007 compared to 53.6% in 2006. Product gross margin increased to 64.7% in 2007, compared to 64.2% in 2006. Service gross margin of 42.1% in 2007 compared to 42.0% in 2006. The increase in product gross margins was driven primarily by the EMEA and APJ regions. The improvement in total gross margin overcame the adverse mix effect of having a higher growth rate of the lower-margin service revenue (as compared to product revenue) in 2007.

Gross margin as a percentage of revenue for 2006 decreased to 53.6% from 54.2% in 2005. Product gross margin increased to 64.2% for 2006 compared to 63.6% in 2005, primarily due to improved product revenue mix. Service gross margin decreased to 42.0% for 2006 from 43.3% in 2005 as Teradata added professional services resources.

Operating Expenses

Total operating expenses, characterized as "selling, general and administrative expenses" and "research and development expenses," were $596 million in 2007 compared to $527 million in 2006. As a percentage of revenue, total operating expenses increased to 35.0% in 2007 from 34.1% in 2006. The increase in selling, general and administrative expenses of $60 million included $17 million in Separation-related expenses and $8 million of recurring incremental costs subsequent to the Separation as Teradata began operating as an independent publicly-traded company. The remainder of the increase was primarily due to increased selling and marketing expenses (consisting of compensation expense as well as marketing, partnering and pre-sale activities), foreign currency impact and stock-based compensation. Research and development expenses were $9 million higher in 2007 compared to 2006, reflecting increased investment in product development.

Our 2006 operating expenses were $527 million in 2006 compared to $511 million in 2005. As a percentage of revenue, total operating expenses improved to 34.1% in 2006 from 34.8% in 2005. The increase in selling, general and administrative expenses of $19 million was primarily due to a $29 million increase in selling and marketing expenses and a $5 million increase in stock-based compensation as a result of adopting Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123R"), *Share-Based Payment*. The increase was partially offset by decreases of $14 million in expenses from NCR for corporate-related functions. The decrease in costs allocated from NCR coincided with its multi-year re-engineering efforts to drive operational improvements through simplification, standardization, globalization and consistency across the organization, which reduced overall costs at the NCR level. Research and development expenditures were lower, primarily due to the timing of the capitalization of software development. For more information on the impact of the timing of software capitalization, see the subhead entitled "Critical Accounting Policies – Capitalized Software" included below in this MD&A section.

Effects of Pension and Postemployment Benefit Plans

Teradata's pension and postemployment benefit expense for the years ended December 31, is shown below. Pension and postemployment benefit expenses incurred prior to the Separation were allocated to Teradata by NCR.

In millions	2007	2006	2005
Pension expense	$ 9	$ 23	$ 22
Postemployment expense	15	16	17
Total expense	$ 24	$ 39	$ 39

Teradata recorded $9 million of pension expense in 2007 versus $23 million of pension expense in 2006. This decrease was due primarily to NCR's action to freeze its U.S. defined pension plans and cease the accrual of additional benefits for all participants in the U.S. plans after December 31, 2006. In connection with the Separation, as discussed in Notes 1 and 8 of Notes to Consolidated Financial Statements, the Company assumed net pension assets and liabilities of $41 million and postemployment liabilities of $50 million.

Income Taxes

The tax rate in 2007 was 37.9%. This rate includes a discrete $10 million charge, or 3.1%, related to a tax rate change in Germany, as well as a $7 million charge, or 2.2%, to correct prior period errors in the calculation of the income tax provision related to intercompany profit eliminations. As the impact of this error was not material to the then current or any prior period, it was recorded in the second quarter of 2007. The 2007 tax rate also included a $6 million tax benefit, or 1.9%, related to the utilization of certain tax attributes associates with foreign sourced income. The tax rate in 2006 was 36.4%. The tax rate in 2005 was 27.5%, and included $33 million or 12% of tax benefits resulting from NCR's resolution of prior-year tax audits. See Note 6 of Notes to Consolidated Financial Statements for additional information on these prior-year tax items.

Revenue and Gross Margin by Operating Segment

Teradata manages its business in three regions – the Americas, EMEA and APJ regions – which are also the Company's operating segments. For purposes of discussing our results by segment, we exclude the impact of certain items, consistent with the manner by which management evaluates the performance of each segment and reports our operating results under Statement of Financial Accounting Standards No. 131 ("SFAS 131"), *Disclosures about Segments of an Enterprise and Related Information.* This format is useful to investors because it allows analysis and comparability of operating trends. It also includes the same information that is used by Teradata management to make decisions regarding the segments and to assess our financial performance. The discussion of our segment results describes the changes in results as compared to the prior-year period. These changes do not represent changes in long-term trends. The effect of certain corporate-related items has been excluded from the segment gross margin for each reporting segment presented and discussed below. Teradata does not use corporate-level selling, general and administrative, or research and development expenses to measure the performance of the regional operating segments. Our segment results are reconciled to total company results reported under U.S. generally accepted accounting principles ("GAAP") in Note 13 of Notes to Consolidated Financial Statements.

The following table presents revenue and operating performance by segment for the years ended December 31:

In millions	2007	% of Revenue	2006	% of Revenue	2005	% of Revenue
Segment Revenue						
Americas	$ 964	57%	$ 920	60%	$ 861	59%
EMEA	424	25%	360	23%	340	23%
APJ	314	18%	267	17%	266	18%
Total segment revenue	$ 1,702	100%	$ 1,547	100%	$ 1,467	100%
Segment gross margin						
Americas	$ 560	58.1%	$ 545	59.2%	$ 507	58.9%
EMEA	207	48.8%	168	46.7%	165	48.5%
APJ	159	50.6%	126	47.2%	130	48.9%
Total segment gross margin	$ 926	54.4%	$ 839	54.2%	$ 802	54.7%

Americas Revenue increased 5% in 2007 from 2006, largely driven by growth in service revenue. The revenue growth included 1% of benefit from foreign currency fluctuations. Gross margin as a percentage of revenue decreased to 58.1% for 2007, from 59.2% for 2006, driven primarily by reduced service margins.

Revenue increased 7% in 2006 from 2005, primarily driven by increased service revenue. Gross margin as a percentage of revenue increased to 59.2% in 2006, from 58.9% in 2005, with improved margin rates slightly offset by the impact of a higher mix of service revenue as compared to the prior year.

EMEA Revenue increased 18% in 2007 from 2006, with double-digit growth in both product and service revenue. The revenue growth included 7% of benefit from foreign currency fluctuations. Gross margin as a percentage of revenue increased to 48.8% in 2007, from 46.7% in 2006, with improvements in both product and service margins. The improvement in gross margin rates was offset somewhat by the increased mix of lower-margin services revenue.

Revenue increased 6% in 2006 from 2005, with increases in both product and service revenue. The revenue growth included 1% of benefit from foreign currency fluctuations. Gross margin as a percentage of revenue decreased to 46.7% in 2006, from 48.5% in 2005. The reduction was primarily driven by lower service margins.

APJ Revenue increased 18% in 2007 from 2006, led predominantly by growth in product revenue. The revenue growth included 3% of benefit from foreign currency fluctuations. Gross margin as a percentage of revenue was 50.6% in 2007, up from 47.2% in 2006, driven by the greater mix of product revenue, as well as improved product margins.

Revenue was roughly flat in 2006 from 2005. Revenue in 2006 included 2% of negative impact from foreign currency fluctuations. Gross margin as a percentage of revenue decreased to 47.2% in 2006, from 48.9% in 2005. The reduction was primarily related to lower service margins.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Prior to the Separation, Teradata's financial resources were provided by NCR, which managed cash and cash equivalents on a centralized basis. Cash receipts associated with Teradata's business were transferred to NCR on a daily basis, and NCR funded Teradata's cash disbursements. These net cash transfers were reflected in parent company equity in Teradata's historical financial statements.

Upon the Separation, the Company received $196 million in cash from NCR, plus a note receivable for another $4 million in cash. The balance of the note from NCR was collected in October 2007. In addition, on October 1, 2007, the Company entered into a five-year, $300 million unsecured revolving credit facility. This credit facility contains certain representations and warranties; conditions; affirmative, negative and financial covenants; and events of default customary for such facilities. For most borrowings, Teradata would anticipate choosing a floating rate based on the London Interbank Offered Rate ("LIBOR"). If the facility had been fully drawn at December 31, 2007, the spread over the LIBOR would have been 32 basis points (for an interest rate of 5.04%, assuming a 6-month borrowing term) given Teradata's leverage ratio at that date. As of December 31, 2007, the Company had no borrowings outstanding under this revolving credit facility and was in compliance with all covenants. Also in connection with the Separation, the Company assumed pension and postemployment benefit obligations and plan assets relating to the Teradata business. The unfunded portion of the pension and postemployment obligations at December 31, 2007, were $41 million and $53 million, respectively.

Management believes Company cash flows from operations and the $300 million credit facility will be sufficient to satisfy future working capital, research and development activities, capital expenditures, pension contributions and other financing requirements for the foreseeable future. The Company's ability to generate positive cash flows from operations is dependent on general economic conditions, competitive pressures, and other business and risk factors. If the Company is unable to generate sufficient cash flows from operations, or otherwise to comply with the terms of the credit facilities, the Company may be required to seek additional financing alternatives.

Teradata's management uses a non-GAAP measure called "free cash flow," which we define as net cash provided by operating activities less capital expenditures for property, plant and equipment, and additions to capitalized software, to assess the financial performance of the Company. Free cash flow does not have a uniform definition under GAAP; therefore, Teradata's definition may differ from other companies' definitions of this measure. The components that are used to calculate free cash flow are GAAP measures that are taken directly from the consolidated statements of cash flows. We believe that free cash flow information is useful for investors because it relates the operating cash flow of the Company to the capital that is spent to continue and improve business operations. In particular, free cash flow indicates the amount of cash available after capital expenditures for, among other things, investments in the Company's existing businesses, strategic acquisitions, repurchase of Teradata stock and repayment of debt obligations. Free cash flow does not represent the residual cash flow available for discretionary expenditures since there may be other non-discretionary expenditures that are not deducted from the measure. This non-GAAP measure should not be considered a substitute for, or superior to, cash flows from operating activities under GAAP.

The table below shows net cash provided by operating activities and capital expenditures for the following periods:

In millions	2007	2006	2005
Net cash provided by operating activities	$ 387	$ 219	$ 192
Less:			
Expenditures for property, plant and equipment	(50)	(20)	(18)
Additions to capitalized software	(50)	(48)	(37)
Free cash flow	$ 287	$151	$ 137

Cash provided by operating activities increased by $168 million in 2007, while capital expenditures increased by $32 million, resulting in a net increase in free cash flow of $136 million compared to 2006. The increase in cash provided by operating activities was primarily due to higher net income, increased deferred income tax expense, increased payables and accrued expenses, offset somewhat by an increase in receivables. The increase in deferred income tax expense was primarily related to the amortization of capitalized research and development credits and a $10 million charge related to a tax rate change in Germany. Receivables increased due to several factors related to the Separation. These included such things as customer payments on Teradata invoices that were issued prior to the Separation that were collected by NCR prior to year-end but were not submitted to Teradata before December 31, 2007, and an increase in value-added tax ("VAT") receivables (prior to the Separation, most VAT due from customers was not recorded as part of Teradata's receivables balances). Lastly, there was an increase compared to the prior year in billings in the second half of the fourth quarter that were not collected prior to year-end. Accounts payable increased largely due to transition activities and increased volume with key suppliers, especially as it relates to year-end activity. Transition activities primarily consisted of payments made by NCR on Teradata's behalf because the original purchase order was placed by NCR. These payments made by NCR are subsequently recorded by the Company as payables back to NCR. Capital expenditures were higher in 2007 largely due to activity related to the Separation, including investments in the Company's IT infrastructure and the acquisition of a corporate aircraft.

Cash provided by operating activities increased by $27 million in 2006, while capital expenditures increased by $13 million, resulting in a net increase in free cash flow of $14 million compared to 2005. The increase in cash from operating activities was primarily driven by higher net income (net of non-cash items). The increase in net income was partially offset by higher receivables. The increase in capital expenditures was largely due to increased investment in software development.

Financing activities and certain other investing activities are not included in our calculation of free cash flow. These other investing activities primarily consisted of acquisition-related activity. Teradata's financing activities primarily consisted of net cash transfers to NCR of $216 million (prior to the Separation, cash generated by Teradata was contributed to NCR), and a $200 million cash inflow from NCR based on the Separation.

In 2007, the Company identified certain errors in the calculation of deferred tax assets and liabilities that resulted in an overstatement of net deferred tax assets and parent company equity in periods prior to the Separation, which were determined to be immaterial to previously issued financial statements. In 2007, the Company corrected the error by reducing net deferred tax assets and parent company equity by approximately $43 million. This adjustment is included in the "Net transfers to parent" in the Consolidated Statement of Changes in Stockholders' Equity. The adjustment had no effect on previously reported income tax expense, net income or cash.

On February 11, 2008, the Board of Directors of the Company authorized two stock repurchase programs. The employee stock dilution offset program is an ongoing self-funding, dilution-mitigation program that uses the cash received from employee share purchases under the Teradata Corporation Employee Stock Purchase Plan and option exercises under the Teradata Corporation 2007 Stock Incentive Plan to repurchase Company common stock on the open market at management's discretion, in accordance with applicable securities rules regarding issuer repurchases. In addition, the Board authorized a general open market share repurchase program pursuant to which the Company may spend up to $250 million over a two-year period to repurchase its common stock on the open market at management's discretion, in accordance with applicable securities rules regarding issuer repurchases. No stock repurchases had been made by the Company as of December 31, 2007. Subsequent to the Company's customary blackout period surrounding the release of earnings, from February 14, 2008 through February 29, 2008, the Company repurchased approximately 1.6 million shares for approximately $38 million. In order to preserve the tax-free status of the Separation, the accumulated shares repurchased in the two-year period following the Separation must remain below 20% of the common shares outstanding on September 30, 2007.

Contractual and Other Commercial Commitments. In the normal course of business, we enter into various contractual obligations that impact, or could impact, our liquidity. The following table and discussion outlines our material obligations at December 31, 2007, with projected cash payments in the periods shown:

In millions	Total Amounts	2008	2009–2010	2011–2012	2013 and Thereafter
Lease obligations	$ 63	$ 15	$ 23	$ 16	$ 9
Purchase obligations	158	131	12	12	3
Total lease and purchase obligations	$ 221	$ 146	$ 35	$ 28	$ 12

Our lease obligations in the above table include Company-only facilities in various domestic and international locations, as well as leases from NCR for properties that are currently owned by NCR and partially utilized by the Company. Purchase obligations are committed purchase orders and other contractual commitments for goods and services, and include contractual payments in relation to service agreements with Accenture LLP and NCR for ongoing transaction services.

We also have product warranties and several guarantees to third parties, as well as postemployment and international pension obligations that may affect future cash flow. These items are not included in the table of obligations shown above. Product warranties and third-party guarantees are described in detail in Note 10 of Notes to Consolidated Financial Statements. Postemployment and pension obligations are described in detail in Note 8 of Notes to Consolidated Financial Statements.

Off-Balance Sheet Arrangements. We do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPE"), which would have been established for the purpose of facilitating off-balance sheet arrangements or for other contractually narrow or limited purposes. As of December 31, 2007, we were not involved in any material unconsolidated SPE transactions.

Please see Note 10, "Commitments and Contingencies," in Notes to Consolidated Financial Statements for additional information on guarantees associated with Teradata's business activities.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Our financial statements are prepared in accordance with GAAP. In connection with the preparation of these financial statements, we are required to make assumptions, estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses and the related disclosure of contingent liabilities. These assumptions, estimates and judgments are based on historical experience and assumptions that are believed to be reasonable at the time. However, because future events and their effects cannot be determined with certainty, the determination of estimates requires the exercise of judgment. Our critical accounting policies are those that require assumptions to be made about matters that are highly uncertain. Different estimates could have a material impact on our financial results. Judgments and uncertainties affecting the application of these policies and estimates may result in materially different amounts being reported under different conditions or circumstances. Our management periodically reviews these estimates and assumptions to ensure that our financial statements are presented fairly and are materially correct.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require significant management judgment in its application. There are also areas in which management's judgment in selecting among available alternatives would not produce a materially different result. The significant accounting policies and estimates that we believe are the most critical to aid in fully understanding and evaluating our reported financial results are discussed in the paragraphs below. Teradata's senior management has reviewed these critical accounting policies and related disclosures with our independent registered public accounting firm and the Audit Committee of Teradata's Board of Directors (see Note 1 of Notes to Consolidated Financial Statements, which contains additional information regarding our accounting policies and other disclosures required by GAAP).

Revenue Recognition

Teradata's solution offerings typically include hardware, software, software subscriptions, maintenance support services and other professional consulting services. Teradata records revenue when it is realized, or realizable, and earned. Teradata considers these requirements met when: (a) persuasive evidence of an arrangement exists; (b) the products or services have been delivered to the customer; (c) the sales price is fixed or determinable and free of contingencies or significant uncertainties; and (d) collectibility is reasonably assured. Our judgment is required in assessing the probability of collection, which is generally based on evaluation of customer-specific information, historical collection experience and economic market conditions. If market conditions decline, or if the financial condition of our customers deteriorates, we may be unable to determine that collectibility is probable, and we could be required to defer the recognition of revenue until we receive customer payments. Teradata reports revenue net of any taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. Teradata delivers its solutions primarily through direct sales channels, as well as through alliances with system integrators, other independent software vendors and distributors, and value-added resellers.

Substantially all of Teradata's solutions contain software that is more than incidental to the hardware and services. The typical solution requires no significant production, modification or customization of the software or hardware, and the software is not essential to the functionality of the hardware. Revenue related to software and software-related elements is recognized under Statement of Position 97-2, *Software Revenue Recognition*. Revenue for hardware and related installation services is recognized under Staff Accounting Bulletin No. 104 ("SAB 104"), *Revenue Recognition*. For software and software-related elements, Teradata allocates revenue to each element based upon its fair value as determined by vendor-specific objective evidence ("VSOE"). VSOE of fair value is based upon the normal pricing and discounting practices for those products and services when sold separately. These elements often involve delivery or performance at different periods of time. Revenue for software is generally recognized upon delivery with the hardware. Revenue for software subscriptions, which provide for unspecified upgrades or enhancements on a when-and-if-available basis, is recognized straight-line over the term of the subscription arrangement. Revenue for maintenance support services is also recognized on a straight-line basis over the term of the service contract. Revenue for other professional consulting services is recognized as services are provided. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, no revenue is recognized until the customer acceptance is obtained. Delivery and acceptance generally occur in the same reporting period.

For arrangements involving multiple deliverables, where the deliverables include software and non-software products and services, Teradata applies the provisions of Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, to separate the deliverables and allocate the total arrangement consideration. Accordingly, Teradata evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis; (b) whether there is objective and reliable evidence of the fair value of the undelivered items; and (c) if the contract includes a general right of return relative to the delivered item, and delivery or performance of the undelivered items is considered probable and substantially in the control of Teradata. If objective and reliable evidence of fair value exists for all units of accounting in the arrangement, revenue is allocated to each unit of accounting based on relative fair values. Each unit of accounting is then accounted for under the applicable revenue recognition guidance. In situations where there is objective and reliable evidence of fair value for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangement's consideration. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Revenue recognition for complex contractual arrangements requires a greater degree of judgment, including a review of specific contracts, past experience, creditworthiness of customers, international laws and other factors. We must also apply judgment in determining all elements of the arrangement, and in determining the fair value of each element, considering the price charged for each product, and applicable renewal rates for services. Changes in judgments about these factors could impact the timing and amount of revenue recognized between periods.

Capitalized Software

We account for research and development costs in accordance with applicable accounting pronouncements, including Statement of Financial Accounting Standards No. 2 ("SFAS 2"), *Accounting for Research and Development Costs*, and Statement of Financial Accounting Standards No. 86 ("SFAS 86"), *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* SFAS 86 specifies that costs incurred internally in researching and developing a computer software product should be charged to expense until technological feasibility has been established for the product. Technological feasibility is established when all planning, designing, coding and testing activities that are necessary to establish the product can be produced to meet its detailed design specifications. In the absence of a detailed program design, a working model is used to establish technological feasibility. Once technological feasibility is established, all software costs are capitalized until the product is available for general release to customers. Judgment is required in determining when technological feasibility of a product is established. The timing of when various research and development projects become technologically feasible or ready for release can cause fluctuation in the amount of research and development costs that are expensed or capitalized in any given period, thus impacting our reported profitability for that period.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No. 109 ("SFAS 109"), *Accounting for Income Taxes*, which recognizes deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax basis of assets and liabilities. The deferred tax assets and liabilities are determined based on the enacted tax rates expected to apply in the periods in which the deferred tax assets or liabilities are expected to be settled or realized. Teradata's operating results were included in NCR's U.S. and state income tax returns prior to the Separation. The provision for income tax in Teradata's consolidated financial statements prior to the Separation was determined on a separate-return basis. Significant judgment is required in determining our worldwide income tax provision. In the ordinary course of a global business, there are many transactions and calculations where the ultimate tax outcome is uncertain. Some of these uncertainties arise as a consequence of revenue sharing and cost reimbursement arrangements among related entities, the process of identifying items of revenue and expense that qualify for preferential tax treatment, and segregation of foreign and domestic income and expense to avoid double taxation. Although we believe that our estimates are reasonable, the final tax outcome of these matters could be different from that which is reflected in our historical income tax provisions and accruals. Such difference could have a material effect on our income tax provision, net income and accruals in the period in which such determination is made.

Our effective tax rate may include the impact of certain undistributed foreign earnings for which no U.S. taxes have been provided because such earnings may be planned to be indefinitely reinvested outside of the United States. Repatriation of foreign earnings to the U.S. will be based on a plan of projected cash flow, working capital and investment needs of foreign and domestic operations. Based on these assumptions, we will estimate the amount that will be distributed to the U.S. and will provide U.S. federal taxes on these amounts. Material changes in our estimates could impact our effective tax rate.

We adopted Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing thresholds and attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. Under FIN 48, we may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. The adoption of FIN 48 did not impact our results of operations or net assets. In accordance with the Tax Sharing Agreement between NCR and Teradata, NCR is responsible for all taxes reported on any separate or joint return of NCR, which may also include Teradata for periods prior to the Separation. As of December 31, 2007, the Company has no unrecognized tax benefits.

We regularly review our deferred tax assets for recoverability and establish a valuation allowance if it is more likely than not that some portion or all of a deferred tax asset will not be realized. The determination as to whether a deferred tax asset will be realized is made on a jurisdictional basis and is based on the evaluation of positive and negative evidence. This evidence includes historical taxable income, projected future taxable income, the expected timing of the reversal of existing temporary differences and the implementation of tax planning strategies. Projected future taxable income is based on expected results and assumptions as to the jurisdiction in which the income will be earned. The expected timing of the reversals of existing temporary differences is based on current tax law and our tax methods of accounting. We periodically evaluate estimates and judgments related to uncertain tax positions, including transfer pricing-related risks and, when necessary, establish contingency reserves to account for uncertain tax positions. As more information is obtained via the settlement of tax audits and through other pertinent information, these projections and estimates are reassessed and may be adjusted accordingly.

If we are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, or if the tax laws change unfavorably, then we could be required to increase our valuation allowance against our deferred tax assets, resulting in an increase in our effective tax rate. The impact to our effective tax rate would be an increase of one percentage point for each increase of $3 million to the valuation allowance as of December 31, 2007.

We had valuation allowances of $5 million as of December 31, 2007, related to certain deferred income tax assets, in jurisdictions where there is uncertainty as to ultimate realization of a benefit from those tax assets.

Stock-based Compensation

We account for employee stock-based compensation costs in accordance with SFAS 123R, which requires us to measure compensation cost for stock awards at fair value and recognize compensation expense over the service period for which awards are expected to vest. We utilize the Black-Scholes option pricing model to estimate the fair value of stock-based compensation at the date of grant, which requires the input of highly subjective assumptions, including expected volatility and expected holding period. Further, as required under SFAS 123R, we estimate forfeitures for options granted, which are not expected to vest. The estimation of stock awards that will ultimately vest requires judgment, and to the extent that actual results or updated estimates differ from our current estimates, such amounts will be recorded as a cumulative adjustment in the period in which estimates are revised. We consider many factors when estimating expected forfeitures, including types of awards and historical experience. Actual results and future changes in estimates may differ substantially from our current estimates.

In addition, we have performance-based awards that vest only if specific performance conditions are satisfied, typically at the end of an award's three-year performance period. The number of shares that will be earned can vary based on actual performance. No shares will vest if the threshold objectives are not met. In the event the objectives are exceeded, additional shares will vest, up to a maximum payout of 150%. The cost of these awards is expensed over the performance period based upon management's estimate and analysis of future earnings as compared to the performance criteria. Because the actual number of shares to be awarded is not known until the end of the performance period, the actual compensation expense related to these awards could differ from our current expectations.

Pension and Postemployment Benefits

We account for defined benefit pension plans in accordance with Statement of Financial Accounting Standards No. 87 ("SFAS 87"), *Employers' Accounting for Pensions,* which requires that amounts recognized in financial statements be determined on an actuarial basis. Our postemployment plans are accounted for in accordance with Statement of Financial Accounting Standards No. 112 ("SFAS 112"), *Employers' Accounting for Postemployment Benefits.* Beginning December 31, 2006, we also apply Statement of Financial Accounting Standards No. 158 ("SFAS 158"), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* which amends each of these two standards, primarily relative to balance sheet presentation and disclosure requirements. Prior to the Separation, we accounted for pension and postemployment benefit costs under the multiemployer plan approach.

We have pension and postemployment benefit costs and credits, which are developed from actuarial valuations. Actuarial assumptions attempt to anticipate future events and are used in calculating the expense and liability relating to these plans. These factors include assumptions we make about interest rates, expected investment return on plan assets, total and involuntary turnover rates, and rates of future compensation increases. In addition, our actuarial consultants also use subjective factors such as withdrawal rates and mortality rates to develop our valuations. We generally review and update these assumptions on an annual basis at the beginning of each fiscal year. We are required to consider current market conditions, including changes in interest rates, in making these assumptions. The actuarial assumptions that we use may differ materially from actual results due to changing market and economic conditions, higher or lower withdrawal rates, or longer or shorter life spans of participants. These differences may result in a significant impact to the measurement of our pension and postemployment benefit obligations, and to the amount of pension and postemployment benefits expense we have recorded or may record. For example, as of December 31, 2007, a one-half percent increase/decrease in the discount rate would change the accumulated benefit obligation of our pension plans by $4 million, and a one percent increase/decrease in our involuntary turnover assumption would change our postemployment benefit obligation by $18 million.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

A discussion of recently issued accounting pronouncements is described in Note 1 of Notes to Consolidated Financial Statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company employs a foreign currency hedging strategy to limit potential losses in earnings or cash flows from adverse foreign currency exchange rate movements. Foreign currency exposures arise from transactions denominated in a currency other than the Company's functional currency and from foreign denominated revenue and profit translated into U.S. dollars. The primary currencies to which the Company is exposed include the Euro, the British Pound, the Japanese Yen, the Canadian dollar, the Australian dollar, and other Asian and South American currencies. Exposures are hedged with foreign currency forward contracts with maturity dates of twelve months or less. The potential loss in fair value at December 31, 2007, for such contracts resulting from a hypothetical 10% adverse change in all foreign currency exchange rates is approximately $5 million. This loss would be mitigated by corresponding gains on the underlying exposures.

REPORT OF MANAGEMENT

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

We are responsible for the preparation, integrity and objectivity of our consolidated financial statements and other financial information presented in our annual report. The accompanying consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America and include certain amounts based on currently available information and our judgment of current conditions and circumstances. Due to the Company's recent separation from NCR, the Company was not required by Section 404 of the Sarbanes-Oxley Act of 2002 and related rules and regulations of the U.S. Securities and Exchange Commission to perform an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007. While we were not required to conduct such an evaluation, as of December 31, 2007, we identified a material weakness in our internal control over financial reporting relating to the accounting for revenue transactions involving resellers for which fees were not fixed or determinable. This control deficiency resulted in a revision to the consolidated financial statements for the year ended December 31, 2006, and an adjustment to the consolidated financial statements for the year ended December 31, 2007.

PricewaterhouseCoopers LLP, our independent registered public accounting firm, is engaged to perform audits of our consolidated financial statements. These audits are performed in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our independent registered public accounting firm was given unrestricted access to all financial records and related data, including minutes of all meetings of shareholders, the Board of Directors and committees of the Board.

The Audit Committee of the Board of Directors, consisting entirely of independent directors who are not employees of Teradata, monitors our accounting, reporting and internal control structure. Our independent registered public accounting firm, internal auditors and management have complete and free access to the Audit Committee, which periodically meets directly with each group to ensure that their respective duties are being properly discharged.

Michael F Koehler

Michael F. Koehler
President and
Chief Executive Officer

Stephen M. Scheppmann
Executive Vice President and
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF TERADATA CORPORATION:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of cash flows, and of changes in stockholder's equity present fairly, in all material respects, the financial position of Teradata Corporation and its subsidiaries at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 1 of Notes to Consolidated Financial Statements, the Company changed the manner in which it accounts for share-based compensation in 2006.

PricewaterhouseCoopers LLP

Cincinnati, Ohio
March 3, 2008

CONSOLIDATED STATEMENTS OF INCOME

For the year ended December 31	2007	2006	2005
In millions, except per share amounts			
Revenue			
Product revenue	$ 884	$ 807	$ 786
Service revenue	818	740	681
Total revenue	1,702	1,547	1,467
Operating expenses			
Cost of products	312	289	286
Cost of services	474	429	386
Selling, general and administrative expenses	470	410	391
Research and development expenses	126	117	120
Total operating expenses	1,382	1,245	1,183
Income from operations	320	302	284
Interest (income)	(2)	–	–
Income before income taxes	322	302	284
Income tax expense	122	110	78
Net income	$ 200	$ 192	$ 206
Net income per common share			
Basic	$ 1.11	$ 1.06	$ 1.14
Diluted	$ 1.10	$ 1.06	$ 1.14
Weighted average common shares outstanding			
Basic	180.8	180.7	180.7
Diluted	181.3	180.7	180.7

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

At December 31	2007	2006
In millions, except per share amounts		
Assets		
Current Assets		
Cash and cash equivalents	$ 270	$ –
Accounts receivable, net	507	379
Inventories, net	51	39
Other current assets	45	84
Total current assets	873	502
Property, plant and equipment, net	94	64
Capitalized software, net	61	59
Goodwill	90	90
Deferred income taxes	140	265
Other assets	36	23
Total assets	$ 1,294	$ 1,003
Liabilities and stockholders' equity		
Current liabilities		
Accounts payable	$ 120	$ 67
Payroll and benefits liabilities	88	78
Deferred revenue	246	194
Other current liabilities	118	54
Total current liabilities	572	393
Pension and other postemployment plan liabilities	88	–
Other liabilities	3	19
Total liabilities	663	412
Commitments and contingencies (Note 10)		
Stockholders' equity		
Preferred stock: par value $0.01 per share, 100.0 shares authorized, no shares issued and outstanding at December 31, 2007 and 2006, respectively	–	–
Common stock: par value $0.01 per share, 500.0 shares authorized, 181.0 shares issued and outstanding at December 31, 2007; no shares issued and outstanding at December 31, 2006	2	–
Paid-in capital	555	–
Retained earnings	79	–
Parent company investment	–	573
Accumulated other comprehensive (loss) income	(5)	18
Total stockholders' equity	631	591
Total liabilities and stockholders' equity	$ 1,294	$ 1,003

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the year ended December 31 *In millions*	2007	2006	2005
Operating activities			
Net income	$ 200	$ 192	$ 206
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	68	55	55
Stock-based compensation expense	17	9	1
Deferred income taxes	80	(14)	(18)
Non-cash income tax adjustment	–	–	(33)
Changes in assets and liabilities:			
Receivables	(128)	(29)	(16)
Inventories	(12)	(10)	(5)
Current payables and accrued expenses	71	1	(2)
Deferred revenue	52	15	10
Employee severance and pension	2	–	–
Other assets and liabilities	37	–	(6)
Net cash provided by operating activities	387	219	192
Investing activities			
Expenditures for property, plant and equipment	(50)	(20)	(18)
Additions to capitalized software	(50)	(48)	(37)
Other investing activities, net	(4)	(21)	(8)
Net cash used in investing activities	(104)	(89)	(63)
Financing activities			
Cash contributions from parent	200	–	–
Transfer to parent, net	(216)	(130)	(129)
Excess tax benefit from stock-based compensation	1	–	–
Other financing activities, net	1	–	–
Net cash used in financing activities	(14)	(130)	(129)
Effect of exchange rate changes on cash and cash equivalents	1	–	–
Increase in cash and cash equivalents	270	–	–
Cash and cash equivalents at beginning of year	–	–	–
Cash and cash equivalents at end of year	$ 270	$ –	$ –
Supplemental data			
Cash paid during the year for:			
Income taxes	$ 1	$ –	$ –
Interest	$ –	$ –	$ –

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock		Paid-in	Retained	Accumulated Other Comprehensive	Parent Company		Comprehensive Income for the
In millions	Shares	Amount	Capital	Earnings	Income (Loss)	Investment	Total	Year Ended
December 31, 2004	–	$ –	$ –	$ –	$ 20	$ 424	$ 444	
Employee stock compensation allocated from NCR						1	1	
Net income						206	206	$ 206
Currency translation adjustments					(5)		(5)	(5)
Net transfers to parent						(129)	(129)	
December 31, 2005	–	–	–	–	15	502	517	$ 201
Employee stock compensation allocated from NCR						9	9	
Net income						192	192	$ 192
Currency translation adjustments					3		3	3
Net transfers to parent						(130)	(130)	
December 31, 2006	–	–	–	–	18	573	591	$ 195
Employee stock compensation allocated from NCR						11	11	
Net income				79		121	200	$ 200
Net transfers to parent						(259)	(259)	
Contribution of net assets to Teradata Corporation and issuance of shares to parent (Note 1)	181	2	548		(30)	(446)	74	
Employee stock compensation plans			6				6	
Income tax benefit from stock compensation plans			1				1	
Currency translation adjustments					7		7	7
December 31, 2007	181	$ 2	$ 555	$ 79	$ (5)	$ –	$ 631	$ 207

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 Description of Business, Separation, Basis of Presentation and Significant Accounting Policies

Description of the Business. Teradata Corporation ("Teradata" or "the Company") provides Enterprise Data Warehousing solutions for customers worldwide that combine software (including the Teradata database and tools, data mining and analytical applications), hardware, and related consulting and support services.

The Separation. On August 27, 2007, the Board of Directors of NCR Corporation ("NCR"), the Company's former parent, approved the separation of NCR into two independent, publicly traded companies through the distribution of 100% of its Teradata data warehousing business to shareholders of NCR ("Separation").

To effect the Separation, Teradata Corporation, a Delaware corporation, was formed on March 27, 2007, as a wholly-owned subsidiary of NCR. Immediately prior to the Separation, the assets and liabilities of the Teradata data warehousing business of NCR were transferred to Teradata Corporation in return for 180.7 million shares of Teradata Corporation common shares. NCR accomplished the Separation through a distribution of one share of Teradata Corporation common stock for each share of NCR common stock on September 30, 2007, to NCR shareholders of record as of September 14, 2007.

Significant Non-Cash Financing and Investing Activities. In connection with the Separation, the Company executed the following transactions, which involved no cash:

- NCR distributed 180.7 million shares of Teradata common stock to holders of NCR common stock.
- NCR's historical net investment in Teradata, $446 million immediately prior to the Separation, was reclassified to additional paid-in capital.
- NCR transferred to the Company certain postemployment liabilities and international pension assets and liabilities totaling $91 million, of which $30 million, net of tax, was recorded in accumulated other comprehensive income (loss).
- Reduced deferred tax assets by $82 million for net operating losses and other tax attributes retained by NCR, and increased net deferred tax assets and liabilities by $20 million for changes in tax bases of certain assets and liabilities resulting from the Separation, including the assumed pension and postemployment net obligations.
- Reduced income tax accruals by $19 million as such liabilities were retained by NCR in accordance with the Tax Sharing Agreement between NCR and the Company.

The assets and liabilities transferred to the Company from NCR at September 30, 2007, also included $196 million in cash and a $4 million receivable, which was collected from NCR in October 2007.

Basis of Presentation. The financial statements for periods ending on or after the Separation are presented on a consolidated basis and include the accounts of the Company and its majority-owned subsidiaries. The financial statements for the periods presented prior to the Separation include the assets, liabilities, operating results and cash flows of the Teradata data warehousing business of NCR Corporation. The assets and liabilities presented have been reflected on a historical basis, as prior to the Separation such assets and liabilities were 100% owned by NCR. Changes in parent company equity represents NCR's net investment in Teradata, prior to the Separation, after giving effect to the net income of Teradata and net cash transfers to and from NCR.

The historical financial statements include allocations of certain NCR corporate expenses, including treasury, accounting, tax, legal, internal audit, human resources, severance, pension, public and investor relations, general management, real estate, shared information technology systems, procurement and other statutory functions such as board of directors and other centrally managed employee benefit arrangements that benefit the Teradata business. These costs include the cost of salaries, benefits (including stock-based compensation) and other related costs. The Company was allocated $96 million in 2007 (prior to the Separation), $122 million in 2006 and $139 million in 2005 of general corporate overhead expenses incurred by NCR.

Management believes that the assumptions and methodologies underlying the allocation of general corporate overhead expenses from NCR are reasonable. However, such expenses may not be indicative of the actual level of expense that would have been incurred by the Company if it had operated as an independent, publicly traded company or of the costs expected to be incurred in the future. As such, the financial information herein may not necessarily reflect the financial position, results of operations and cash flows of the Company in the future or what it would have been had the Company been an independent, publicly traded company during the periods presented. Refer to Note 5 for further information regarding allocated expenses.

Use of Estimates. The preparation of financial statements in conformity with U.S. generally accepted accounting priciples ("GAAP") requires management to make estimates and judgments that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the period reported. Actual results could differ from those estimates.

Revenue Recognition. Teradata's solution offerings typically include hardware, software, software subscriptions, maintenance support services and other professional consulting services. Teradata records revenue when it is realized, or realizable, and earned. Teradata considers these requirements met when: (a) persuasive evidence of an arrangement exists; (b) the products or services have been delivered to the customer; (c) the sales price is fixed or determinable and free of contingencies or significant uncertainties; and (d) collectibility is reasonably assured. Teradata reports revenue net of any taxes assessed by governmental authorities that are imposed on and concurrent with specific revenue-producing transactions. Teradata delivers its solutions primarily through direct sales channels, as well as through alliances with system integrators, other independent software vendors and distributors, and value-added resellers.

Substantially all of Teradata's solutions contain software that is more than incidental to the hardware and services. The typical solution requires no significant production, modification or customization of the software or hardware, and the software is not essential to the functionality of the hardware. Revenue related to software and software-related elements is recognized under Statement of Position 97-2, *Software Revenue Recognition*. Revenue for hardware and related installation services is recognized under Staff Accounting Bulletin No. 104 ("SAB 104"), *Revenue Recognition*. For software and software-related elements, Teradata allocates revenue to each element based upon its fair value as determined by vendor-specific objective evidence ("VSOE"). VSOE of fair value is based upon the normal pricing and discounting practices for those products and services when sold separately. These elements often involve delivery or performance at different periods of time. Revenue for software is generally recognized upon delivery with the hardware. Revenue for software subscriptions, which provide for unspecified upgrades or enhancements on a when-and-if-available basis, is recognized straight-line over the term of the subscription arrangement. Revenue for maintenance support services is also recognized on a straight-line basis over the term of the service contract. Revenue for other professional consulting services is recognized as services are provided. In certain instances, customer acceptance is required prior to the passage of title and risk of loss of the delivered products. In such cases, no revenue is recognized until the customer acceptance is obtained. Delivery and acceptance generally occur in the same reporting period.

For arrangements involving multiple deliverables, where the deliverables include software and non-software products and services, Teradata applies the provisions of Emerging Issues Task Force Issue No. 00-21, *Revenue Arrangements with Multiple Deliverables*, to separate the deliverables and allocate the total arrangement consideration. Accordingly, Teradata evaluates each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis; (b) whether there is objective and reliable evidence of the fair value of the undelivered items; and (c) if the contract includes a general right of return relative to the delivered item, and delivery or performance of the undelivered items is considered probable and substantially in the control of Teradata. If objective and reliable evidence of fair value exists for all units of accounting in the arrangement, revenue is allocated to each unit of accounting based on relative fair values. Each unit of accounting is then accounted for under the applicable revenue recognition guidance. In situations where there is objective and reliable evidence of fair value for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangement's consideration. Under the residual method, the fair value of the undelivered elements is deferred, and the remaining portion of the arrangement fee is allocated to the delivered elements and is recognized as revenue.

Shipping and Handling. Costs related to shipping and handling are primarily included in cost of products in the Consolidated Statements of Income.

Cash and Cash Equivalents. All short-term, highly-liquid investments having original maturities of three months or less are considered to be cash equivalents.

Allowance for Doubtful Accounts. Teradata establishes provisions for doubtful accounts using both percentages of accounts receivable balances to reflect historical average credit losses and specific provisions for known issues.

Inventories. Inventories are stated at the lower of cost or market, using the average cost method. Excess and obsolete reserves are established based on forecasted usage, orders, technological obsolescence and inventory aging.

Long-Lived Assets

Property, Plant and Equipment. Property, plant and equipment, leasehold improvements and rental equipment are stated at cost less accumulated depreciation. Depreciation is computed over the estimated useful lives of the related assets primarily on a straight-line basis. Machinery and other equipment are depreciated over 3 to 20 years and buildings over 25 to 45 years. Leasehold improvements are depreciated over the life of the lease or the asset, whichever is shorter.

Capitalized Software. Direct development costs associated with internal-use software are capitalized and amortized over the estimated useful lives of the resulting software. The costs are capitalized when both the preliminary project stage is completed and it is probable that computer software being developed will be completed and placed in service. Teradata typically amortizes capitalized internal-use software on a straight-line basis over four years beginning when the asset is substantially ready for use.

Costs incurred for the development of software that will be sold, leased or otherwise marketed are capitalized when technological feasibility has been established under Statement of Financial Accounting Standards No. 86 ("SFAS 86"), *Accounting for the Costs of Computer Software to be Sold, Leased, or Otherwise Marketed.* Technological feasibility is established when all planning, designing, coding and testing activities that are necessary to establish the product can be produced to meet its detailed design specifications. In the absence of a detailed program design, a working model is used to establish technological feasibility. These costs are included within capitalized software and are amortized over the estimated useful lives of the resulting software. The Company typically amortizes capitalized software on a sum-of-the-years'-digits basis over three years beginning when the product is available for general release, which materially approximates the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product. Costs capitalized include direct labor and related overhead costs. Costs incurred prior to technological feasibility and after general release are expensed as incurred. The following table identifies the activity relating to capitalized software:

	Internal-Use Software			External-Use Software		
In millions	2007	2006	2005	2007	2006	2005
Beginning balance at January 1	$ 8	$ 6	$ 6	$ 51	$ 45	$ 46
Capitalized	8	5	3	37	40	34
Amortization	(4)	(3)	(3)	(39)	(34)	(35)
Ending balance at December 31	$ 12	$ 8	$ 6	$ 49	$ 51	$ 45

Goodwill and Other Intangible Assets. Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather are tested for impairment at least annually. Intangible assets that are not considered to have an indefinite useful life are amortized over their useful lives, which range from 5 to 10 years. The carrying amount of these assets is reviewed whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of these assets is measured by comparison of the carrying amount of the asset to the future undiscounted cash flows the asset is expected to generate. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. The Company did not recognize any goodwill or intangible asset impairment charges in 2007, 2006 or 2005.

Valuation of Long-Lived Assets. Long-lived assets such as property, plant and equipment and capitalized software are reviewed for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss would be recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than the carrying amount.

Warranty. Provisions for product warranties are recorded in the period in which the related revenue is recognized. The Company accrues warranty reserves using percentages of revenue to reflect the Company's historical average warranty claims.

Research and Development Costs. Research and development costs are expensed as incurred, in accordance with Statement of Financial Accounting Standards No. 2 ("SFAS 2"), *Accounting for Research and Development Costs.* Research and development costs primarily include payroll and headcount-related costs, contractor fees, facilities costs, infrastructure costs, and administrative expenses directly related to research and development support.

Pension, Postretirement and Postemployment Benefits. Prior to the Separation, Teradata employees were eligible to participate in pension, postretirement and postemployment benefit plans sponsored by NCR in many of the countries where the Company does business. Prior to the Separation, the Company accounted for its pension and postemployment benefit costs under the multiemployer plan approach, and recognized the pension and postemployment costs allocated to it by NCR. The pension and postemployment benefits costs were allocated to Teradata based on the projected benefit obligation associated with Teradata-specific employees and other NCR employees who provided support services to Teradata. In conjunction with the Separation, certain of NCR's pension and postemployment benefit obligations and plan assets relating to the Teradata business were assumed by/transferred to the Company.

The Company accounts for its pension and postemployment benefit obligations using actuarial models. The measurement of plan obligations was made as of December 31, 2007. Liabilities are computed using the projected unit credit method. The objective under this method is to expense each participant's benefits under the plan as they accrue, taking into consideration salary increases and the plan's benefit allocation formula. Thus, the total pension or postemployment benefit to which each participant is expected to become entitled is broken down into units, each associated with a year of past or future credited service.

In accordance with Statement of Financial Accounting Standards No. 158 ("SFAS 158"), *Employers Accounting for Defined Benefit Pension and Other Postretirement Plans*, the Company recognizes the funded status of its pension and postemployment plan obligations in its consolidated balance sheets and records in other comprehensive income (loss) certain gains and losses that arise during the period, but are deferred under pension accounting rules.

Foreign Currency. Assets and liabilities of non-U.S. subsidiaries that operate in a local currency environment are translated into U.S. dollars at period-end exchange rates. Income and expense accounts are translated at average exchange rates prevailing during the period. Adjustments arising from the translation are included in accumulated other comprehensive income (loss), a separate component of stockholders' equity. Gains and losses resulting from foreign currency transactions are included in determining net income.

Income Taxes. For the periods prior to the Separation, Teradata's operating results were included in NCR's consolidated U.S. and state income tax returns and in tax returns of certain NCR foreign subsidiaries. The provision for income taxes in these financial statements was determined on a separate-return basis. Deferred tax assets and liabilities were recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts.

For the periods after the Separation, income tax expense is provided based on income before income taxes. Deferred income taxes reflect the impact of temporary differences between assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes. These deferred taxes are determined based on the enacted tax rates expected to apply in the periods in which the deferred assets or liabilities are expected to be settled or realized. The Company records valuation allowances related to its deferred income taxes when it is more likely than not that some portion or all of the deferred income tax assets will not be realized.

Stock Compensation. For the periods prior to the Separation, share-based compensation represented the costs related to NCR share-based awards granted to employees of Teradata recognized under the provisions of Statements of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123R"), *Share-Based Payment*. NCR selected the modified prospective transition method of implementing SFAS 123R and began recognizing compensation expense for share-based awards granted on or after January 1, 2006, plus any unvested awards granted prior to January 1, 2006. Under the transition method, prior periods were not restated. Prior to the adoption of SFAS 123R on January 1, 2006, NCR accounted for the costs of its stock-based employee compensation plans under Accounting Principles Board Opinion No. 25 ("APB 25"), *Accounting for Stock Issued to Employees*, and related interpretations. Under APB 25, compensation cost was not recognized for all options granted because the exercise price was at least equal to the market value of the underlying common stock on the date of grant.

SFAS 123R requires that all share-based payments to employees, including grants of stock options, be recognized in the financial statements based on their fair value. The fair value of each stock option award on the grant date is estimated using the Black-Scholes option-pricing model with the following assumptions: expected dividend yield, expected stock price volatility, weighted-average risk-free interest rate and weighted average expected life of the options. In connection with the Separation, NCR share-based awards held by Teradata employees were converted to equivalent share-based awards of Teradata Corporation based on the ratio of the Company's fair market value to NCR and Teradata's combined fair market value at the time of the Separation. The conversion was accounted for as a modification under the provisions of SFAS 123R, and resulted in no increase in the fair value of the awards. For the periods following the Separation, share-based compensation represented the costs related to Teradata share-based awards.

Under SFAS 123R, the Company's expected volatility assumption used in the Black-Scholes option-pricing model was based on peer group volatility. The expected life assumption is based on the simplified method in accordance with the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin No. 107 ("SAB 107"). The simplified method is based on the vesting period and contractual term for each vesting tranche of awards. The mid-point between the vesting date and the expiration date is used as the expected term under this method. The risk-free interest rate used in the Black-Scholes model is based on the implied yield curve available on U.S. Treasury zero-coupon issues at the date of grant with a remaining term equal to the Company's expected term assumption. The Company has never declared or paid a cash dividend and has no current plans to pay cash dividends.

Earnings Per Share. Basic earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding during the reported period. The calculation of diluted earnings per share is similar to basic earnings per share, except that the weighted-average number of shares outstanding includes the dilution from potential shares added from stock options, restricted stock awards and other stock awards. For periods prior to the Separation, basic and diluted earnings per share were the same, as no potentially dilutive securities (stock options, restricted shares, etc.) of the Company were outstanding. Refer to Note 7 of Notes to Consolidated Financial Statements for share information on the Company's stock compensation plans.

The components of basic and diluted earnings per share are as follows:

For the year ended December 31 *In millions, except earnings per share*	2007	2006	2005
Net income available for common stockholders	$ 200	$ 192	$ 206
Weighted average outstanding shares of common stock	180.8	180.7	180.7
Dilutive effect of employee stock options and restricted stock	0.5	–	–
Common stock and common stock equivalents	181.3	180.7	180.7
Earnings per share:			
Basic	$ 1.11	$ 1.06	$ 1.14
Diluted	$ 1.10	$ 1.06	$ 1.14

Reclassifications. Certain prior-year amounts have been reclassified to conform to the 2007 presentation.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

FASB Interpretation No. 48. In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109.* FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing thresholds and attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. The Company adopted the provisions of FIN 48 on January 1, 2007. In accordance with the NCR Tax Sharing Agreement, liabilities related to all uncertain tax positions that arose prior to the Separation were retained by NCR. As of December 31, 2007, the Company has no unrecognized tax benefits.

Statement of Financial Accounting Standards No. 157. In September 2006, the FASB issued SFAS No. 157 ("SFAS 157"), *Fair Value Measurements.* This statement defines fair value, establishes a framework for measuring fair value in GAAP and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. While the Company is currently evaluating the impact of adopting SFAS 157, we do not expect that it will have a material effect on our financial condition and results of operations.

Statement of Financial Accounting Standards No. 159. In February 2007, the FASB issued SFAS No. 159 ("SFAS 159"), *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115.* This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The fair value option may be elected on an instrument-by-instrument basis, with few exceptions. SFAS 159 also establishes presentation and disclosure requirements to facilitate comparisons between companies that choose different measurement attributes for similar assets and liabilities. SFAS 159 is effective for fiscal years beginning after November 15, 2007. While the Company is currently evaluating the impact of adopting SFAS 159, we do not expect that it will have a material effect on our financial condition and results of operations.

Statement of Financial Accounting Standards No. 141 (revised 2007). In December 2007, the FASB issued SFAS No. 141(R) ("SFAS 141R"), *Business Combinations.* This statement changes the accounting for acquisition transaction costs by requiring them to be expensed in the period incurred, and also changes the accounting for contingent consideration, acquired contingencies and restructuring costs related to an acquisition. SFAS 141R is effective for fiscal years beginning on or after December 15, 2008. While the Company is currently evaluating the impact of adopting SFAS 141R, we do not expect that it will have a material impact on our financial condition and results of operations.

Statement of Financial Accounting Standards No. 160. In December 2007, the FASB issued SFAS No. 160 ("SFAS 160"), *Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51.* This statement will change the accounting and reporting for minority interests, which will be recharacterized as noncontrolling interests and classified as a component of equity. SFAS 160 is effective for fiscal years beginning on or after December 15, 2008. While the Company is currently evaluating the impact of adopting SFAS 160, we do not expect that it will have a material effect on our financial condition and results of operations.

NOTE 2 Revision of Prior Period Financial Statements

During the fourth quarter of 2007, the Company identified an error related to a sales transaction that was originally recognized in the fourth quarter of 2006. Upon subsequent review, management determined that the transaction, which was made through a reseller, did not meet the conditions for revenue recognition until the first quarter of 2007 when the products were delivered and accepted by the end-user customer. The impact of this error was an overstatement of revenue and net income in the three- and twelve-month periods ended December 31, 2006, and an understatement of revenue and net income in the three-month period ended March 31, 2007. We assessed the materiality of this error on the three- and twelve-month periods ended December 31, 2006, in accordance with the SEC's Staff Accounting Bulletin No. 99 ("SAB 99") and concluded that the error was not material to either period. However, we did conclude that the error was material to the three months ended March 31, 2007 as it understated the first-quarter results. Therefore, in accordance with the SEC's Staff Accounting Bulletin No. 108 ("SAB 108"), the full-year 2006 financial statements presented herein have been revised to correct for the immaterial error and to allow for the correct recording of this transaction in the 2007 consolidated financial statements. The correction resulted in a $13 million reduction in product revenue, a $3 million reduction in cost of products and a $4 million reduction to income tax expense, resulting in a $6 million reduction to net income ($0.04 per diluted share) in the previously filed, full-year 2006 financial statements. Revenue and expenses in these amounts have subsequently been reflected in the 2007 results. Associated adjustments were also made to decrease accounts receivable by $13 million, increase inventory by $3 million and increase deferred income taxes by $4 million within the December 31, 2006, consolidated balance sheet. The revision had no net impact on Teradata's net cash provided by operating activities for the twelve months ended December 31, 2006.

NOTE 3 Supplemental Financial Information

At December 31	2007	2006
In millions		
Accounts receivable		
Trade	$ 485	$ 381
Other	27	3
Accounts receivable, gross	512	384
Less: allowance for doubtful accounts	5	5
Total accounts receivable, net	$ 507	$ 379
Inventories		
Finished goods, net	$ 29	$ 21
Service parts, net	22	18
Total inventories, net	$ 51	$ 39
Other current assets		
Current deferred tax assets	$ 25	$ 75
Other	20	9
Total other current assets	$ 45	$ 84
Property, plant and equipment		
Land and improvements	$ 8	$ 8
Buildings and improvements	61	50
Machinery and other equipment	181	160
Property, plant and equipment, gross	250	218
Less: accumulated depreciation	156	154
Total property, plant and equipment, net	$ 94	$ 64
Other current liabilities		
Sales value-added tax	$ 36	$ 10
Other	82	44
Total other current liabilities	$ 118	$ 54
Accumulated other comprehensive (loss) income, net of tax		
Currency translation adjustments	$ 25	$ 18
Actuarial losses and prior service costs on employee benefit plans	(30)	–
Total accumulated other comprehensive (loss) income	$ (5)	$ 18

NOTE 4 Goodwill and Other Intangible Assets

The following table identifies the activity relating to goodwill by operating segment:

	Balance December 31, 2006	Additions	Balance December 31, 2007
In millions			
Goodwill			
Americas	$ 56	$ –	$ 56
EMEA	11	(1)	10
APJ	23	1	24
Total goodwill	$ 90	$ –	$ 90

The change in goodwill is primarily due to changes in foreign currency exchange rates. In the fourth quarter of 2007, in accordance with Statement of Financial Accounting Standards No. 142 ("SFAS 142"), *Goodwill and Other Intangible Assets*, the Company performed its annual test of goodwill impairment. No goodwill impairment losses were realized.

The Company's identifiable intangible assets, reported under Other Assets in the balance sheets, were specifically identified when acquired, and are deemed to have finite lives. The gross carrying amount and accumulated amortization for Teradata's identifiable intangible assets were as follows:

	Original Amortization Life (in Years)	December 31, 2007		December 31, 2006	
		Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Depreciation
In millions					
Identifiable intangible assets					
Intellectual property	5–10	21	(6)	15	(2)

The increase in intellectual property since December 31, 2006, was primarily due to the purchase of software related to new industry solutions.

The aggregate amortization expense (actual and estimated) for identifiable intangible assets for the following periods is:

	Actual	For the year ended (estimated)				
	2007	2008	2009	2010	2011	2012
In millions						
Amortization expense	$ 4	$ 4	$ 4	$ 4	$ 2	$ 1

NOTE 5 Transactions with NCR

Teradata's costs and expenses for periods prior to the Separation include allocations from NCR for, among other things, centralized treasury, tax, accounting, legal, internal audit, human resources, severance, pension, public and investor relations, general management, real estate, shared information technology systems, procurement and other statutory functions such as board of directors and centrally managed benefit arrangements. These allocations have been determined on a basis that NCR and Teradata considered to be a reasonable reflection of the utilization of services provided to or the benefits received by Teradata. These allocations were based on methods that include such drivers as revenue, headcount, square footage, transaction processing costs and others considered as a reasonable method in relation to the costs being allocated. Separation costs of $15 million (for periods prior to the Separation) are included in selling, general and administrative expenses for the year ended December 31, 2007. Allocated costs included in the statements of income were as follows (allocated costs in 2007 include only the nine months ended September 30, 2007):

	2007	2006	2005
In millions			
Cost of products and services	$ 27	$ 39	$ 41
Selling, general and administrative expenses	63	69	83
Research and development expenses	6	14	15
Total allocated operating expenses	$ 96	$ 122	$ 139

NCR and the Company entered into an Interim Services and Systems Replication Agreement, which provides for the provision of certain transitional services by the Company and its subsidiaries to NCR and its subsidiaries, and vice versa. The services include the provision of administrative and other services identified by the parties. The Interim Services and Systems Replication Agreement provides for a term of up to 18 months for such services, which may be extended for an additional six months by mutual agreement of the parties. The pricing is based on actual costs incurred by the party rendering the services plus a fixed percentage.

As discussed in the Form 10, NCR and the Company have also entered into certain other agreements, including the Separation and Distribution Agreement, the Tax Sharing Agreement, the Employee Benefits Agreement and several commercial agreements. The commercial agreements include a network support agreement, service and distributor arrangements, intellectual property agreements, and various real estate arrangements.

NOTE 6 Income Taxes

For the years ended December 31, income before income taxes consisted of the following:

In millions	2007	2006	2005
Income before income taxes			
United States	$ 198	$ 214	$ 187
Foreign	124	88	97
Total income before income taxes	$ 322	$ 302	$ 284

For the years ended December 31, income tax expense consisted of the following:

In millions	2007	2006	2005
Income tax expense			
Current			
Federal	$ 30	$ 80	$ 55
State and local	5	14	13
Foreign	7	30	28
Deferred			
Federal	40	(14)	(23)
State and local	6	(2)	(4)
Foreign	34	2	9
Total income tax expense	$ 122	$ 110	$ 78

The following table presents the principal components of the difference between the effective tax rate and the U.S. federal statutory income tax rate for the years ended December 31:

In millions	2007	2006	2005
Income tax expense at the U.S. federal tax rate of 35%	$ 113	$ 105	$ 99
Foreign income tax differential	(22)	2	9
State and local income taxes	9	11	9
U.S. permanent book/tax differences	5	(9)	(1)
Tax audit settlements	–	–	(33)
Rate change	10	–	–
Other, net	7	1	(5)
Total income tax expense	$ 122	$ 110	$ 78

Teradata's tax provisions arising from periods prior to the Separation include a provision for income taxes in certain tax jurisdictions where its operations are profitable, but reflect only a portion of the tax benefits related to certain foreign operations' tax losses due to the uncertainty of the ultimate realization of future benefits from these losses.

The 2007 income tax provision includes a $10 million charge relating to a tax rate change in Germany. The income tax provision also includes a $7 million net expense adjustment to correct prior period errors in the calculation of the income tax provision related to intercompany profit eliminations. As the impact of this error was not material to any prior periods or to the full-year 2007 financial statements, it was recorded in 2007.

The 2005 income tax provision includes $33 million of benefits as a result of NCR's resolution of prior-year tax audits. During 2005, NCR settled the tax audit for years 1997–1999 with the appellate level of the Internal Revenue Service ("IRS") resulting in a tax benefit of $14 million. Also in 2005, NCR settled the tax audit for years 2000–2002 with the examination level of the IRS, resulting in a tax benefit of $19 million. The initial income tax accruals were established based upon the nature of uncertain tax positions in the federal return, and accruals for the related interest were compounded each year. The accruals were established by specifically identifying risk items within the tax return and then assessing the likelihood of the items being challenged or overturned. The tax accruals were necessary due to uncertainty regarding the ultimate sustainability of tax return deductions taken for areas that are prone to tax controversy and are complex areas of tax law. Teradata's benefits from NCR's settlement of the tax audits described above were based on the specific identification of settled tax matters directly attributable to Teradata's income before taxes, plus a reasonable ratable allocation of settled matters that were related to tax matters and filing positions attributable to both Teradata and NCR.

Deferred income tax assets and liabilities included in the balance sheets at December 31 were as follows:

In millions	2007	2006	2005
Deferred income tax assets			
Employee pensions and other benefits	$ 36	$ –	$ –
Other balance sheet reserves and allowances	18	34	20
Tax loss and credit carryforwards	4	90	84
Capitalized research and development	120	212	213
Goodwill	14	–	–
Property, plant and equipment	13	–	–
Other	–	47	44
Total deferred income tax assets	205	383	361
Valuation allowance	(5)	(43)	(35)
Net deferred income tax assets	200	340	326
Deferred income tax liabilities			
Property, plant and equipment	23	–	–
Goodwill	8	–	–
Employee pensions and other benefits	3	–	–
Other	2	–	–
Total deferred income tax liabilities	36	–	–
Total net deferred income tax assets	$ 164	$ 340	$ 326

Teradata recorded valuation allowances related to certain deferred income tax assets due to the uncertainty of the ultimate realization of future benefits from those assets. The valuation allowances relate to certain state deferred income tax assets in tax jurisdictions where there is uncertainty as to their ultimate realization.

Teradata did not provide for U.S. federal income taxes or foreign withholding taxes on approximately $141 million in 2007 of undistributed earnings of its foreign subsidiaries because such earnings are intended to be reinvested indefinitely.

In 2007, the Company identified certain errors in the calculation of deferred tax assets and liabilities that resulted in an overstatement of net deferred tax assets and parent company equity in periods prior to the Separation, which were determined to be immaterial to previously issued financial statements. In 2007, the Company corrected the error by reducing net deferred tax assets and parent company equity by approximately $43 million. This adjustment is included in the "Net transfers to parent" in the Consolidated Statement of Changes in Stockholders' Equity. The adjustment had no effect on previously reported income tax expense, net income or cash.

The Company adopted FASB Interpretation No. 48 ("FIN 48"), *Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109*, on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing thresholds and attributes for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure. Under FIN 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. The adoption of FIN 48 did not impact our results of operations or net assets. In accordance with the Tax Sharing Agreement between NCR and Teradata, NCR is responsible for all taxes reported on any separate or joint return of NCR, which may also include Teradata for periods prior to the Separation. As of December 31, 2007, the Company has no unrecognized tax benefits.

NOTE 7 Employee Stock Compensation Plans

The Company recorded stock-based compensation expense for the years ended December 31 as follows:

In millions	2007	2006	2005
Stock options	$ 6	$ 5	$ –
Restricted stock	11	4	1
Total stock-based compensation (pre-tax)	17	9	1
Tax benefit	(6)	(3)	–
Total stock-based compensation, net of tax	$ 11	$ 6	$ 1

On January 1, 2006, the Company implemented the provisions of Statement of Financial Accounting Standards No. 123 (revised 2004) ("SFAS 123R"), *Share-Based Payment*, and related interpretations. SFAS 123R requires that all share-based payments to employees, including grants of stock options, be recognized in the financial statements based on their fair value. The fair value of the Company's stock-based awards, less estimated forfeitures, is amortized over the awards' vesting periods on a straight-line basis. The Company selected the modified prospective transition method for implementing SFAS 123R and began recognizing compensation expense for stock-based awards granted on or after January 1, 2006, plus any unvested awards granted prior to January 1, 2006. Under this transition method, prior periods have not been restated. For the periods prior to the Separation, share-based compensation represents the costs related to NCR share-based awards granted to employees of Teradata recognized under the provisions of SFAS 123R. In connection with the Separation on September 30, 2007, NCR share-based awards held by Teradata employees were converted to equivalent share-based awards of Teradata Corporation based on the ratio of the Company's fair market value at the time of the Separation. The conversion was accounted for as a modification under the provisions of SFAS 123R, and resulted in no increase in the fair value of the awards. As of December 31, 2007, the Company's primary types of share-based compensation were stock options and restricted stock units.

Stock Options

Prior to the Separation, all stock options granted to NCR employees engaged in Teradata's business were granted under the NCR Stock Incentive Plan ("NCR SIP"). The NCR SIP provided for the grant of several different forms of stock-based compensation, including stock options to purchase shares of NCR common stock. The Compensation and Human Resource Committee of NCR's Board of Directors had discretion to determine the material terms and conditions of option awards under the SIP, provided that (i) the exercise price must be no less than the fair market value of NCR common stock (as defined in the NCR SIP or otherwise determined by the NCR Compensation and Human Resource Committee) on the date of grant, (ii) the term must be no longer than ten years, and (iii) in no event shall the normal vesting schedule provide for vesting in less than one year.

In connection with the Separation on September 30, 2007, NCR share-based awards held by Teradata employees were converted to equivalent share-based awards of Teradata Corporation based on the ratio of the Company's fair market value to NCR and Teradata's combined fair market value at the time of the adjustment. The conversion was accounted for as a modification under the provisions of SFAS 123R, and resulted in no increase in the fair value of the awards.

The Teradata Corporation 2007 Stock Incentive Plan (the "Teradata SIP") was adopted by Teradata's Board of Directors on September 6, 2007, after having been approved by NCR International, Inc., as sole stockholder of Teradata, on August 14, 2007. Stock options granted under the Teradata SIP contain similar terms and conditions as those granted under the NCR SIP, including terms no longer than 10 years, and exercise prices not less than the fair market value of Teradata common stock on the date of grant. Grants generally have a four-year vesting period. A total of 20 million shares are authorized to be issued under the Teradata SIP. New shares of the Company's common stock are issued as a result of stock option exercises.

For the year ended December 31, 2007, the weighted-average fair value of options granted for Teradata and NCR awards was $12.99 and $17.03, respectively. For the year ended December 31, 2006, the weighted-average fair value of NCR options granted was $15.66. The fair value of each option award on the grant date was estimated using the Black-Scholes option-pricing model with the following assumptions:

	Teradata	NCR	
	2007	2007	2006
Dividend yield	–	–	–
Risk-free interest rate	4.30%	4.52%	4.58%
Expected volatility	39.7%	32.5%	34.9%
Expected holding period (years)	6.3	5.0	5.3

Prior to the Separation, expected volatility incorporated a blend of both historical volatility of NCR's stock over a period equal to the expected term of the options and implied volatility from traded options on NCR's stock, as NCR management believed this was more representative of prospective trends. NCR used historical data to estimate option exercise and employee termination within the valuation model. Subsequent to the Separation, expected volatility assumption was based on peer group volatility, and the expected life assumption is based on the simplified method in accordance with the SEC's Staff Accounting Bulletin No. 107 ("SAB 107"). The simplified method is based on the vesting period and contractual term for each vesting tranche of awards. The mid-point between the vesting date and the expiration date is used as the expected term under this method. The risk-free interest rate for periods within the contractual life of the option is based on the five-year U.S. Treasury yield curve in effect at the time of grant.

The Company had previously accounted for stock-based employee compensation using the intrinsic value-based method in accordance with Accounting Principles Board Opinion No. 25 ("APB 25"), which required compensation expense for options to be recognized when the market price of the underlying stock exceeded the exercise price on the date of grant. If the Company had recognized stock option-based compensation expense based on the fair value of stock option grants, net income and net income per diluted share for the year ended December 31, 2005, would have been as follows:

In millions, except per share amounts	2005
Net income	$ 206
Stock-based employee compensation expense included in reported net income (pre-tax)	1
Tax benefit of stock-based employee compensation included in reported net income	–
Subtotal: Add to net income	1
Total stock-based employee compensation expense determined under fair value-based method for awards (pre-tax)	8
Tax benefit of stock-based employee compensation determined under fair value-based method for awards	(2)
Subtotal: Deduct from net income	6
Pro forma net income	$ 201
Basic net income per share:	
As reported	$ 1.14
Pro forma	$ 1.11
Diluted net income per share:	
As reported	$ 1.14
Pro forma	$ 1.11

The pro forma net income and net income per diluted share for 2005 was computed using the fair value of NCR options as calculated using the Black-Scholes option-pricing model. The weighted-average fair value for options granted was $15.56 per share in 2005 and was estimated based on the following weighted-average assumptions:

	2005
Dividend yield	–
Risk-free interest rate	4.00%
Expected volatility	35.5%
Expected holding period (years)	5.5

The following table summarizes the Company's stock option activity for the year ended December 31, 2007 (options in thousands):

Shares in thousands	Shares Under Option	Weighted-Average Exercise Price per Share	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2007	2,390	$ 24.11	5.8	$ 45
Granted	281	$ 38.12		
Exercised	(283)	$ 20.25		
Canceled	(1)	$ 42.02		
Forfeited	(6)	$ 39.07		
Subtotal of NCR awards at September 30, 2007	2,381	$ 27.28		
Conversion of NCR awards to awards in Teradata stock	4,102	$ 14.75		
Transfer from NCR, net[(a)]	1,341	$ 13.72		
Subtotal – post-Separation	5,443	$ 14.50		
Granted	755	$ 27.98		
Exercised	(76)	$ 12.96		
Canceled	(64)	$ 12.04		
Forfeited	(19)	$ 21.28		
Outstanding at December 31, 2007	6,039	$ 16.22	6.0	$ 68
Fully vested and expected to vest at December 31, 2007	5,931	$ 16.08	6.0	$ 68
Exercisable at December 31, 2007	3,910	$ 15.76	4.4	$ 62

[(a)] Represents stock options held by NCR employees who became employees of Teradata at the Separation, and reflects the conversion to Teradata stock awards. Compensation for these employees, including stock-based compensation, was included in the corporate expense allocations (see Note 5) prior to the Separation.

The total intrinsic value of options exercised was $10 million in 2007, $21 million in 2006 and $32 million in 2005. Cash received by the Company from option exercises under all share-based payment arrangements was $1 million in 2007 (following the Separation). The tax benefit realized from these exercises was $3 million in 2007, $6 million in 2006 and $10 million in 2005. As of December 31, 2007, there was $16 million of total unrecognized compensation cost related to unvested stock option grants. That cost is expected to be recognized over a weighted-average period of 2.0 years.

Restricted Stock and Restricted Stock Units

Prior to the Separation, all restricted stock and restricted stock unit awards granted to NCR employees engaged in Teradata's business were granted under the NCR SIP. The NCR SIP provided for the issuance of restricted stock, as well as restricted stock units. For performance-based awards, performance goals were established by NCR's Compensation and Human Resource Committee for each respective performance period. Any grant of restricted stock or restricted stock units was subject to a vesting period of at least three years, except that a one-year term of service may be required if vesting is conditioned upon achievement of performance goals.

In connection with the Separation, NCR restricted stock and restricted stock unit awards held by Teradata employees were converted to equivalent restricted stock and restricted stock unit awards of Teradata Corporation based on the ratio of the Company's fair market value to NCR's and Teradata's combined fair market value at the time of the adjustment. The conversion was accounted for as a modification under the provisions of SFAS 123R, and resulted in no increase in the fair value of the awards.

The Teradata SIP provides for the issuance of restricted stock, as well as restricted stock units. Grants under the Teradata SIP consist of both service-based and performance-based awards. Service-based awards typically vest over a three- to four-year period beginning on the effective date of grant. These grants are not subject to future performance measures. The cost of these awards, determined to be the fair market value at the date of grant, is expensed ratably over the period the restrictions lapse. For substantially all restricted stock grants, at the date of grant, the recipient has all rights of a stockholder, subject to certain restrictions on transferability and a risk of forfeiture. A recipient of restricted stock units does not have the rights of a stockholder but is subject to restrictions on transferability and risk of forfeiture. Performance-based grants are subject to future performance measurements over a one- to three-year period. All performance-based shares will become vested at the end of the performance period provided the employee is continuously employed by the Company and applicable performance measures are met.

The following table reports restricted stock and restricted stock unit activity during the year ended December 31, 2007 (awards/units in thousands):

Shares in thousands	Number of Shares	Weighted-Average Grant Date Fair Value per Share
Unvested shares at January 1, 2007	504	$ 35.15
Granted	128	$ 44.73
Vested and distributed	(20)	$ 40.99
Forfeited	(6)	$ 41.20
Subtotal of NCR awards at September 30, 2007	606	$ 41.98
Conversion of NCR awards to awards in Teradata stock	1,135	$ 22.64
Transfer from NCR, net[a]	58	$ 29.27
Subtotal – post-Separation	1,193	$ 22.96
Granted	547	$ 28.16
Vested and distributed	(273)	$ 19.46
Forfeited	(7)	$ 24.09
Unvested shares at December 31, 2007	1,460	$ 23.91

[a] Represents stock options held by NCR employees who became employees of Teradata at the Separation, and reflects the conversion to Teradata stock awards. Compensation for these employees, including stock-based compensation, was included in the allocations (see Note 5) prior to the Separation.

The total intrinsic value of shares vested and distributed was $2 million in 2007, $3 million in 2006 and $1 million in 2005. As of December 31, 2007, there was $25 million of unrecognized compensation cost related to unvested restricted stock grants. The unrecognized compensation cost is expected to be recognized over a remaining weighted-average period of 1.8 years.

The following table represents the composition of Teradata restricted stock grants (post-Separation) in 2007:

Shares in thousands	Number of Shares	Weighted-Average Grant Date Fair Value
Service-based shares	277	$ 28.21
Performance-based shares	270	$ 28.10
Total stock grants	547	$ 28.16

Other Share-based Plans
The Company's employee stock purchase program ("ESPP") was adopted by Teradata's Board of Directors on September 6, 2007, after having been approved by NCR International, Inc., as sole stockholder of Teradata, on August 14, 2007. The plan became effective on October 1, 2007. The plan provides eligible employees of Teradata and its designated subsidiaries an opportunity to purchase the Company's common stock at a discount to the average of the highest and lowest sale prices on the last trading day of each month. The ESPP discount is 5% of the average market price. As a result, this plan was considered non-compensatory under SFAS 123R. Employees may authorize payroll deductions of up to 10% of eligible compensation for common stock purchases. No purchases were made under the ESPP in 2007, as the first enrollment period began after December 31, 2007. Purchases under Teradata's ESPP are expected to begin in 2008.

NOTE 8 Employee Benefit Plans

Pension and Postemployment Plans. Prior to the Separation, NCR employees engaged in Teradata's business were eligible to participate in pension, postretirement and postemployment benefit plans sponsored by NCR in many of the countries where Teradata does business. As Teradata participated in NCR's plans, it accounted for its pension and postemployment benefit costs under the multiemployer plan approach, and has recognized the pension and postemployment costs allocated to it by NCR as expense, with a corresponding contribution in parent company investment. Pension and postemployment benefit costs were allocated to Teradata based on the projected benefit obligation associated with Teradata-specific employees and other NCR employees who provided support services to Teradata. NCR froze its U.S. defined pension plans as of December 31, 2006, and ceased to accrue additional benefits for all participants in the U.S. plans.

In conjunction with the Separation, certain of NCR's pension and postemployment benefit obligations and plan assets relating to the Teradata business were assumed by/transferred to the Company. Assets of the Company's defined benefit plans are primarily invested in publicly traded common stocks, corporate and government debt securities, real estate investments, and cash or cash equivalents.

Postemployment obligations relate to benefits provided to involuntarily terminated employees and certain inactive employees after employment but before retirement. These benefits are paid in accordance with various foreign statutory laws and regulations, and Teradata's established postemployment benefit practices and policies. Postemployment benefits may include disability benefits, supplemental unemployment benefits, severance, workers' compensation benefits, continuation of health care benefits and life insurance coverage, and are funded on a pay-as-you-go basis. There were no postretirement benefit obligations assumed by the Company.

Pension and postemployment benefit costs for the years ended December 31 were as follows:

	2007		2006		2005	
In millions	Pension	Postemployment	Pension	Postemployment	Pension	Postemployment
Service cost	$ 2	$ 1	$ –	$ –	$ –	$ –
Interest cost	1	1	–	–	–	–
Expected return on plan assets	(1)	–	–	–	–	–
Amortization of actuarial loss	1	1	–	–	–	–
Pre-Separation allocation from NCR	6	12	23	16	22	17
Total costs	$ 9	$ 15	$ 23	$ 16	$ 22	$ 17

In accordance with the provisions of Statement of Financial Accounting Standards No. 158 ("SFAS 158"), *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans*, the underfunded amount of pension and postemployment obligations is recorded as a liability in the Company's condensed consolidated balance sheets. The following tables present the changes in benefit obligations, plan assets, funded status and the reconciliation of the funded status to amounts recognized in the consolidated balance sheets and in accumulated other comprehensive income at December 31:

	2007	
In millions	Pension	Postemployment
Change in benefit obligation		
Benefit obligation at January 1	$ –	$ –
Obligation transferred from NCR	91	50
Service cost	2	1
Interest cost	1	1
Actuarial (gain) loss	–	(2)
Other	–	2
Benefits paid	(1)	(1)
Currency translation adjustments	4	2
Benefit obligation at December 31	97	53
Change in plan assets		
Fair value of plan assets at January 1	–	–
Fair value of plan assets transferred from NCR	50	–
Actuarial return on plan assets	1	–
Company contributions	3	–
Benefits paid	(1)	–
Currency translation adjustments	2	–
Plan participant contribution	1	–
Fair value of plan assets at December 31	56	–
Funded status	$ (41)	$ (53)
Amounts Recognized in the Balance Sheet		
Noncurrent assets	$ (2)	$ –
Current liabilities	1	7
Noncurrent liabilities	42	46
Net amounts recognized	$ 41	$ 53
Amounts Recognized in Accumulated Other Comprehensive Income		
Net actuarial loss	$ 14	$ 28
Prior service cost	1	(1)
Total	$ 15	$ 27

The accumulated pension benefit obligation as of December 31, 2007, was $88 million. For pension plans with accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of assets were $30 million, $33 million and $35 million, respectively, at December 31, 2007.

The weighted-average rates and assumptions used to determine benefit obligations at December 31, 2007, and net periodic benefit cost for the year ended December 31, 2007, were as follows:

	Pension		Postemployment	
	Benefit Obligations	Benefit Cost	Benefit Obligations	Benefit Cost
Discount rate	4.7%	4.5%	5.4%	5.0%
Rate of compensation increase	3.3%	3.2%	4.2%	3.8%
Expected return on plan assets	–	5.2%	–	–
Involuntary turnover rate	–	–	3.0%	3.0%

The Company employs a building block approach as its primary approach in determining the long-term expected rate of return assumption for plan assets. Historical market returns are studied, and long-term relationships between equities and fixed income are preserved consistent with the widely accepted capital market principle that assets with higher volatility generate a higher return over the long run. Current market factors such as inflation and interest rates are evaluated before long-term capital market assumptions are determined. The expected long-term portfolio return is established for each plan via a building block approach with proper rebalancing consideration. The result is then adjusted to reflect additional expected return from active management net of plan expenses. Historical plan returns, the expectations of other capital market participants and peer data are all used to review and check the results for reasonableness and appropriateness.

The discount rate used to determine year-end 2007 U.S. benefit obligations was derived by matching the plans' expected future cash flows to the corresponding yields from the Citigroup Pension Discount Curve. This yield curve has been constructed to represent the available yields on high-quality fixed-income investments across a broad range of future maturities. International discount rates were determined by examining interest rate levels and trends within each country, particularly yields on high-quality long-term corporate bonds, relative to our future expected cash flows.

Gains and losses have resulted from changes in actuarial assumptions and from differences between assumed and actual experience, including, among other items, changes in discount rates and differences between actual and assumed asset returns. These gains and losses (except those differences being amortized to the market-related value) are only amortized to the extent that they exceed 10% of the higher of the market-related value or the projected benefit obligation of each respective plan. As a result, unrecognized net losses of $1 million and an immaterial amount of prior service cost are expected to be amortized during fiscal 2008.

Plan Assets. The weighted-average asset allocations at December 31, 2007, by asset category are as follows:

	Actual Asset Allocation	Target Asset Allocation
Equity securities	58%	57%
Debt securities	28%	32%
Real estate	10%	10%
Other	4%	1%
Total	100%	100%

Investment Strategy. Teradata employs a total return investment approach whereby a mix of equities, fixed-income and real estate investments are used to maximize the long-term return of plan assets subject to a prudent level of risk. The risk tolerance is established for each plan through a careful consideration of plan liabilities, plan funded status and corporate financial condition. The investment portfolios contain a diversified blend of equity and fixed-income investments. Furthermore, equity investments are diversified across domestic and international stocks, small and large capitalization stocks, and growth and value stocks. Fixed-income assets are also diversified across domestic and international issuers, and type of fixed-income security (i.e., government and corporate bonds). Where applicable, real estate investments are made through real estate securities, partnership interests or direct investment, and are diversified by property type and location. Other assets such as cash are used judiciously to improve portfolio diversification and enhance risk-adjusted portfolio returns. Derivatives may be used to adjust market exposures in an efficient and timely manner. Due to the timing of security purchases and sales, cash held by fund managers is classified in the same asset category as the related investment. Rebalancing algorithms are applied to keep the asset mix of the plans from deviating excessively from their targets. Investment risk is measured and monitored on an ongoing basis through regular performance reporting, investment manager reviews, actuarial liability measurements and periodic investment strategy reviews.

Cash Flows Related to Employee Benefit Plans

Cash Contributions. The Company plans to contribute approximately $7 million to the international pension plans in 2008.

Estimated Future Benefit Payments. The Company expects to make the following benefit payments reflecting past and future service from its pension and postemployment plans:

In millions	Pension Benefits	Postemployment Benefits
Year		
2008	$ 7	$ 7
2009	$ 8	$ 7
2010	$ 6	$ 7
2011	$ 6	$ 7
2012	$ 7	$ 7
2013–2017	$ 35	$ 30

Savings Plans. U.S. employees and many international employees participate in defined contribution savings plans. These plans generally provide either a specified percent of pay or a matching contribution on participating employees' voluntary elections. The Company's matching contributions typically are subject to a maximum percentage or level of compensation. Employee contributions can be made pre-tax, after-tax or a combination thereof. The expense under the U.S. plan was approximately $11 million in 2007. The expense under international and subsidiary savings plans was $6 million in 2007. Certain of these amounts represent contributions made by NCR to the defined contribution savings plans in periods prior to the Separation.

NOTE 9 Derivative Instruments and Hedging Activities

As a portion of the Company's operations and revenue occur outside the United States, and in currencies other than the U.S. dollar, the Company is exposed to potential losses from changes in foreign currency exchange rates. To mitigate the impact of currency fluctuations, the Company uses foreign exchange forward contracts to hedge transactional exposures resulting from foreign currency denominated intercompany inventory purchases. The forward contracts are designated as fair value hedges of specified foreign currency denominated intercompany payables and generally mature in three months or less. The Company does not hold or issue financial instruments for trading purposes nor does it hold or issue leveraged derivative instruments. By using derivative financial instruments to hedge exposures to changes in exchange rates, the Company exposes itself to credit risk. The Company manages exposure to counterparty credit risk by entering into derivative financial instruments with highly rated institutions that can be expected to fully perform under the terms of the agreement.

All derivatives are recognized in the Consolidated Balance Sheets at their fair value. The fair values of foreign exchange contracts are based on market spot and forward exchange rates and represent estimates of possible value that may not be realized in the future. Changes in the fair value of derivative financial instruments, along with the loss or gain on the hedged asset or liability, are recorded in current period earnings.

At December 31, 2007, the contract notional amount of the Company's foreign exchange forward contracts was $66 million. The fair value derivative assets and liabilities recorded in other current assets and accrued liabilities at December 31, 2007, are not material. The Company was not party to any derivative financial instruments at December 31, 2006.

The aggregate net foreign currency transaction losses (gains) in 2007, 2006 and 2005 were not material to the results of operations. The aggregate foreign currency transaction amounts include the gains/losses on the Company's foreign currency fair value hedges for all periods presented.

NOTE 10 Commitments and Contingencies

In the normal course of business, the Company is subject to proceedings, lawsuits, claims and other matters, including those that relate to the environment, health and safety, employee benefits, export compliance, intellectual property, tax matters, and other regulatory compliance and general matters, including those described below. Because such matters are subject to many uncertainties, their outcomes are not predictable. While the Company believes that amounts provided in our condensed consolidated financial statements are currently adequate in light of the probable and estimable liabilities, there can be no assurances that the amounts required to satisfy alleged liabilities from such matters will not impact future operating results.

The Company is subject to governmental investigations and requests for information from time to time. Presently, the United States Department of Justice is conducting an investigation regarding the propriety of the Company's arrangements or understandings with others in connection with certain federal contracts and the adequacy of certain disclosures related to such contracts. The investigation arises in connection with civil litigation in federal district court filed under the qui tam provisions of the civil False Claims Act against a number of information technology companies, including the Company. The complaints against the Company remain under seal. The Company is conducting its own internal investigation focusing on the propriety of certain transactions under federal programs under which Teradata was a contractor. The Company has shared evidence of questionable conduct that the Company has uncovered with the Justice Department and intends to continue to cooperate with the Justice Department in its investigation. The Company has recorded a reserve of approximately $1 million related to the current best estimate of potential liability relating to this matter.

A separate portion of the government's investigation relates to the adequacy of pricing disclosures made to the government in connection with negotiation of NCR's General Services Administration Federal Supply Schedule as it relates to Teradata, and to whether certain subsequent price reductions were properly passed on to the government. Both NCR and the Company are participating in this aspect of the investigation, with respect to certain products and services of each, and each will assume financial responsibility for its own exposures, if any, without indemnification from the other. At this time, the Company is unable to determine whether it has liability with respect to this aspect of the investigation.

The Company believes the amounts provided in its financial statements are adequate in light of the probable and estimable liabilities. However, there can be no assurances that the actual amounts required to satisfy alleged liabilities from the matter described above and other matters, and to comply with applicable laws and regulations, will not exceed the amounts reflected in the Company's financial statements or will not have a material adverse effect on its results of operations, financial condition or cash flows. Any costs that may be incurred in excess of those amounts provided as of December 31, 2007, cannot currently be reasonably determined.

Guarantees and Product Warranties. Guarantees associated with the Company's business activities are reviewed for appropriateness and impact to the Company's financial statements. Periodically, the Company's customers enter into various leasing arrangements coordinated with a leasing partner. In some instances, the Company guarantees the leasing partner a minimum value at the end of the lease term on the leased equipment or guarantees lease payments between the customer and the leasing partner. As of December 31, 2007, the maximum future payment obligation of this guaranteed value and the associated liability balance was $6 million.

The Company provides its customers a standard manufacturer's warranty and records, at the time of the sale, a corresponding estimated liability for potential warranty costs. Estimated future obligations due to warranty claims are based upon historical factors such as labor rates, average repair time, travel time, number of service calls and cost of replacement parts. For each consummated sale, the Company recognizes the total customer revenue and records the associated warranty liability using pre-established warranty percentages for that product class. From time to time, product design or quality corrections are accomplished through modification programs. When identified, associated costs of labor and parts for such programs are estimated and accrued as part of the warranty reserve.

The following table identifies the activity relating to the warranty reserve for the years ended December 31:

In millions	2007	2006	2005
Warranty reserve liability			
Beginning balance at January 1	$ 8	$ 7	$ 7
Accruals for warranties issued	13	12	11
Settlements (in cash or kind)	(15)	(11)	(11)
Balance at end of period	$ 6	$ 8	$ 7

The Company also offers extended and/or enhanced coverage to its customers in the form of maintenance contracts. The Company accounts for these contracts by deferring the related maintenance revenue over the extended and/or enhanced coverage period. Amounts associated with these maintenance contracts are not included in the table above.

In addition, the Company provides its customers with certain indemnification rights. In general, the Company agrees to indemnify the customer if a third party asserts patent or other infringement on the part of the customer for its use of the Company's products. In addition, the Company has entered into indemnification agreements with its officers and directors. From time to time, the Company also enters into agreements in connection with its acquisition and divesture activities that include indemnification obligations by the Company. The fair value of these indemnification obligations is not readily determinable due to the conditional nature of the Company's potential obligations and the specific facts and circumstances involved with each particular agreement. The Company has not recorded a liability in connection with these indemnifications. Historically, payments made by the Company under these types of agreements have not had a material effect on the Company's consolidated financial condition, results of operations or cash flows.

Contractual and Other Commercial Commitments In the normal course of business, the Company enters into various contractual obligations that impact, or could impact, liquidity. The following table and discussion outlines the Company's material obligations at December 31, 2007, with projected cash payments in the periods shown:

In millions	Total Amounts	2008	2009–2010	2011–2012	2013 and thereafter
Lease obligations	$ 63	$ 15	$ 23	$ 16	$ 9
Purchase obligations	158	131	12	12	3
Total lease and purchase obligations	$ 221	$ 146	$ 35	$ 28	$ 12

Lease obligations in the above table include facilities in various domestic and international locations, as well as leases from NCR for properties that are currently owned by NCR and partially utilized by the Company. Purchase obligations are committed purchase orders and other contractual commitments for goods and services, and include contractual payments in relation to service agreements with Accenture LLP and NCR for ongoing transaction services.

The Company also has product warranties and several guarantees to third parties, as well as postemployment and international pension obligations that may affect future cash flow. These items are not included in the table of obligations shown above. Product warranties and third-party guarantees are described in detail above in this Note. Postemployment and pension obligations are described in detail in Note 8.

Concentrations of Risk. The Company is potentially subject to concentrations of credit risk on accounts receivable and financial instruments such as hedging instruments, and cash and cash equivalents. Credit risk includes the risk of nonperformance by counterparties. The maximum potential loss may exceed the amount recognized on the balance sheet. Exposure to credit risk is managed through credit approvals, credit limits, selecting major international financial institutions (as counterparties to hedging transactions) and monitoring procedures. Teradata's business often involves large transactions with customers, and if one or more of those customers were to default in its obligations under applicable contractual arrangements, the Company could be exposed to potentially significant losses. However, management believes that the reserves for potential losses were adequate at December 31, 2007 and 2006.

The Company is also potentially subject to concentrations of supplier risk. Our hardware components are assembled exclusively by Flextronics Corporation (formerly Solectron). Flextronics procures a wide variety of components used in the manufacturing process on our behalf. Although many of these components are available from multiple sources, the Company utilizes preferred supplier relationships to better ensure more consistent quality, cost and delivery. Typically, these preferred suppliers maintain alternative processes and/or facilities to ensure continuity of supply. Given the Company's strategy to outsource its manufacturing activities to Flextronics and to source certain components from single suppliers, a disruption in production at Flextronics or at a supplier could impact the timing of customer shipments.

NOTE 11 Revolving Credit Facility

On October 1, 2007, Teradata entered into a five-year, $300 million unsecured credit agreement (the "Credit Agreement") with a syndicate of financial institutions and Bank of America, N.A., as Administrative Agent. The Credit Agreement provides for a revolving credit commitment of up to $300 million, and expires on October 1, 2012. Borrowing under the Credit Agreement is subject to the satisfaction of a number of conditions precedent. The credit facilities contain certain representations and warranties; conditions; affirmative, negative and financial covenants; and events of default customary for such facilities. For most borrowings,

Teradata would anticipate choosing a floating rate based on the London Interbank Offered Rate ("LIBOR"). If the facility had been fully drawn at December 31, 2007, the spread over the LIBOR would have been 32 basis points (for an interest rate of 5.04%, assuming a 6-month borrowing term) given Teradata's leverage ratio at that date. As of December 31, 2007, the Company had no borrowings outstanding under this revolving credit facility and was in compliance with all covenants.

NOTE 12 Subsequent Events

On February 11, 2008, the Board of Directors of the Company authorized two stock repurchase programs. The employee stock dilution offset program is an ongoing, self-funding anti-dilution program that uses the cash received from employee share purchases under the Teradata Corporation Employee Stock Purchase Plan and option exercises under the Teradata Corporation 2007 Stock Incentive Plan to repurchase Company common stock on the open market at management's discretion, in accordance with applicable securities rules regarding issuer repurchases. In addition, the Board authorized a general open market share repurchase program pursuant to which the Company may spend up to $250 million over a two-year period to repurchase its common stock on the open market at management's discretion, in accordance with applicable securities rules regarding issuer repurchases. No stock repurchases had been made by the Company as of December 31, 2007. Subsequent to the Company's customary blackout period surrounding the release of earnings, from February 14, 2008 through February 29, 2008, the Company repurchased approximately 1.6 million shares for approximately $38 million. In order to preserve the tax-free status of the Separation, the accumulated shares repurchased in the two-year period following the Separation must remain below 20% of the common shares outstanding on September 30, 2007.

NOTE 13 Segment, Other Supplemental Information and Concentrations

Teradata manages its business in three geographic regions, which are also the Company's operating segments: (1) the North America and Latin Americas ("Americas") region; (2) the Europe, Middle East and Africa ("EMEA") region; and (3) the Asia Pacific and Japan ("APJ") region. Management evaluates the performance of its segments based on revenue and segment margin, and does not include segment assets for management reporting purposes. Segment margin excludes certain corporate-related costs consistent with the manner by which management evaluates segment operating performance. This presentation is useful to investors because it allows analysis and comparability of operating trends. The Company's management does not use corporate-level selling, general and administrative, or research and development expenses to measure and evaluate regional segment performance.

The following table presents regional segment revenue and segment gross margin for the Company for the years ended December 31:

In millions	2007	% of Revenue	2006[3]	% of Revenue	2005	% of Revenue
Revenue						
Americas[1]	$ 964	57%	$ 920	60%	$ 861	59%
EMEA	424	25%	360	23%	340	23%
APJ	314	18%	267	17%	266	18%
Total revenue	1,702	100%	1,547	100%	1,467	100%
Segment gross margin						
Americas	560	58%	545	59%	507	59%
EMEA	207	49%	168	47%	165	49%
APJ	159	51%	126	47%	130	49%
Subtotal – segment gross margin	926	54%	839	54%	802	55%
Reconciling amounts[2]	(10)		(10)		(7)	
Total gross margin	916	54%	829	54%	795	54%
Selling, general and administrative expenses	470	28%	410	27%	391	27%
Research and development expenses	126	7%	117	8%	120	8%
Total income from operations	$ 320	19%	$ 302	20%	$ 284	19%

(1) The Americas region includes revenue from the United States of $884 million in 2007, $849 million in 2006 and $803 million in 2005.

(2) Includes corporate-related costs that management does not use to make decisions regarding the regional operating segments or to assess their financial performance.

(3) The Americas results for the year ended December 31, 2006, have been revised to correct for the error discussed in Note 2.

The following table presents revenue by product and services revenue for the Company for the years ended December 31:

In millions	2007	2006[2]	2005
Products (software and hardware)[1]	$ 884	$ 807	$ 786
Professional and installation-related services	451	404	368
Total solution	1,335	1,211	1,154
Support services	367	336	313
Total revenue	$ 1,702	$ 1,547	$ 1,467

[1] Our data warehousing hardware and software products are often sold and delivered together in the form of a "node" of capacity as an integrated technology solution. Accordingly, it is impracticable to provide the breakdown of revenue from various types of hardware and software products.

[2] Product revenue for the year ended December 31, 2006, has been revised to correct for the error discussed in Note 2.

The following table presents property, plant and equipment by geographic area at December 31:

In millions	2007	2006
United States	$ 80	$ 59
Americas (excluding United States)	1	1
EMEA	3	1
APJ	10	3
Property, plant and equipment, net	$ 94	$ 64

Concentrations. No single customer accounts for more than 10% of the Company's revenue. As of December 31, 2007, the Company is not aware of any significant concentration of business transacted with a particular customer that could, if suddenly eliminated, have a material adverse effect on the Company's operations. The Company also lacks a concentration of available sources of labor, services, licenses or other rights that could, if suddenly eliminated, have a material adverse effect on its operations.

NOTE 14 Quarterly Information (unaudited)

In millions, except per share amounts	First	Second	Third	Fourth
2007				
Total revenues	$ 367	$ 430	$ 439	$ 466
Gross margin	$ 196	$ 230	$ 229	$ 261
Operating income	$ 70	$ 88	$ 66	$ 96
Net income	$ 43	$ 49	$ 29	$ 79
Net income per share:				
Basic	$ 0.24	$ 0.27	$ 0.16	$ 0.44
Diluted	$ 0.24	$ 0.27	$ 0.16	$ 0.43
2006				
Total revenues	$ 323	$ 396	$ 375	$ 453
Gross margin	$ 180	$ 209	$ 199	$ 241
Operating income	$ 58	$ 80	$ 68	$ 96
Net income	$ 37	$ 50	$ 43	$ 62
Net income per share:				
Basic	$ 0.20	$ 0.28	$ 0.24	$ 0.34
Diluted	$ 0.20	$ 0.28	$ 0.24	$ 0.34

The unaudited quarterly information presented above for the fourth quarter of 2006 and first quarter of 2007 has been revised to correct for the error discussed in Note 2. The impact of this revision to the fourth quarter of 2006 was to reduce total revenues by $13 million, gross margin by $10 million and net income by $6 million ($0.04 per diluted share). The impact of this revision to the first quarter of 2007 was to increase total revenues by $13 million, gross margin by $10 million and net income by $6 million ($0.04 per diluted share).

Common Stock Information

Teradata common stock began trading on the New York Stock Exchange under the symbol "TDC" on October 1, 2007. Teradata was added to the Standard & Poor's 500 ("S&P 500") index upon its separation from NCR in 2007. There were approximately 120,000 registered holders of Teradata common stock as of February 29, 2008. The following table presents the high and low closing per share prices of Teradata common stock on the New York Stock Exchange during the calendar quarter indicated.

Common Stock Closing Market Price	High	Low
2007		
Fourth quarter	**$ 29.08**	**$ 23.13**

Teradata has not paid cash dividends and does not anticipate the payment of cash dividends on Teradata common stock in the immediate future. The declaration of dividends in the future would be subject to the discretion of Teradata's Board of Directors.

Comparison of Cumulative Total Return

The following graph compares the relative performance of Teradata stock, the Standard & Poor's 500 Stock Index and the Standard & Poor's Information Technology Index. This graph covers the three-month period from October 1, 2007 (immediately following the Separation), through December 31, 2007.



$110
$100
$90
$80
Total Returns (1)
10/1/07
10/31/07
11/30/07
12/31/07
Months Ending
Teradata Corporation
S&P 500 Index
S&P Information Technology Index

Company/Index	October 1, 2007	October 31, 2007	November 30, 2007	December 31, 2007
Teradata Corporation	$ 100	$ 108	$ 98	$ 104
S&P 500 Index	$ 100	$ 100	$ 96	$ 95
S&P Information Technology Index	$ 100	$ 106	$ 97	$ 99

(1) In each case, assumes a $100 investment immediately following Teradata's Separation from NCR on October 1, 2007, and reinvestment of all dividends, if any.

SELECTED FINANCIAL DATA

For the Year Ended December 31	2007[1]	2006[2]	2005[3]	2004[4]	2003
In millions, except per share and employee amounts					
Revenue	$ 1,702	$ 1,547	$ 1,467	$ 1,349	$ 1,203
Income from operations	$ 320	$ 302	$ 284	$ 199	$ 124
Other income	$ 2	$ –	$ –	$ –	$ –
Income tax expense	$ 122	$ 110	$ 78	$ 61	$ 34
Net income	$ 200	$ 192	$ 206	$ 138	$ 90
Net income per common share					
Basic	$ 1.11	$ 1.06	$ 1.14	$ 0.76	$ 0.50
Diluted	$ 1.10	$ 1.06	$ 1.14	$ 0.76	$ 0.50

At December 31	2007	2006	2005	2004	2003
Total assets	$ 1,294	$ 1,003	$ 911	$ 871	$ 798
Debt	$ –	$ –	$ –	$ –	$ –
Total stockholders' equity/parent company equity	$ 631	$ 591	$ 517	$ 444	$ 424
Cash dividends	$ –	$ –	$ –	$ –	$ –
Number of employees	5,900	5,100	4,500	4,100	4,000

(1) Includes $17 million ($15 million after-tax) for expenses related to the Separation from NCR; a $10 million charge related to a tax rate change in Germany; and an out of period income tax expense adjustment of $7 million relating to prior years.

(2) Amounts have been revised to correct for the error discussed in Note 2 to the Consolidated Financial Statements.

(3) Includes income tax benefits totaling $33 million from the favorable settlement of tax audit issues relating to the tax years 1997–1999 and 2000–2002.

(4) Includes $14 million income tax benefit resulting from the favorable settlement of tax audit issues relating to the period when NCR was a subsidiary of AT&T Corp.

CORPORATE INFORMATION

ANNUAL MEETING OF STOCKHOLDERS

Stockholders are invited to attend Teradata's Annual Meeting of Stockholders at 8:00 a.m. on Monday, 28 April 2008, to be held at Teradata's research and development office in California at:

Teradata Corporation
17095 Via Del Campo
Rancho Bernardo, CA 92127

STOCKHOLDER ACCOUNT INQUIRIES

Inquiries regarding "registered" stockholder accounts should be directed to Teradata's stock transfer agent, BNY Mellon Shareowner Services at:

Teradata Corporation
c/o BNY Mellon Shareowner Services
P.O. Box 358015
Pittsburgh, PA 15252-8015

Phone: 888-261-6779
Outside the U.S.: 201-680-6578
TDD for hearing impaired (in the U.S.):
800-231-5469
TDD for hearing impaired (outside the U.S.):
201-680-6610

Account information can also be obtained via e-mail at shrrelations@mellon.com, or by visiting the stock transfer agent's web site: www.bnymellon.com/shareowner/isd.

COMPANY INFORMATION

Information requests for Teradata's filings with the U.S. Securities and Exchange Commission ("SEC"), annual report on Form 10-K, quarterly reports, and other financial information can be obtained without charge by writing or calling:

Teradata Investor Relations
2835 Miami Village Drive
Miamisburg, OH 45342
Phone: 937-242-4878
E-mail: investor.relations@teradata.com
Web site: www.teradata.com/investor

CEO AND CFO CERTIFICATIONS

In 2007, the company's CEO provided the New York Stock Exchange ("NYSE") with the annual CEO certification regarding Teradata's compliance with the NYSE's corporate governance listing standards. In addition, the company's CEO and CFO filed with the SEC all required certifications regarding the quality of Teradata's public disclosures in its fiscal 2007 periodic reports.

ANNUAL REPORT ON FORM 10-K

The company's annual report filed with the SEC on Form 10-K can be accessed via the "Investor Relations" page of Teradata's web site at www.teradata.com/investor.

LEADERSHIP

Michael F. Koehler
President and Chief Executive Officer

Stephen A. Brobst
Chief Technology Officer

Rocky J. Blanton
President, Americas Region

Todd B. Carver
Vice President, Deputy General Counsel and Chief Ethics and Compliance Officer

Saundra D. Davis
Vice President, Human Resources

Robert E. Fair, Jr.
Executive Vice President,
Global Field Operations

Scott E. Gnau
Chief Development Officer

Peter Hand
President, APJ Region

Daniel L. Harrington
Executive Vice President,
Technology and Support Services

Bruce A. Langos
Chief Operations Officer

Darryl D. McDonald
Chief Marketing Officer

Laura K. Nyquist
General Counsel and Corporate Secretary

Stephen M. Scheppmann
Executive Vice President and
Chief Financial Officer

Hermann Wimmer
President, EMEA Region

Robert A. Young
Vice President,
Financial Planning and Operations

BOARD OF DIRECTORS

James M. Ringler
Chairman of the Board
Teradata Corporation

Edward P. Boykin
Former President and Chief Executive Officer
Computer Sciences Corporation

David E. Kepler
Senior Vice President, Chief Sustainability Officer, Chief Information Officer and Corporate Director, Shared Services
The Dow Chemical Company

Michael F. Koehler
President and Chief Executive Officer
Teradata Corporation

Victor L. Lund
Non-Executive Chairman
DemandTec, Incorporated

C. K. Prahalad
Paul and Ruth McCracken Distinguished University Professor of Strategy
The Ross School of Business,
University of Michigan

William S. Stavropoulos
Chairman Emeritus
The Dow Chemical Company


TERADATA
TDC
LISTED
NYSE
TDC
LISTED
NYSE

Teradata President and Chief Executive Officer Mike Koehler, with other senior leaders, rings The Opening Bell[SM] on October 1, 2007, to celebrate the first day of Teradata's trading on the New York Stock Exchange.

Design: Mizrahi Design Associates, Inc. (www.mizrahidesign.com) Printing: Diversified Global Graphics Group (DG3)



TERADATA CORPORATION
2835 Miami Village Drive > Miamisburg, OH 45342 > www.teradata.com



END

SP-557